Sogecable

05012208

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

October 24th, 2005

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated April 12st, 2005.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on April 7th, Sogecable, S.A gives notice of the calling of the General Shareholders´ Meeting to be held, at the second calling on April 27th, 2005 at 12.30 hours, in the Municipal Theatre of Tres Cantos.

(ii) April 27th, Notice that the General Shareholders´Meeting of Sogecable, S.A. has approved all Agreements adopted on it.

(iii) Notice issued on April 27th, referred to the "Application of the International Norms of Financial Information in the elaboration of the consolidated financial statements of the Sogecable group".

(iv) April 27th, Notice of the speeches from the Chief Executive Officer´s of Sogecable at the General Shareholder´s Meeting.

(v) Notice issued on May 18th, 2005, Sogecable has sold 16,66% of his share capital of Warner Lusomundo Sogecable Cines de España, S.A. and keeps 16,67% of the share capital.

(vi) Notice issued on May 20th, Sogecable presents the Share Securities Note. Annex III of Commission Regulation (CE) Nr. 809/2004.

(vii) Notice issued on May 20th, Sogecable refers to the Share Registration Document. Annex I of Commission Regulation (CE) Nr. 809/2004.

(viii) Notice issued on June 9th, Sogecable's capital increase has been totally subscribed by his shareholders.

(ix) Notice issued on June 29th, the Spanish Ministry of Industry, Commerce and Tourism communicates the beginning of the file of modification of the concessional contract between Sogecable and the Government.

(x) Notice issued on July 15th, regarding the agreement signed by Sogecable and a group of financial entities for the amount of 1.200 million euros that replaces the signed on August 2003.

(xi) Notice issued on July 26th, the Board of Directors of Sogecable has accepted the resignation of Vivendi's Universal representants: Mrs. Jacques Espinasse, Olivier Courson and Vincent Vallejo. Vivendi Universal will be represented by Directors Fernando Falcó and Jean François Dubos.

(xii) Notice issued on October 7th, Provincial Court overturns CMT ruling in regulation of football contracts.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The first quarter report of 2005

(i) The first half year report of 2005.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

Iñigo Dago
General Secretary

Madrid, April 7, 2005

STATEMENT OF RELEVANT INFORMATION

Sogecable, S.A. announces its next shareholders' meeting, to be held on **April 27, 2005 at 12.30 p.m.** in Tres Cantos (Madrid) in the Teatro Municipal de la Casa de Cultura, Plaza del Ayuntamiento, 2. Please see attached text of the official announcements of the meeting, to be released on April 8, 2005.

For further information, please visit the website www.sogecable.com to see all the information that the company has made available to its shareholders with regard to its next shareholders' meeting.

SOGECABLE, S.A.
Call of the Annual General Shareholders' Meeting

By decision of the Board of Directors of Sogecable, S.A., the shareholders are given notice of the calling of the Annual General Shareholders' Meeting (hereinafter, the General Meeting) to be held in Tres Cantos (Madrid), in the Teatro Municipal de la Casa de la Cultura, located at Plaza del Ayuntamiento 2, at 12:30pm on 26 April 2005, at first call, or on 27 April 2005 at second call.

It is expected that the ***General Meeting will be held at second call on 27 April 2005*** *at the place and time indicated above, with the following*

AGENDA

1. *Examination and approval, or otherwise, of the Annual Financial Statements — Balance Sheet, Statement of Operations, and Notes thereto — and Management Report, both for the Company and for its consolidated group, for the year 2004, and the proposed distribution of profits.*

2. *Approval of the 2004 management performance of the Board of Directors.*

3. *Departure and appointment of Directors.*

4. *Adoption of the relevant resolutions in relation to the auditor of the Company's and consolidated group's accounts in accordance with the provisions of article 42 of the Spanish Code of Commerce (Código de Comercio) and article 204 of the Spanish Public Limited Companies Act (Ley de Sociedades Anónimas; hereinafter the Act).*

5. *Ratification of the universal assignment to Sogecable, S.A. of the assets and liabilities of the companies "Gestión de Derechos Audiovisuales y Deportivos, S.A.", "Servicios Técnicos de Sogecable S.L.", "Cable Antena S.A." and "Plataforma Logística de Usuarios de Sogecable S.L.", whose sole shareholder was the Company and which will be wound up without liquidation as part of the Group's restructuring and rationalisation, as well as the Board of Directors' management of this matter.*

6. *Amendment of article 5 (share capital) of the Articles of Association (By-laws) to reflect the legal possibility of issuing non-voting callable shares.*

7. *Capital increase of 3,141,188 euros by means of the issue of 1,570,594 callable shares of Class B and series B2005, B2006, B2006, B2007 and B2008, each with a par value of 2 euros and 0.50 euros issue premium; total disapplication of pre-emption rights given that the new shares are intended to cover the stock options approved by the General Shareholders' Meetings of 16 May 2000 and 13 May 2003; projection of incomplete subscription; setting of redemption terms and conditions; delegation of powers to the Board of Directors to execute the capital increase, including authority to amend article 5 of the Articles of Association.*

8. *Delegation of powers to the Board of Directors to resolve to increase the share capital by up to twenty million euros, with authority to disapply pre-emption rights.*

9. *Authorisation for direct or indirect derivative acquisition of own shares subject to the legal limits and requirements, annulling the part not executed of the authorisation granted for derivative acquisition of own shares at the General Shareholders' Meeting of 16 March 2004.*

10. *Authorisation for the Company Board of Directors, on the broadest terms, to fully develop and execute the above resolutions, specifically including exercise of the powers to interpret, correct and complete them and to have them notarised in a public instrument.*

1. RIGHT TO ATTEND

The General Meeting of shareholders may be attended by shareholders who are the holders of record in the relevant books five days in advance of the scheduled meeting date of one hundred shares, individually or pooled together for these purposes, and who carry the requisite attendance card, which will be issued by the Company as from the date of publication of this notice, in accordance with article 6 of the Regulation of the General Shareholders' Meeting. Nevertheless, if the shareholders have not received their Card at their address of record by post, they may download and obtain a duplicate of the Card by following the procedure explained at the Company website (www.sogecable.com).

2. RIGHT TO APPOINT PROXY

All shareholders entitled to attend may appoint another person as their proxy. The appointee must be a shareholder or director of the Company, without prejudice to arrangements for family representatives and grant of general powers of attorney, in accordance with the requirements and formalities stipulated in article 17 of the Company Articles of Association, article 17 of the Regulation of the General Shareholders' Meeting and by the Act.

To name a proxy by personal or postal delivery, shareholders should complete and sign the "Proxy" space in the paper copy of the attendance, proxy and voting card mailed to them by Sogecable, S.A. Proxy nominations must be accepted by the proxy or shall be void. The person appointed as proxy may only vote by personally attending the General Meeting. If the proxy named is the Chairman of the Board of Directors and no specific voting instructions are given, it shall be understood that the said proxy will vote for the proposals brought before the meeting by the Board.

The duly completed and signed card must be delivered to the Sogecable, S.A. registered office or posted to the following address: Registro de Accionistas, Apartado 1177 F.D. 28080 – Madrid. Shareholders may use the enclosed return envelope provided by Sogecable, S.A.

3. REMOTE VOTING

In accordance with article 18bis of the Articles of Association and article 14 of the Regulation of the General Shareholders' Meeting, shareholders entitled to attend the General Meeting may issue their vote on the proposals regarding the points on the agenda by post or by remote electronic means, according to what the Board of Directors has stipulated in relation to the procedures, time limits and other relevant provisions for ensuring the authenticity and identification of the shareholders.

a) *Electronic voting: To issue the remote vote by electronic means, shareholders must do so through the Company website (www.sogecable.com), according to the procedure set forth in the section for the General Shareholders' Meeting 2005. To do so they must possess an electronic signature issued by one of the following three providers of the electronic certification service: CERES (Fábrica Nacional de Moneda y Timbre- Real Casa de la Moneda — the Royal Spanish Mint); CAMERFIRMA (Spanish Chambers of Commerce); ANCERT (Agencia Notarial de Certificación — Notary Certification Agency).*

b) *Personal or postal delivery: To vote remotely by personal or postal delivery, shareholders must complete and sign the "Remote Voting" space in the paper copy of the attendance, proxy and voting card mailed to them by Sogecable, S.A. The duly completed and signed card must be delivered to the Sogecable, S.A. registered office (Avenida de los Artesanos, 6, Tres Cantos – Madrid 28760) or posted to the following address: Registro de Accionistas, Apartado 1177 F.D. 28080 – Madrid. Shareholders may use the enclosed return envelope provided by Sogecable, S.A. for this purpose.*

4. REMOTE AND PROXY VOTING BY POSTAL CORRESPONDENCE: TIME LIMITS AND BASIC RULES OF THE PROCEDURE

4.1 Remote and proxy voting by postal correspondence

In order to be valid, in accordance with the provisions of the Articles of Association and the Regulation of the General Shareholders' Meeting, both the remote proxy appointment, which shall only be accepted by personal or postal delivery, and the remote vote, whether by electronic means or by personal or postal delivery, must be received by the Company at least 24 hours in advance of the day scheduled for the General Meeting to be held at first call, that is, no later than 25 April 2005, at 12:30pm.

After that time limit, there will only be accepted the paper votes and proxy appointments delivered to the staff responsible for the register of shareholders on the day and at the location of the General Meeting within one hour immediately before the scheduled start time.

4.2 Rules on priority ranking of proxy, remote and direct voting at the General Meeting

(i) Proxy. Proxy appointments made by a shareholder before the shareholder submits a remote vote shall be considered revoked and those made afterwards shall be deemed to not have been made. Personal presence at the General Meeting of a shareholder who had previously appointed a proxy shall operate to cancel the appointment.

(ii) Remote voting. A remote vote shall be nullified:

- *a) By subsequent express revocation made by the same means as used for the remote vote within the time limit established for submitting the vote.*
- *b) By personal attendance at the General Meeting of the shareholder who submitted the remote vote.*
- *c) A remote vote validly submitted with the handwritten signature on the paper card shall render an electronic vote null and void, irregardless of which came first.*

(iii) Ownership of the shares. The remote vote and proxy appointment shall be rendered null and void by transfer of the shares on whose ownership the transferor's voting right was based, if the transfer has been entered in the relevant book-entries accounting record at least five (5) days before the scheduled General Meeting date.

(iv) Other questions: Shareholders who are legal persons and not resident in Spain interested in using the electronic voting mechanism, may consult the suitability of their respective electronic signatures by directly consulting the entities that provide the certification service cited in the preceding section on Remote Voting by electronic means.

The shareholder bears sole responsibility for the custody of the electronic signature required to access and use the electronic voting service.

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting or proxy appointment mechanisms where so required or demanded for technical or security reasons.

The Company disclaims all liability for such harm as may be caused to the shareholder as a result of breakdowns, overloads, unavailable lines, connection failures or any other equivalent or similar event beyond the control of the Company that impedes the use of the electronic voting mechanisms.

5. RIGHT TO INFORMATION

As from the date hereof, in compliance with the provisions of the Act, of article 14 of the Articles of Association and article 5 of the Regulation of the General Shareholders' Meeting, shareholders are entitled to examine at the registered office (Avenida de los Artesanos, 6, Tres Cantos – Madrid), consult on the Company website (www.sogecable.com) and request to be given or mailed, immediately and free of charge, a copy of the following documents:

- *Full text of the 2004 annual financial statements and management report for the Company and for its consolidated group, as well as the respective audit reports (point 1 on the agenda).*
- *Full text and report of the Board of Directors on the proposed amendment of article 5 of the Articles of Association set out in point 6 of the agenda of the General Meeting.*
- *Report of the Board of Directors and Report of the Auditor of the Company accounts on the proposed capital increase set out in point 7 of the agenda of the General Meeting.*
- *Report of the Board of Directors on the proposal to authorise the Board of Directors to increase the capital as set out in point 8 of the agenda of the General Meeting.*
- *Full text of the proposed resolutions for the different points of the agenda to be brought before the General Meeting by the Board of Directors.*

In addition, shareholders are entitled to examine at the registered office (Avenida de los Artesanos, 6, Tres Cantos – Madrid) and consult on the Company website (www.sogecable.com) the following documents:

- *Annual Corporate Governance Report for 2004.*
- *Annual Report prepared by the Audit and Compliance Committee for 2004.*

In accordance with article 112 of the Public Limited Companies Act and article 5 of the Regulation of the General Shareholders Meeting, the shareholders may send a written request to the directors, until the seventh day prior to the scheduled General Meeting date, for information or clarifications, or submit questions on the matters contained on the General Meeting agenda and on the publicly available information released by the Company to the Spanish securities exchange regulator (Comisión Nacional del Mercado de Valores) since the last General Shareholder's Meeting was held.

The person so requesting must give evidence of his or her identity, if the request for information is made in writing, by sending a photocopy of the national identity document or passport and, in the case of legal persons, a document sufficiently evidencing the representative capacity. In addition, the person requesting information must demonstrate their status as shareholder or provide sufficient data for the Company to verify that status.

The right to information by remote electronic means shall be exercised through the Company website, and the electronic document submitted by the shareholder must incorporate an electronic signature issued by any of the certification service providers mentioned in the preceding section on remote voting by electronic means.

6. PRESENCE OF NOTARY PUBLIC

The Board of Directors has requested the presence of a notary public to draw up the minutes of the General Meeting.

7. *EXPECTED GENERAL MEETING DATE*

It is expected that the General Meeting will be held at second call, that is, on 27 April 2005, at the place and time indicated above.

For more information, shareholders may contact the Sogecable, S.A. Office of the Shareholder, by phone at (34) 91 736 70 25, from 10:00am to 2:30pm and from 3:30pm to 5:30pm, Monday through Friday, or by email at secgeneral@sogecable.com.

Tres Cantos (Madrid), 8 April 2005
The Company Secretary and Secretary of the Board of Directors

Madrid, April 27, 2005

STATEMENT OF RELEVANT INFORMATION

SOGECABLE S.A. announces that all resolutions set forth at today's shareholders' meeting were adopted.

Please see attached summary of adopted resolutions.

The board of directors of Sogecable, S.A., in a meeting held subsequently to the shareholders' meeting, agreed to re-elect the board members Mr Mariano Pérez Claver, member of the executive committee, and Mr Vincent Vallejo, member of the audit and compliance committee.

The company also announces that, as part of a temporary measure, upon execution of the seventh resolution of the shareholders' meeting, regarding a capital increase destined to cover stock options, adopted at the shareholders' meetings held May 16, 2000 and May 13, 2003, the board has resolved to fulfil the consignment of shares of beneficiaries exercising their options prior to said execution, through purchases to be made, when applicable, by a financial entity. The terms of said temporary program are the following: (1) maximum number of shares to be acquired: 310,090 shares of treasury stock representing 0.25 percent of share capital; (2) maximum countervalue: up to 10 percent above the average weighted exchange rate or the closing exchange rate of the trading day or days on which the corresponding transactions take place; (3) duration: until the launching of the capital increase. This announcement complies with Commission Regulation (EC)2273/2003 of December 22, 2003 and Directive 77/91/EEC.

RESOLUTIONS ADOPTED BY THE GENERAL SHAREHOLDERS MEETING OF SOGECABLE, S.A., HELD ON APRIL 27TH, 2005

1. Examination and approval, or otherwise, of the Annual Financial Statements — Balance Sheet, Statement of Operations, and Notes thereto — and Management Report, both for the Company and for its consolidated group, for the year 2004, and the proposed distribution of profits.

That there be approved the individual and consolidated Annual Financial Statements (Balance Sheet, Statement of Operations and Notes thereto) for the year ended 31 December 2004, audited by the auditor of the Company's accounts, which show the Company made a loss of 157,193.449.42 euros, such that no distribution of profits is applicable. The loss shall be taken in full to the "Accumulated losses" account.

2. Approval of the 2004 management performance of the Board of Directors.

That there be approved, without reservation, the management performance of the Board of Directors during the past financial year.

3. Departure and appointment of Directors.

That there be ratified the decision taken by the Board of Directors at its meeting of 16 March 2004, to appoint Mr. Borja García-Nieto Portabella to fill the vacancy left by the resignation of Mr. Jesús de Polanco Gutiérrez and name Mr. Borja García-Nieto Portabella as Director of the Company for the five (5) year term of office provided by the articles of association, effective as from the adoption of this resolution.

That there by ratified the decision taken by the Board of Directors at its meeting of 20 July 2004, to appoint Mr. Mariano Pérez Claver to fill the vacancy left by the resignation of Mr. José María García Alonso and name Mr. Mariano Pérez Claver as Director of the Company for the five (5) year term of office provided by the articles of association, effective as from the adoption of this resolution.

That there be ratified the decision taken by the Board of Directors at its meeting of 26 October 2004, to appoint Mr. Vincent Vallejo to fill the vacancy left by the resignation of Mr. Jacques-Paul Espinasse and name Mr. Vincent Vallejo as Director of the Company for the five (5) year term of office provided by the articles of association, effective as from the adoption of this resolution.

4. Adoption of the relevant resolutions in relation to the auditor of the Company's and consolidated group's accounts in accordance with the provisions of article 42 of the Spanish Code of Commerce (Código de Comercio) and article 204 of the Spanish Public Limited Companies Act (Ley de Sociedades Anónimas; hereinafter the Act).

That there be renewed, for the purposes provided in article 204 of the Spanish Public Limited Companies Act and articles 153 et seq. *of the Regulations of the Companies Registry (Reglamento del Registro Mercantil), the appointment of DELOITTE, S.L., with registered office at Calle Raimundo Fernández Villaverde, 65, 28003, Madrid, corporate taxpayer identity code (CIF) B-79104469, company registered with the Companies Registry of Madrid in volume 13650, folio 188, section 8, page number M-54414 and registered i*

5. Ratification of the universal assignment to Sogecable, S.A. of the assets and liabilities of the companies "Gestión de Derechos Audiovisuales y Deportivos, S.A.", "Servicios Técnicos de Sogecable S.L.", "Cable Antena S.A." and "Plataforma Logística de Usuarios de Sogecable S.L.", whose sole shareholder was the Company and which will be wound up without liquidation as part of the Group's restructuring and rationalisation, as well as the Board of Directors' management of this matter.

That there be ratified the universal assignment to Sogecable, S.A. of the assets and liabilities of the companies "Gestión de Derechos Audiovisuales y Deportivos, S.A.", "Servicios Técnicos de Sogecable S.L.", "Cable Antena S.A." and "Plataforma Logística de Usuarios de Sogecable S.L.", whose sole shareholder was Sogecable S.A. and which have been wound up without liquidation as part of the Group's restructuring and rationalisation, which said assignment was accepted by Mr. Javier Díez de Polanco in his capacity as Chief Executive Officer, and that there also be ratified the Board of Directors' management of this matter, authorising the Chief Executive Officer and the Board Secretary to adopt the related decisions and sign the relevant documents for that purpose.

6. Amendment of article 5 (share capital) of the Articles of Association (By-laws) to reflect the legal possibility of issuing non-voting callable shares.

"That article 5 of the Articles of Association be amended by adding a section 2 worded as follows:

"2. The Company may issue non-voting shares equivalent to not more than half of the share capital, and the holders of such shares shall be entitled to receive a minimum annual dividend of one percent of the paid-up capital per share, without prejudice to any other statutory rights.

The company may also issue callable shares equivalent to not more than one quarter of the share capital and in compliance with all other legal requirements."

Consequently, article 5 is amended to read as follows:

"Article 5. Share Capital.

1. *The authorised share capital is TWO HUNDRED AND FIFTY-TWO MILLION, EIGHT THOUSAND, SEVEN HUNDRED AND FORTY (252,008,740) EUROS divided into ONE HUNDRED AND TWENTY-SIX MILLION, FOUR THOUSAND, THREE HUNDRED AND SEVENTY (126,004,370) registered ordinary shares, of the same series, of TWO (2) EUROS par value each, numbered from one (1) to one hundred and twenty-six million, four thousand, three hundred and seventy (126,004,370), both inclusive. All of these shares are fully paid up.*

2. *The Company may issue non-voting shares equivalent to not more than half of the share capital, and the holders of such shares shall be entitled to receive a minimum annual dividend of one percent of the paid-up capital per share, without prejudice to any other statutory rights.*

   The company may also issue callable shares equivalent to not more than

7. Capital increase of 3,141,188 euros by means of the issue of 1,570,594 callable shares of Class B and series B2005, B2006, B2006, B2007 and B2008, each with a par value of 2 euros and 0.50 euros issue premium; total disapplication of pre-emption rights given that the new shares are intended to cover the stock options approved by the General Shareholders' Meetings of 16 May 2000 and 13 May 2003; projection of incomplete subscription; setting of redemption terms and conditions; delegation of powers to the Board of Directors to execute the capital increase, including authority to amend article 5 of the Articles of Association.

A) *That the authorised share capital be increased by three million, one hundred and forty-one thousand, one hundred and eighty-eight (3,141,188) euros through the issue of one million, five hundred and seventy thousand, five hundred and ninety-four (1,570,594) redeemable shares of two (2) euros par value each, which shall constitute a new B Class of shares, and within it four series, B2005, B2006, B2007 and B2008, numbered from 1-B2005 to 310,090-B2005, from 1-B2006 to 405,000-B2006, from 1-B2007 to 386,500-B2007, and from 1-B2008 to 469,004-B2008.*

The existing 126,004,370 ordinary shares, numbered from 1 to 126,004,370, shall forthwith constitute the new A Class of shares, and will be numbered from 1-A to 126,004,370-A.

The new shares, which shall be distributed in book-entry form, shall be issued at a premium of 0.50 euros per share, which amount, added to the par value of 2 euros, is greater than the net book value of the Sogecable, S.A. share, which, according to the consolidated balance sheet at 31 December 2004, duly audited and approved by the shareholders at this Annual General Meeting in item 1 of the agenda, is 2.09 euros.

From the moment of issue, the holders of the new shares will have the same financial, voting and other non-financial rights as the holders of ordinary shares of Sogecable, S.A. currently in issue, except with respect to the right to redeem regulated below in section B) of this resolution.

The pre-emption rights of existing shareholders of Sogecable, S.A. shall be wholly disapplied on the terms specified in article 159.1 of the TRLSA and on the grounds that disapplication is justified in the interest of the Company, given the purpose of the issue, which is to cover:

a) *310,090 options that were awarded during 2002 under the Share option plan for financial years 2000, 2001 and 2002 for executive directors and officers of the Company, which was approved by the shareholders at the General Meeting held on 16 May 2000, in item 6 of the agenda, each one of which options gives its holder the right to purchase a share at an exercise price of 25.13 euros in the period ending on 13 October 2005;*

b) 405,000 options that were awarded during 2003 under the Share option plan for financial years 2003, 2004 and 2005 for executive directors and officers of the Company, which was approved by the shareholders at the General Meeting held on 13 May 2003, in item 9 of the agenda, each one of which options gives its holder the right to purchase a share at an exercise price of 9.02 euros in the period starting at the beginning of 2006 and ending on 9 November of that year;

c) 386,500 options that were awarded during 2004 under the above-mentioned Share option plan approved by the shareholders at the above-mentioned General Meeting held on 13 May 2003, each one of which options gives its holder the right to purchase a share at an exercise price of 25.75 euros in the period starting at the beginning of 2007 and ending on 13 September of that year; and

d) A maximum of 469,004 options that remain to be awarded during 2005, under the above-mentioned Share option plan approved by the shareholders at the above-mentioned General Meeting held on 13 May 2003, each one of which will give its holder the right to purchase a share at an exercise price to be decided by the Board of Directors or its Appointments and Remuneration Committee, in accordance with the provisions of the Plan, depending on the share price during the 180 business days preceding the date of the 2005 Annual General Meeting, and exercise it in the period starting at the beginning of 2008 and ending, foreseeably, on 25 October of that year.

The new shares shall be offered for subscription to such financial institution or institutions as the Board of Directors shall designate to provide the above-mentioned coverage, in exercise of the powers delegated to the Board, as described below in section C) of this resolution.

The consideration for the issuance of the new shares shall be paid in full at the time of their issuance. Approval of the capital increase is given on the understanding that the issue may be less than fully subscribed.

B) That the new shares be redeemable, in accordance with the provisions of articles 92bis and 92ter of the TRLSA, exclusively at the request of the shareholders and on the terms set out below.

The right to redeem may be exercised, by written notice given by the shareholder to the Company within the periods specified below:

a) For the 310,090 shares of series B2005, within one month following 13 October 2005, which is the date of expiry of the exercise period of the options that these shares were issued to cover; any shares in respect of which the right to redeem has not been exercised by the end of that period shall then be converted into Class A ordinary shares and the B2005 series shall therefore cease to exist;

b) For the 405,000 shares of series B2006, within one month following 9 October 2006, which is the date of expiry of the exercise period of the options that these shares were issued to cover; any shares in respect of which the right to redeem has not been exercised by the end of that period shall be converted into Class A ordinary shares and the B2006 series shall therefore cease to exist;

c) For the 386,500 shares in the series B2007, within one month following 13 October 2007, which is the date of expiry of the exercise period of the options that these shares were issued to cover; any shares in respect of which the right to redeem has not been exercised by the end of that period shall be converted into Class A ordinary shares and the B2007 series shall therefore cease to exist; and

d) For the 469,004 shares in the series B2008, within the month following 25 October 2008, which is the date of expiry of the exercise period of the options that these shares were issued to cover; any shares in respect of which the right to redeem has not been exercised by the end of that period shall be converted into Class A ordinary shares and the B2008 series shall therefore cease to exist.

Furthermore, shareholders may waive their redemption rights at any time upon written notice given by the shareholder to the Company, in which case the shares concerned will be converted into Class A ordinary shares.

The redemption price will be equal to the issue price, that is, 2.50 euros, and will be paid by the Company within one month of the date of receipt of notice of exercise of the right to redeem, unless the method of redemption requires a resolution of the General Shareholders Meeting, in which case payment will be made within two months of the date of the first General Meeting held after the date first mentioned.

C) That the Board of Directors and, as delegated by the Board, the Executive Committee and Chief Executive Officer be empowered, under the provisions of article 153.1.a) of the TRLSA, to decide, within one year of the date of this General Meeting, the date on which this resolution to increase capital shall be put into effect, or else decide not to execute it, and, if it decides to execute the resolution, to set any terms and conditions of the increase that have not already been provided for in the preceding sections, including, without limitation:

a) To designate the financial institution of institutions that, in order to cover the options referred to in this resolution, will subscribe to the issue and pay for the new shares, and to enter into the pertinent agreements with them, on such terms and conditions as it shall deem appropriate;

b) To redraft article 5 of the Articles of Association to reflect the change in share capital, both initially as a result of the issue and payment of the new shares, and subsequently, as many times as may be necessary, whenever those shares are redeemed or converted into ordinary shares, and the B

Class of shares and its four series, B2005, B2006, B2007 and B2008, cease to exist;

c) *To draft and formulate any prospectuses that may be required under security market regulations and decide any subsequent modifications to the same that it deems appropriate;*

d) *To request that the new shares and, whenever a conversion takes place, the ordinary shares to which they may be converted be admitted to trading, the Board being vested with all the powers required for that purpose, so that it may take the necessary steps and issue whatever documents may be required, and to appoint the institution that will keep account of the shares and the depository institutions that will issue certificates of deposit representing the shares, issuing any documents that may be necessary for that purpose;*

e) *To apply for such authorisations and make such disclosures as may be required to the competent authorities and bodies;*

f) *To take whatever steps are necessary and to approve and execute whatever public and private documents may be required to make this resolution to increase capital fully effective in all its aspects and content, and especially to amend, clarify, interpret, complete, elucidate or specify the resolution, as necessary, and in particular to make good any errors, omissions or mistakes that may be pointed out in the oral or written report of the Companies Registry.*

8. Delegation of powers to the Board of Directors to resolve to increase the share capital by up to twenty million euros, with authority to disapply pre-emption rights.

That the Board of Directors and, as delegated by the Board, the Executive Committee and Chief Executive Officer be authorised, under articles 153.1.b) and 159.2 of the Consolidated Text of the Public Limited Companies Act (Texto Refundido de la Ley de Sociedades Anónimas), to decide within five years of the date of this General Meeting to increase the share capital by up to twenty million euros, in one or several increases, at such times and in such amounts as it shall deem appropriate, through the issue of up to ten million new ordinary shares of par value two (2) euros each, plus such issue premium as the Board of Directors shall decide, with partial or total disapplication of pre-emption rights.

9. Authorisation for direct or indirect derivative acquisition of own shares subject to the legal limits and requirements, annulling the part not executed of the authorisation granted for derivative acquisition of own shares at the General Shareholders' Meeting of 16 March 2004.

That authorisation be given to the derivative acquisition of own shares of the Company, directly or through companies it controls and to the annulment of the part not executed of the authorisation approved at the General Shareholders' Meeting of 16 March 2004, subject to the following limits and requirements:

Form of acquisition: acquisition by sale-purchase or by any other inter vivos *act for valuable consideration.*

Maximum number of shares to be acquired: shares representing up to 5% of the share capital of Sogecable, S.A., free and clear of all liens and encumbrances, provided they are completely paid in and are not subject to the performance of any other type of obligation, and provided the par value of the shares acquired does not exceed the aforesaid limit of 5% of the share capital of Sogecable, S.A.

Minimum and maximum price of acquisition: the minimum price for acquisition of the shares shall be their par value and the maximum price up to 120% of their trading price at the acquisition date.

Duration of the authorisation: 18 months reckoned from the date of this resolution.

The shares acquired may be delivered to the intended recipients of the options system or the special compensation plans referred to by the text of the sixth resolution approved by the company shareholders in the General Meeting of 16 May 2000, as well as to those others designated in the Options Plan approved by the shareholders in the General Meeting of 13 May 2003, all without prejudice to the capital increase approved by this General Shareholders' Meeting in relation to item 7 on the agenda.

10. Authorisation for the Company Board of Directors, on the broadest terms, to fully develop and execute the above resolutions, specifically including exercise of the powers to interpret, correct and complete them and to have them notarised in a public instrument.

That without prejudice to the authorisations provided for in the preceding resolutions, authorisation be given to the Board of Directors, with powers to sub-delegate to the Executive Committee, on the broadest terms required by law, to develop, execute and interpret all of the preceding resolutions, including, insofar as necessary, the powers to interpret, remedy and complete them. It is likewise resolved to delegate to the Chairman of the Board of Directors Mr. Rodolfo Martín Villa, to the Chief Executive Officer Mr. Javier Díez de Polanco and to the Secretary Iñigo de Loyola Dago Elorza so that either one of them indistinctly may have the resolutions adopted at this General Meeting formalised and notarised, and, in particular, to proceed to file with the Companies Registry for deposit therein a certificate of the resolutions approving the financial statements and application of results, accompanied by the legally required documents, as well as to execute all public and private documents that may be necessary until the adopted

Tres Cantos (Madrid), May 18, 2005

STATEMENT OF RELEVANT INFORMATION

Sogecable has sold 16.66% of the share capital of Warner Lusomundo Sogecable Cines de España S.A. to Cinesa Compañía de Iniciativas y Espectáculos S.A.. Sogecable still maintains a 16.67$ stake in the company.

The completion of the transaction, to be carried out jointly with that of the rest of the shareholders of said company, is subject to the approval of the transaction by Spanish regulatory authorities.

The definitive economic terms of the transaction may be determined upon the completion of the transaction, which will be duly announced.

Yours sincerely,
Secretary-General

Madrid, June 9, 2005

STATEMENT OF RELEVANT INFORMATION

SOGECABLE announces that its capital increase, the terms of which were adopted at the shareholders' meeting and by the board of directors on April 27, 2005 (the prospectus was registered with the Spanish National Securities Market Commission on May 20, 2005), destined to amortize the participation loans extended by the company's main shareholders (Prisa, Telefónica de Contenidos and Vivendi Universal) in relation to the integration of Vía Digital in SOGECABLE, was fully subscribed by the company's current shareholders, whom were granted preferential subscription rights and entitled to accrual of up to an additional 10 percent on their shareholdings.

The capital increase was oversubscribed through the requests for the exercising of preferential subscription rights and the additional requests from shareholders with preferential subscription rights. The provisional total number of direct and additional requests exceeded the 7,560,261 shares of the capital increase. Upon confirmation of these figures, the additional requests will be prorated among the applicants. Hence, no shares will be available for institutional placement.

Upon the full subscription of the capital increase at this initial stage, the value of the capital increase set forth in the prospectus remains unchanged at 184,999,586 euros (15,120,522 euros in face value and 169,879,064 in issue premium), with the purchase price of the shares set forth at 24.47 euros per share.

Upon completion of this capital increase, the share capital of SOGECABLE amounts to 267,129,262 euros, comprised of 133,564,631 shares at a face value of two euros per share.

The full subscription of the capital increase by the shareholders of SOGECABLE is evidence of the backing of the company's undertaking by its shareholders and will allow the company to reduce its debt and significantly ease its financial burden.

Yours sincerely,
Secretary-General

Madrid, June 29, 2005

OTHER ANNOUNCEMENTS

The Ministry of Industry, Tourism and Commerce has informed SOGECABLE of the commencement of the revision of the company's licencing contract with the state regarding the indirect management of the public service of terrestrial broadcasting, as set forth in the Spanish law 10/1998, of May 3, of private broadcasting and in the law of contracts of the Public Administrations, a rewritten text approved by Royal Legislative Decree 2/2000, of June 16.

Yours sincerely,
Secretary-General

Tres Cantos-Madrid, July 15, 2005

STATEMENT OF RELEVANT INFORMATION

Sogecable signed a loan today for 1.2 million euros with a group of 24 financial entities.

The loan is to substitute the company's current 1.350 million euros in bank financing signed in August 2003 in relation to the integration of Vía Digital and the launch of Digital +. The new syndicated loan is due to expire in 2011 and the initial interestrate spread in relation to the Euribor index is 95 basis points.

Acting as MLAs (Mandated Lead Arrangers) in this loan are Banco Bilbao Vizcaya Argentaria, Banesto, BNP Paribas, La Caixa, Caja Madrid, Calyon, Citigroup, HSBC, Natexis, Royal Bank of Scotland, Société Générale and Sumitomo. Along with these entities, the following also play a significant part: Banco Santander Central Hispano, JP Morgan, Caixa Galicia, Barclays, Banco Urquijo, Sabadell-Atlántico and Caixa Catalunya.

The margins applicable to this new financing are subject to the updating of the interest-rate spread on the basis of the relationship "net bank debt to EBITDA" within a range of 50 to 115 basis points, and are considerably more favourable than those included in the terms of the loan being substituted.

Yours sincerely,
Secretary-General

Tres Cantos-Madrid, July 26, 2005

STATEMENT OF RELEVANT INFORMATION

At the meeting of the board of directors of Sogecable, S.A. held today, resignations were accepted from Vivendi Universal board members Mr Jacques Espinasse, Mr Olivier Courson and Mr Vincent Vallejo, who were thanked for their dedication and efforts.

Vivendi Universal continues to be represented on the board by Mr Fernando Falcó y Fernández de Córdova, vicechairman and member of the executive committee, and by Mr Jean Francois Dubos.

PRESS RELEASE
PROVINCIAL COURT OVERTURNS CMT RULING IN REGULATION OF FOOTBALL CONTRACTS

The court overturns the ruling of the CMT, upon the insistence of Tenaria, regarding the "guaranteed minutes" of football.

The Provincial Court of Madrid overturned the December 30 ruling of the Spanish telecoms watchdog CMT, upon the insistence of Tenaria, the cable operator resulting from the merger of Retena (Navarre) and Reterioja (La Rioja). According to the previous ruling, this company—which has been taken up by Auna—intended to reduce the predetermined amounts (the so-called guaranteed minimums) that it pays to Audiovisual Sport (AVS) for the pay-per-view football matches it broadcasts.

Other cable operators such as Euskaltel, Telecable and Auna took up the same legal action before the CMT, obtaining similar results from the aforementioned administrative organization, whose ruling in the case of Tenaria was overturned by the Provincial Court of Madrid. The remaining cases were also appealed by Sogecable and are pending resolution in the Provincial Court of Madrid. The payment of guaranteed minimums is standard practice worldwide in the marketing of audiovisual rights.

In 2000, cable operators signed agreements with the holder of said rights, Audiovisual Sport, regarding the broadcasting of league and cup football matches produced by AVS in pay-per-view format. In exchange for said rights, the pay-per-view operators were required to provide consideration in the form of minimum amounts—the so-called "guaranteed minimums"—when the number of matches sold falls short of a predetermined figure and an additional remuneration when the number surpasses said figure. Some cable operators (the same that have taken legal action before the CMT) had already demanded, in court, a reduction in the guaranteed minimums, but their cases were rejected in 2003 and 2004.

In relation to the integration of the digital platforms, these same operators have attempted to reproduce their demands before the CMT, accusing Sogecable rather than AVS. The CMT initially accepted their cases, despite the opposition of Sogecable, but now the legal system has sided with this company. The Provincial Court of Madrid has ruled that Sogecable is not obliged to observe the ruling of the CMT. The reasons for this include the fact that the merger of Sogecable and Vía Digital—if it were to affect competition—would influence future rather than present contracting as the operators acquiring beforehand the rights involving the broadcasting of football content are protected by their contracts and Sogecable must comply with them after the merger, just as they had to before the merger. The new ruling may not be appealed and forces Tenaria to pay all legal costs incurred.

7th October, 2005

SECURITY REFERENCE

GENERAL

QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:

QUARTER 1 YEAR 2005

Registered Company Name:
SOGECABLE, S.A.

Registered Address:

AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS - MADRID

TAX I.D. Nª

A/79114815

Persons assuming responsibility for this Information, the positions the occupy and identification of the powers they hold by virtue of which they represent the company::

IÑIGO DAGO ELORZA - General Secretary. Powers of representation, according to the public deed dated 26/02/2001, registration nª 655.

FERNANDO MARTÍNEZ ALBACETE- Financial Director. Powers of representation according to the public deed dated 30/10/2001, registration nr 3.475.

Firma:

A) QUARTTERLY ADVANCE OF RESULTS

Units: Millions of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current Financial Year	Previous Financial Year	Current Financial Year	Previous Financial Year
NET AMOUNT OF BUSINESS FIGURE (1)	0800	235.271	234.961	395.504	379.561
PRE-TAX RESULT (2)	1040	-27.075	-55.258	-13.499	-64.604
RESULT FOR THE FINANCIAL YEAR OF CONTINUOUS ACTIVITIES	4700			-20.667	-49.948
RESULT AFTER TAX	1044	-23.863	-47.521	-20.667	-49.948
Results attributable to external partners	2050			2.746	3.349
RESULTS FOR THE FINANCIAL YEAR ATTRIBUTABLE TO THE PARENT COMPANY	2060			-17.921	-46.599
PAID UP CAPITAL	0500	252.009	252.009		
AVERAGE NUMBER OF EMPLOYEES	3000	1.158	1.077	1.724	1.705

B) EVOLUTION OF THE BUSINESS

(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the financial and patrimonial situation and other esential details concerning the general running of the company business.Lastly, a clear distinction must be made

SEE ANNEX I

C). PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with sufficient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and withe a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropieate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002, establishes that, for financial reporting periods from January 1, 2005 onward, entities that, as of the closing date of the balance sheet, have securities listed on a regulated market must prepare their consolidated annual accounts in keeping with International Financial Reporting Standards (hereinafter referred to as IFRS) as established in Spanish legislation (disposición final undécima de la Ley 62/2003of December 30, 2003).

According to said legislation and to rules set forth by the Spanish National Securities Market Commission (Circular 1/2005 of April 1), the consolidated financial data of Grupo Sogecable included in this periodical public information was prepared in keeping with IFRS and not in keeping with the domestic accounting standards used in the audited annual accounts for the period 2004. In keeping with the aforementioned rules, the consolidated financial data included in the column "preceding period" (that is, the consolidated financial data corresponding to the first quarter of 2004) was prepared in keeping with IFRS in order to provide comparable information. Hence, the data in said column does not coincide with that initially released.

Grupo Sogecable, in keeping with the exception described in IFRS1, has chosen to apply IFRS 32 and 39 for the first time as of January 1, 2005. Hence, the financial data corresponding to 2004, prepared in keeping with IFRS principles and criteria, does not include the effect of said standards. Therefore, the data corresponding to the first quarter of 2005 and that of 2004 are not comparable, in this sense.

In information that supplements this quarterly public data, SOGECABLE will inform of its opening balance for the period starting January 1, 2004 (first application of IFRS) as well as the quarterly consolidated balance sheets and profit and loss accounts for 2004, prepared in keeping with IFRS, and reconciliation of net worth as of January 1, 2004 and December 31, 2004, prepared in keeping with the previously used accounting standards PGC (national chart of accounts) and the new IFRS. This information will also include the opening balance as of January 1, 2005, first application of IFRS 32 and 39, and the reconciliation of net worth as of said date prepared in keeping with the aforementioned previously used accounting standards and the new IFRS.

This financial data was prepared with the standards, principles and interpretations known to date and assuming that the IFRS in force at this time will be the same as those adopted to prepare the consolidated financial statements for 2005. It must be taken into account that some projects, resolutions and interpretations are under revision and debate at this time. Hence, this data reflects the best estimate of the group in collaboration with its auditors but is not audited information and should be considered preliminary rather than definitive data that is subject to possible future modifications.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD

(The dividends distributed since the beginning of the financial year will be mentionded).

		% on Nominal	euros per Share	Amount (million of euros)
1. Ordinary Shares	3100			
2. Preferential Shares	3110			
3. Shares without Voting Rights	3120			

Additional information about the distribution of dividends (on account, complementary, etc.)

Sogecable has not distributed any dividend

Annexe in the following page

E) SIGNIFICANT INFORMATION (*)

		YES	NO
1. Acquisition or transfer of shares of the capital of companies quoted on the stock exchange obliged to be communicated in accordance with Article 53 of the LMV (5% and multiples)	3200		X
2. Acquisition of own holdings obliged to be communicated according to the additional provision 1ª of the LSA (1%)	3210		X
3. Other significant increases and decreases of fixed assets (shareholdings greater than 10% in non-listed companies, relevant material investments or sales of shares, etc.	3220		X
4. Increases of decreases in capital stock or of the value of the shares	3230		X
5. Issues, reimbursements or cancellations of loan capital	3240		X
6. Changes in the Director on the Board of Directors.	3250		X
7. Modifications in the Bylaws	3260		X
8. Conversions, mergers or spin-offs	3270		X
9. Changes in the institutional regulations of the sector with significant repercussions on the financial situation of the company or Group.	3280		X
10. Court cases, litigation or disputes that may significantly affect the patrimonial situation of the company or Group.	3290		X
11. Tenders for contracts, suspension of payments, etc.	3310		X
12. Special agreements on limitations, assignments or partial or total surrender of the political or economic rights of the shares of the company..	3320		X
13. Strategic agreements with national or international groups (exchange of share blocks, etc.).	3330		X
14. Other significant information.	3340	X	

(*) Mark with an "X" the corresponding box, adding if affirmative an explanatory annexe in wihich the date of communication to the CNMV and SRVB are detailed.

Additional information concerning the iffuing of dividends (on account, Complementary, etc.)

In the first quarter of 2005, SOGECABLE, S.A. Has not distributed dividends

F) EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

SEE ANNEX II

Sogecable

Consolidated results as of 31 March 2005

First quarter of 2005

27 April 2005

Sogecable

Commercial evolution as of

31 March 2005

COMMERCIAL EVOLUTION

As of 31 March 2005, Sogecable had 2,093,000 subscribers, with the following evolution and distribution:

	31-Mar-05	31-Mar-04	31-Mar-03	Mar.05 vs Mar.04	Mar.04 vs Mar.03
SOGECABLE	2,093,436	2,270,783	1,854,777	-177,347	416,006
DIGITAL+	1,700,117	1,732,025	1,200,898	-31,908	531,127
CANAL+ (Analogue)	393,319	538,758	653,879	-145,439	-115,121

N.B:

Figures for 2003 correspond to Canal Satélite Digital, the former digital offer of Sogecable.

As of 31 March 2005, over 81% of Sogecable's subscribers receive their contents through the digital service, showing the continuous digital migration of Sogecable's customer base.


Evolution of the migration to digital
March 2005
81%
19%
March 2004
76%
24%
March 2003
65%
35%
% Digital subscribers
% Analogue subscribers

DIGITAL+

As of 31 March 2005, the evolution of the number of subscribers of **DIGITAL+** and the distribution of the same, based on the contents they watch, is the following:

	31-Mar-05	31-Mar-04	31-Mar-03	Mar.05 vs Mar.04	Mar.04 vs Mar.03
DIGITAL+	1,700,117	1,732,025	1,200,898	-31,908	531,127
Premium subscribers	1,481,389	1,366,348	1,155,724	115,041	210,624
Basic subscribers	218,728	365,677	45,174	-146,949	320,503

N.B.: Figures for 2003 correspond only to Canal Satélite Digital.

Since October 2003 and up until the third quarter of 2004, Sogecable carried out the adaptation of the old subscribers to the new sales offer of **DIGITAL+**. This adaptation process particularly affected the old subscribers of Vía Digital who had contracts with prices below those currently in force.

With the gradual renewal of the annual contracts of the customers and the cancellation of the subscriptions of subscribers with offers at lower prices than the current offer, average revenues per subscriber recovered the levels prior to the integration with Vía Digital.

Since the month of September 2004, after completing the adaptation of the subscribers to **DIGITAL+**, the platform has increased its net customer base month after month. At the same time, average revenues per subscriber were kept up at the levels reached after the transition process stated above.

Accordingly, throughout the first quarter of 2005, Sogecable increased its net digital subscriber base by 48,000 new subscribers, which as of 31 March 2005 reaches over 1,700,000 households.

Digital subscriber base evolution March 2004 – March 2005


1,732
1,638
1,605
1,653
1,700
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05

(Thousands of subscribers)

In the last two quarters, after overcoming the subscriber transition process, Sogecable resumed the net increase of **DIGITAL+** customers, passing a significant inflection point. Specifically, by incorporating the combined evolution of the two pre-existing digital platforms during the first half of 2003, the quarterly evolution of net registrations during recent years was as follows:

Quarterly net evolution of digital subscribers


(Thousands of subscribers)
-60.8
-87.6
-32.2
-19.4
-63.7
-93.9
-33.1
47.6
47.5
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05

As of 31 March 2005, the distribution of the subscribers of **DIGITAL+** across the different subscription options is shown on the chart below, in which the 59% of customers who have chosen options from the **"DIGITAL+"** range stands out, being the offer with the most complete contents—it combines the services existing in the **"Basic"** and ***"CANAL+"*** ranges.

Digital subscriber breakdown as of March 31st 2005


DIGITAL+ TOTAL
DIGITAL+ DEPORTE
DIGITAL+ CINE
DIGITAL+ FAMILIAR
59%
28%
13%
CANAL+ TOTAL
CANAL+ DEPORTE
CANAL+ CINE
CANAL+ FAMILIAR
BASICO
BASICO CINE

The increase in the number of customers preferring larger offers is due both to the new subscribers that joined during the quarter and to the upgrades applied for by previous subscribers.

During the quarter, the services of the "**DIGITAL+**" range were the most frequently sought by digital customers who were previously subscribed to other offers. New customers preferably chose subscription options in the ***"CANAL+"*** range as their initial program offer.

As a relevant fact, it should be noted that, throughout the first quarter of 2005, the range of "**DIGITAL+**" products exceeded the one million customer threshold. These subscribers enjoy the most complete pay-TV range thanks to the incorporation of Sogecable's exclusive contents.

DIGITAL+: Subscriber breakdown comparison 1Q05 vs 1Q04


March 2005
March 2004
1,005
Digital+ tier
845
477
Canal+ tier
521
219
Basic tier
366
1Q05
(Thousands of subscribers)
1Q04

N.B: In March 2004, the distribution across the "Premium" and "Basic" offers did not show a selection of these subscribers—just the initial allocation made by Sogecable with sales criteria. The data corresponding to the "Canal+ Range" incorporates the Canal Satélite Digital subscribers with similar subscription setups as those in the preceding offer.

The average revenues from recurring subscriptions in the first quarter of 2005 amounted to 43.3 euros per month, similar to the figure in the preceding quarter, whereas the average amount from pay-per-view services in the quarter totalled an average of 6.5 euros per subscriber each month, compared to the 6.2 euros per customer each month recorded in the fourth quarter of 2004.

DIGITAL+ ARPU quarterly evolution March 2004 – March 2005


42.1
43.0
43.4
43.3
43.3
8.6
4.4
3.9
6.2
6.5
1Q04
2Q04
3Q04
4Q04
1Q05
Monthly fee
PPV tickets

In the first quarter of 2004, average revenues from pay-per-view services amounted to 8.6 euros per subscriber each month, boosted by the offer of football matches corresponding to the Spanish Cup Tournament. In 2005, despite the fact that the Cup Tournament was played mostly throughout the first quarter, the exploitation of the same generated lower revenues, largely as a consequence of the elimination of Real Madrid and F.C. Barcelona in the earlier stages of the tournament.

CANAL+

Since the launch of **DIGITAL+** on 21 July 2003, ***CANAL+*** has increased its importance in the field of pay-TV in Spain, standing out as the main force behind its growth thanks to the continuous selection of premium quality contents. ***CANAL+*** has become the benchmark for the Spanish pay-TV market.

A majority of the **DIGITAL+** subscribers choose offers that include contents of ***CANAL+***; its nine digital channels are transmitted exclusively through Sogecable's digital service.

The acceptance of these contents by **DIGITAL+** subscribers means that, as of 31 March 2005, ***CANAL+*** has 1,481,000 customers in its digital service. In addition to this, 393,000 subscribers are users of the analogue service.

CANAL+	31-Mar-05	31-Mar-04	31-Mar-03	Mar.05 vs Mar.04	Mar.04 vs Mar.03
TOTAL CANAL+	1,874,708	1,905,106	1,809,603	-30,398	95,503
Canal+ Digital	1,481,389	1,366,348	1,155,724	115,041	210,624
Canal+ Analogue	393,319	538,758	653,879	-145,439	-115,121

N.B.: Figures for Canal+ Digital in 2003 correspond only to Canal Satélite Digital.

The rising interest in the digital contents of ***CANAL+*** via the exclusive distribution of the **DIGITAL+** offer means that the subscribers of the analogue service, as of 31 March 2005, represent only 21% of the total customers subscribed to the channel, compared to 28% a year earlier, mainly thanks to the success of the campaigns seeking the migration of subscribers from the analogue service to the **DIGITAL+** platform.

CANAL+. Digital and analogue subscribers 1Q05 vs 1Q04


March 2005
79%
21%
March 2004
72%
28%
March 2003
64%
36%
% CANAL+ Digital
% CANAL+ Analogue

With the purpose of speeding up the digital migration process among its customers, in March 2005 Sogecable introduced a very attractive migration offer for its analogue subscribers which is limited to those customers only. In forthcoming quarters, Sogecable will continue to actively promote the migration of its analogue customers to the digital service, where they will enjoy a wider content offer.

Sogecable

Consolidated financial results

31 March 2005

SOGECABLE

Consolidated earnings as of 31 March 2005 - First quarter of 2005

In the first quarter of 2005, when preparing its financial statements Sogecable adopted the accounting criteria established by the International Financial Reporting Standards (IFRS).

In order to allow comparisons with the financial statements for the same period in financial year 2004, Sogecable made the relevant modifications to the same, which are set out below according to the new accounting standards.

In order to allow an adequate understanding of the most significant amendments arising from the application of the International Financial Reporting Standards (IFRS), Sogecable has published a specific document with details of the main changes that the IFRS introduce in the quarterly financial statements corresponding to 2004. This document is available at our website, www.sogecable.com, and it is also attached to this earnings disclosure for the first quarter of 2005.

FIRST QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2005 & 2004 (January-March)

	January - March 2005	January - March 2004	dif € MM	% var
TOTAL REVENUES	**396.4**	**381.2**	**15.2**	**4.0%**
Net Turnover	395.5	379.6	15.9	4.2%
Subscribers	*270.3*	*287.5*	*-17.2*	*-6.0%*
Advertising	*17.4*	*13.5*	*3.9*	*29.2%*
Other	*107.7*	*78.5*	*29.2*	*37.2%*
Other operating revenues	0.9	1.6	-0.7	-43.5%
OPERATING EXPENSES	**319.2**	**317.6**	**1.6**	**0.5%**
Purchases	215.7	211.8	4.0	1.9%
Personnel expenses	32.5	31.4	1.1	3.6%
Other operating expenses	70.9	74.4	-3.5	-4.7%
EBITDA	**77.2**	**63.6**	**13.6**	**21.4%**
Depreciation and amortisation	64.4	76.8	-12.4	-16.2%
Other depreciation and provisions	0.1	4.8	-4.7	-98.6%
Gains or losses on sales of fixed assets	-0.1	-0.4	0.3	-67.4%
OPERATING INCOME/LOSS (EBIT)	**13.0**	**-17.5**	**30.4**	**-174.1%**
Financial results	-23.9	-26.8	2.9	-10.8%
Share in results of companies carried by the equity method	-2.6	-3.4	0.8	-22.5%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-13.5**	**-47.6**	**34.1**	**-71.6%**
Restructuring expenses		-17.0	17.0	-100.0%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-13.5**	**-64.6**	**51.1**	**-79.1%**
Corporate income tax	-7.2	14.7	-21.8	-148.9%
CONSOLIDATED INCOME/LOSS	**-20.7**	**-49.9**	**29.3**	**-58.6%**
Income/Loss attributed to minority interests	2.7	3.3	-0.6	-18.0%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-17.9**	**-46.6**	**28.7**	**-61.5%**

(Million euros)

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	March 31st 2005	March 31st 2004
Tangible fixed assets	218.9	318.0
Intangible assets	384.9	489.4
Long-term financial investments	7.2	23.9
Investments in associated companies	28.6	39.8
Deferred tax assets	1,315.3	1,211.3
Other non-current assets	15.6	54.7
FIXED AND OTHER NON-CURRENT ASSETS	**1,970.5**	**2,137.0**
Inventories	174.4	156.2
Accounts receivable	**278.6**	**439.0**
Trade accounts receivable	*150.1*	*172.2*
Prepayments and other debtors	*128.5*	*266.9*
Other current assets	38.5	25.1
Cash and cash equivalents	32.3	5.1
CURRENT ASSETS	**523.8**	**625.4**
TOTAL ASSETS	**2,494.3**	**2,762.4**

SHAREHOLDERS' EQUITY AND LIABILITIES	March 31st 2005	March 31st 2004
Capital stock	252.0	252.0
Equity reserves	558.9	583.3
Cumulative results	-600.9	-476.8
Shares of the controlling company	0.0	-0.6
GROUP SHAREHOLDERS EQUITY	**210.0**	**357.8**
Minority Interests	35.9	31.5
TOTAL EQUITY	**245.9**	**389.4**
Long-term payables to financial entities	1,116.0	1,129.5
Other financial liabilities	393.9	348.8
Provisions	46.2	22.0
Other non-current liabilities	**64.2**	**84.5**
Long-term deferred revenues	*50.1*	*38.5*
Other non-current liabilities	*14.1*	*46.1*
NON-CURRENT LIABILITIES	**1,620.4**	**1,584.9**
Short-term payables to financial entities	7.9	85.3
Trade accounts payable	501.7	623.9
Other non-trade debts	**118.4**	**79.0**
Short-term deferred revenues	*91.7*	*21.8*
Other non-trade debts	*26.7*	*57.2*
CURRENT LIABILITIES	**628.0**	**788.2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,494.3**	**2,762.4**

(Million euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	January - March 2005	January - March 2004
Net income (loss)	**(17.9)**	**(46.6)**
Adjustments to income (loss)-		
Depreciation and amortisation	64.4	76.8
Amortisation of goodwill	0.0	0.0
Deferred charges and deferred revenues transferred to income statements	(1.2)	(0.5)
Share in results of companies carried by the equity method	2.6	3.4
Changes in provisions and other extraordinary results	0.1	4.7
Income (loss) attributed to minority interests	(2.7)	(3.3)
Corporate income tax	7.2	(14.7)
Funds obtained	**52.3**	**19.7**
Changes in operating assets and liabilities (excluding financial items)	**37.4**	**(81.6)**
Cash provided by operations	**89.7**	**(61.9)**
Investments	(22.3)	(18.9)
Sales and retirements of fixed assets	4.6	3.3
Cash from (used in) investing activities	**(17.7)**	**(15.6)**
Capital increases	0.0	0.0
Increase (decrease) in long-term debt (excluding financial debts)	(15.9)	0.1
Cash from (used in) financing activities (excluding bank facilities)	**(15.9)**	**0.1**
Increase (decrease) of long-term bank facilities	(0.8)	18.9
Increase (decrease) of short-term bank facilities	(26.8)	57.5
Changes in cash and short-term financial investments	(28.5)	1.0
Cash from (used in) bank facilities	**(56.1)**	**77.4**
Funds obtained from (used in) financing activities	**(71.9)**	**77.5**

(Million euros)

FINANCIAL EVOLUTION

Operating Revenues

As of 31 March 2005, Sogecable's Net Turnover totalled 395.5 million euros, an increase of 15.9 million euros over the 379.6 million euros recorded in the first quarter of 2004, representing a 4.2% growth.

Once again, Sogecable has achieved its highest quarterly sales figure. In the fourth quarter of 2004, Sogecable's Net Turnover totalled 392.9 million euros.

Net Turnover year-on-year evolution


Million euros
+15.9 m€
379.6
395.5
1Q04
1Q05

In the first quarter of 2005, the main invoicing revenues were recorded in the "Other revenues" item, with a 29.2 million euro increase in respect of the same period in 2004.

Subscriber revenues

Revenues from subscribers represents the Group's main business line and it accounts for 68.3% of Sogecable's Net Turnover en 2005.

In the first quarter of 2005, Sogecable's revenues from subscribers totalled 270.3 million euros, compared to 287.5 million euros in the same period of the year 2004. This evolution is mainly the result of lower revenues from pay-per-view services, whereas revenues from digital subscriptions rose slightly.

In the first quarter of 2004 -in the midst of the adaptation of subscribers to **DIGITAL+**- the number of subscribers in the period exceeded that of the first quarter of 2005. On the other hand, average revenues from subscriptions during the first quarter of 2004 amounted to 42.1 euros, compared to 43.3 euros per month between January and March 2005. The rise in the average revenues per subscriber made it possible to generate, in the first quarter of 2005, digital subscription revenues slightly above those obtained in the same three months of 2004.

In relation to revenues from pay-per-view services, they declined in the first quarter of 2005 by 11.6 million euros in comparison to the figures for the first quarter of 2004, mainly because of the lower revenues generated from the transmission of Spanish Cup tournament matches.

Contrasting with this decline, on 10 April 2005, **DIGITAL+** reached a new record during the transmission of the Real Madrid – F.C. Barcelona match in the League tournament. Over 605,000 **DIGITAL+** subscribers enjoyed the match in the pay-per-view service. In the month of April 2004, the same match achieved sales totalling 520,000.

Compared to the fourth quarter of 2004, the combined effect of the increase in the digital customer base, the steady figure of average subscription revenues and the higher average consumption of pay-per-view services was shown in the growth of the subscription revenues in the period.

The favourable evolution of subscriber revenues compared to the preceding quarter shows the first benefits of the rising subscriber pattern resumed in September 2004.

Advertising revenues

As of 31 March 2005, advertising revenues amounted to 17.4 million euros, representing a 29.2% increase over the 13.5 million euros raised in the same period of 2004.

Compared to the fourth quarter of 2004, in which advertising revenues totalled 16.3 million euros, this represents a growth of 6.9%.

Regarding Sogecable's Net Turnover in the period, advertising revenues represent, as of 31 March 2005, 4.4% of the total income.

Other income

In the first quarter of 2005, Sogecable's "Other income" totalled 107.7 million euros, an increase of 37.2% over the 78.5 million euros obtained during the same period in financial year 2004.

The most significant changes in relation to income in the first quarter of the previous year correspond to the revenue obtained from the assignment to other operators of the audiovisual rights to the Spanish football league, which represented, as of 31 March 2005, additional revenues totalling 26.7 million euros.

This increase is mainly due to the distribution of pay-per-view football matches to *Imagenio*, sales to mobile phone operators and the transmission of matches by local television networks, as well as the contract increases agreed to with the operators that were already enjoying certain rights.

Film production and distribution activities, the distribution of audiovisual contents and thematic channels, technical assistance services and other services of which revenues are recorded under this item did not change significantly in the first quarter compared to the same period in2004.

Operating charges

The operating charges incurred in the first quarter of 2005 amounted to 319.2 million euros, compared to 317.6 million euros in the same period one year earlier. This growth by 1.6 million euros represents a year-on-year growth rate of 0.5%.

Operating expenses evolution 1Q05 vs 1Q04


Million euros
317.6
+0.5%
319.2
74.4
31.4
211.8
70.9
32.5
215.7
1Q04
1Q05
Purchases
Personnel expenses
Other operating expenses

The most significant changes under the main items of Sogecable's Operating charges were the following:

Purchases

In the first quarter of 2005, Purchases amounted to 215.7 million euros, compared to 211.8 million euros in the same period of the preceding year, an increase of 4.0 million euros, which represents a growth of 1.9%. Compared to the fourth quarter of 2004, in which purchases totalled 244.8 million euros, purchases during the quarter declined by 29.1 million euros.

The rise in the cost of film and football rights and the decline in the distribution costs of sports channels and certain sports events account for the major changes in comparison to the purchase figures recorded in the same period of 2004.

Personnel expenses

Personnel expenses amounted to 32.5 million euros in the first quarter of 2005 compared to 31.4 million euros in the same period of 2004, which represents an increase by 1.1 million euros.

The total number of employees throughout the first quarter of 2005 was 1.724 compared to the average of 1.705 employees during the first three months of 2004.

Other Operating Charges

In the first quarter of 2005, Other Operating Charges amounted to 70.9 million euros, declining in comparison to the 74.4 million euros incurred in the same period one year earlier. This decline by 3.5 million euros represents a year-on-year reduction by 4.7%.

Among the most significant changes in comparison to the first quarter of 2004 is the reduction by 3.8 million euros in the provision set aside to meet the possible non-payment by subscribers who cancelled their subscription—the figure was much higher in 2004 because of the adaptation to the **DIGITAL+** offer,

EBITDA

As of 31 March 2005, EBITDA reached 77.2 million euros, compared to 63.6 million euros in the first quarter of 2004, representing an increase by 13.6 million euros and a year-on-year growth rate of 21.4%.

Year-on-year EBITDA growth


Million euros
+21.4%
29.6
63.6
77.2
1Q 2003
1Q 2004
1Q 2005

In the fourth quarter of 2004, EBITDA amounted to 69.1 million euros, so EBITDA for the first quarter of 2005 rose by 11.7% over the previous quarter.

EBIT

As of 31 March 2005, EBIT recorded a profit of 13.0 million euros, contrasting with a loss of 17.5 million euros in the first quarter of 2004.

The profit of 30.4 million euros is the result of the positive evolution of EBITDA and the significant reduction of depreciation and amortisation charges during the period, as a result of which costs declined by 16.8 million euros.

Year-on-year EBIT evolution


Million euros
-6.3
-17.5
13.0
1Q 2003
1Q 2004
1Q 2005

In the first quarter of 2005, there were significant reductions in several of the major items subject to amortisation or depreciation.

The decline in the number of cancellations in the first quarter of 2005 led to a decline in the write-off amortisation of their subscriber acquisition costs in an amount of 4.5 million euros, compared to the same period in 2004, as a consequence of the lower number of subscriber cancellations recorded this year.

Likewise, the gradual decline of the contribution to depreciation charges from the decoders acquired by Canal Satélite Digital and Vía Digital in the early years of the business, as well as the fact that the devices for the analogue service of ***CANAL+*** are now virtually depreciated, has allowed a reduction in the charges recorded under this item during the quarter. In the first quarter of 2005, the depreciation of decoders totalled 22.2 million euros, representing a reduction by 5.4 million euros, compared to the 27.6 million euros recorded in the first three months of 2004.

Participation in results of companies carried by the equity method

The Participation in Results of Companies Carried the Equity Method entailed a loss of 2.6 million euros in the first quarter of 2005, representing a decline by 22.5% compared to the loss of 3.4 million euros booked under the same item in the first three months of 2004.

Restructuring Expenses

On 31 December 2004, Sogecable concluded the restructuring process that began in the third quarter of 2003, after the integration of Vía Digital. Additional amounts are not expected under this item.

The purpose of the process was the reorganisation and the redefinition of the scope of business of Sogecable, via the absorption or cancellation of commitments with suppliers of audiovisual rights, thematic channels and services.

In the first quarter of 2004, Sogecable had recorded restructuring charges totalling 17.0 million euros.

As of 3 February 2005, the Banking Syndicate taking part in Sogecable's syndicated loan formally notified the end of the restructuring process, allowing the application of reductions in the cost of the financing of Sogecable.

Results

The Consolidated Results before Taxes in the first quarter of 2005 yielded a loss of 13.5 million euros, compared to a loss of 64.6 million euros in the same period of 2004, which represents a year-on-year reduction of losses by 51.1 million euros and 79.1%.

The Results attributed to the Controlling Company in the first quarter of 2005 was a loss of 17.9 million euros, compared to a loss of 46.6 million euros in the same period of 2004.

Investments

During the first three months of 2005, Sogecable's investments amounted to 22.3 million euros. The most significant investments comprised the acquisition of decoding devices and digital access cards, as well as the direct cost of attracting new subscribers who joined **DIGITAL+** during the quarter.

Investments for the two items during the period amounted to 5.8 million euros and 12.4 million euros, respectively.

Cash-flow

As of 31 March 2005, Sogecable's net bank debt amounted to 1.100,7 million euros, compared to 1.159,5 million euros as of 31 December 2004.

Throughout 2004, Sogecable increased its leverage by only 27.2 million euros, mainly as a consequence of the restructuring process.

In the last quarter of 2004, Sogecable's net bank debt declined by 47.2 million euros. After the new reduction taking place in the first quarter of 2005, Sogecable's net leverage amounts to 1.100,7 million euros.

Net bank debt quarterly evolution


1,132
1,210
1,204
1,207
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05

On the other hand, on 6 April 2005, the Board of Directors of Sogecable resolved to propose to the General Meeting of Shareholders the share capital increase required for the early repayment of the participation loans granted by PRISA, Telefónica and Vivendi Universal at the beginning of the integration of Vía Digital and the subsequent restructuring process.

These loans accrue an annual interest of 11% and they expire on 2013. The cumulative amount of the participation loans as of 31 March 2005 was 177.8 million euros.

According to Spanish Law, the early repayment of these participation loans in regulated in Royal Decree Act 7/1996 of 7 June, and such repayment can only be carried out by means of an equivalent increase of the Company's equity.

By means of this transaction, Sogecable is beginning its debt restructuring process with the purpose of reducing its financial charges.

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APPLICATION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE SOGECABLE GROUP

TRANSITION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In accordance with EC Regulation No. 1606/2002 from the European Parliament and the Council, dated 19 July 2002, all companies that are governed by the law of a member state of the European Union and whose negotiable securities are listed on a market that is regulated by one of the member states, must present their consolidated accounts for the financial years that commence from 1 January 2005 according to the International Financial Reporting Standards (IFRS) that have been validated by the European Union. In accordance with this regulation, the Group must present its consolidated accounts for the 2005 financial year under the IFRS regulation validated by the European Union. In Spain, the obligation to present consolidated annual accounts under European-approved IFRS has likewise been regulated through the eleventh final provision of Act 62/2003, dated 30 December, governing tax, administrative and social order measures (Official State Journal dated 31 December).

To satisfy the obligation set forth in the aforementioned legislation, the Group has developed a transition plan to the IFRS. Among other aspects, this includes:

1. Analysis of the differences between the criteria of the General Accounting Plan (GAP) currently in force in Spain and those of the IFRS, as well as the effects that said differences may have on the determination of the estimates required in the preparation of financial statements.
2. Selection of the criteria to apply in those cases or instances where the IFRS allow for possible alternative processing.
3. Evaluation and determination of the opportune amendments or adaptations to the procedures and operating systems used to compile and provide the information required to prepare the financial statements.
4. Evaluation and determination of the changes necessary in the planning and organisation of the compilation process of information, conversion and consolidation of the Group companies and affiliated companies.
5. Preparation of the balance sheet at the date of transition. In accordance with the IFRS 1 this date is set at 1 January 2004.

The foregoing plan is currently at the execution stage, and is scheduled to finalise during the 2005 financial year. Certain international standards are subject to final drafting and this must be taken into account. Moreover, in accordance with IFRS 1, the final determination of possible impact derived from the application of the international regulations is subject to the International Financial Reporting Standards (IFRS), and the interpretation thereof, which are in force at the closing date of the first consolidated accounts that the Group prepares in accordance with the aforementioned standards, viz., 31 December 2005.

SCOPE OF APPLICATION OF THE IFRS

- The IFRS shall apply to the preparation of financial information of the consolidated Group. The financial statements of individual companies shall continue under the GAP criteria.

- The first complete financial year to report consolidated financial information under IFRS criteria shall be the 2005 financial year, which ends on 31 December 2005. The consolidated balance sheet and the P&L account for the 2004 financial year must be presented for comparison purposes, prepared in accordance with IFRS criteria.

- Consequently, the transition date is 1 January 2004 and a consolidated balance prepared under IFRS criteria must be presented to that date. This balance is called the 'opening balance'.

  Pursuant to IFRS 1, certain international standards may be applied with effect from 1 January 2005 (i.e., IFRS 32 and 39). This means that a new opening balance dated 1 January 2005 must be presented.

- The intermediate results for the 2005 financial year to be published by the Sogecable Group shall be prepared in accordance with IFRS criteria and shall be prepared in comparison with the intermediate results of the 2004 financial year.

FINANCIAL INFORMATION FROM THE 2004 FINANCIAL YEAR and FIRST QUARTER 2005: GAP vs. IFRS

For the purpose of communicating the effect that said changes to the accounting policies have on its consolidated financial statements, the Sogecable Group has prepared the following comparative information following the accounting criteria set forth in the General Accounting Plan (GAP criteria) and the International Financial Reporting Standards (IFRS criteria):

- Opening balance or consolidation of balance sheet and reconciliation of shareholders' equity at 1 January 2004. See **Annexe I.**
- Consolidated balance sheets and P&L accounts at the end of each quarter of the 2004 financial year, viz., 31 March, 30 June, 30 September and 31 December 2004, and reconciliation of shareholders' equity at the close of the 2004 financial year. See **Annexes II - V.**
- Balance sheet and reconciliation of shareholders' equity at 1 January 2005. See **Annexe VI.**
- Consolidated balance sheet and P&L account at 31 March 2005. See **Annexe VII.**

This financial information is not audited and is therefore not definitive and may be subject to future amendments. Furthermore, it is preliminary information since, in accordance with the IFRS 1, the final determination of possible impact derived from the application of the international regulations is subject to the International Financial Reporting Standards (IFRS), and the interpretation thereof, which are in force at the closing date of the first consolidated accounts that the Group prepares in accordance with the aforementioned regulations, viz., 31 December 2005.

In view of the foregoing, the attached financial information prepared under IFRS criteria is the best estimation possible, prepared by the Sogecable Group in coordination with the Group auditors, and subject to possible future amendments.

ALTERNATIVES ADOPTED BY THE SOGECABLE GROUP IN THE APPLICATION OF THE IFRS

The International Financial Reporting Standards set forth certain alternatives or options to be followed in the application of determined standards. Among the most significant, the Sogecable Group has opted for the following:

- Presentation of financial statements (IFRS 1)

  The Sogecable Group has opted for the presentation of the consolidated balance sheet divided into categories of current assets and non-current assets. Likewise, the consolidated balance sheet shall present income and expenses by type. The cash flow statement shall be prepared in accordance with the indirect method.

- Financial information by segments (IFRS 14)

  The Sogecable Group has opted for the presentation of results by activity segments. To date, according to the Group businesses and the relative importance of each of them a single segment of activity has been identified: pay TV services.

- Valuation of the fixed and intangible assets (IFRS 16, 40, 38 and IFRS 5)

  The Sogecable Group has opted to register the tangible and intangible assets in its statement by following the cost value criteria, which allows for possible losses due to deterioration.

- Combinations of businesses (IFRS 3)

  The Sogecable Group has opted not to backdate the IFRS 3 to the combinations of businesses made before the date of transition (1 January 2004).

- Financial instruments (IFRS 32 and 39)

  The Sogecable Group has opted not to apply the IFRS 32 and 39, with regard to the recognition and valuation of financial instruments in the preparation of the financial information that corresponds to 1 January 2004 and the 2004 financial year, pursuant to the exception permitted in the IFRS 1.

These international standards apply from 1 January 2005. The Group has therefore prepared an opening balance at said date, duly compared with the consolidated balance at 31 December 2004, prepared under GAP criteria, as well as the reconciliation of net worth between both sets of criteria on this date. **(See Annexe VI).**

As a consequence of the application of the exception, the consolidated financial statements at 31 December 2004 prepared under IFRS principles (except the application of IFRS 32 and 39), and the consolidated financial statements at 31 December 2005 prepared with the application of IFRS 32 and 39, are not comparable.

IMPACT OF THE APPLICATION OF THE IFRS ON THE CONSOLIDATED FINANCIAL STATEMENTS.

Effects on shareholders' equity - 2004 financial year

The following changes to accounting criteria that have an effect on shareholders' equity have occurred as a consequence of the application of the IFRS 1:

¤ Capital increase costs and other first establishment expenses. The capital increase costs and other first establishment expenses that the Sogecable Group presented under assets, and which in accordance with IFRS criteria are non-asset costs, have been disposed of and the tax effect of said adjustment duly calculated. The resulting net value is entered on the 'First application reserves' statement of the shareholders' equity of the group's consolidated balance at 1 January 2004 in accordance with the IFRS.

The provision for the depreciation that corresponds to the 2004 financial year of said activated costs, the activation of capital increase costs of the 2004 financial year and the tax effect of these adjustments, make up the difference between the net result after tax of the 2004 financial year in accordance with GAP criteria and in accordance with IFRS criteria.

¤ Own shares. Under the GAP, the net accounting value of the company's own portfolio is presented on the asset side of the consolidated balance sheet. The IFRS permit this value to be presented as consolidated shareholders' equity.

¤ External shareholders. Under the GAP, the participation of minority shareholders in the shareholders' equity of companies that are consolidated through the global integration method is presented as a liability entry on the balance sheet; The IFRS criteria allow this participation to be presented as an integral part of the shareholders' equity of the consolidated balance.

Effects on shareholders' equity - 2005 financial year

As indicated in the section on 'Alternatives adopted by the Sogecable Group in the application of the IFRS', the Group has opted to carry out the first application of the IFRS 32 and 39 on 1 January 2005.

The valuation and recognition on the consolidated balance sheet of certain coverage of exchange rates and interest and warrants that the Group has linked to the subordinate debt that the shareholders obtained in the 2003 financial year has been carried out on said date as a consequence of this first application. The reasonable value, net of the tax effect, of said derivatives and financial instruments at 1 January 2005 has been entered on the 'IFRS first application reserve' statement of the Group's net worth, and as the largest debt with financial institutions and shareholders respectively. (See Annexe VI).

Other reclassifications on the consolidated balance sheet and P&L statement

As a consequence of the application of the IFRS 1, the Group has made certain reclassifications to the assets and liabilities of the consolidated balance sheet, and to the income and expenses of the attached P&L statement. The most significant of these are:

¤ Subscriber acquisition costs. Under GAP rules, the Sogecable Group includes the long-term projection costs involved in the installation of community reception equipment of satellite television, as well as the direct costs incurred in capturing new subscribers to satellite pay TV, once the subscription revenue for a similar amount is deducted, on the consolidated balance sheet as 'Set-up costs'. However, there are considered as intangible assets under IFRS criteria and have been classified under the heading 'Other intangible assets'.

¤ Rights over leased assets. Under GAP rules, the cost, the accumulated amortisation and, if applicable, the provisions for depreciation that correspond to these assets are included under the heading 'Intangible fixed assets' of the Group's consolidated balance sheet. Under IFRS these have been reclassified under 'Fixed assets' of the consolidated balance sheet according to their nature.

¤ Long- and short-term anticipated costs. Under GAP rules, for adequate valuation and presentation of the financial assets and liabilities, certain long term and short term anticipated costs -linked fundamentally to the formalisation of debts with credit entities- are presented under the assets of the consolidated balance sheets. In application of IFRS 32 and 39 these have been reclassified in accordance with the criteria of these standards and are presented under debt reduction with credit entities from the consolidated balance sheet liabilities.

¤ Extraordinary results. In accordance with the IFRS, extraordinary revenue and expenses do not exist; rather these must be shown on the annual balance sheet in accordance with their nature or their function in the productive process. Therefore, income and expenses presented by the Group under the heading 'Extraordinary results' of the consolidated P&L statement have been reclassified as income, operational costs or financial results, depending on their nature, on the consolidated P&L statement in accordance with IFRS criteria.

ANNEXE I - JANUARY 2004: FIRST APPLICATION OF THE EU INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), EXCEPT STANDARDS 32 AND 39

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1st 2004

ASSETS	Spanish GAAP	IFRS	*dif*	
Start-up expenses	186,533	-	(186,533)	(1)
Tangible fixed assets	283,157	346,635	63,478	(2)
Goodwill in consolidation	461	461	-	
Intangible assets	417,374	524,672	107,298	(3)
Long-term financial investments	20,379	20,379	-	
Investments in associated companies	41,622	41,622	-	
Deferred tax assets	1,192,500	1,201,584	9,084	(4)
Other non-current assets	57,027	57,027	-	
Shares of the controlling company	649	-	(649)	(5)
FIXED AND OTHER NON-CURRENT ASSETS	2,199,702	2,192,380	(7,322)	
Inventories	161,570	161,570	-	
Accounts receivable	439,749	436,181	(3,568)	
Trade accounts receivable	*170,316*	*170,316*	-	
Prepayments and other debtors	*269,433*	*265,865*	*(3,568)*	(4)
Other current assets	14,149	14,149	-	
Cash and cash equivalents	6,111	6,111	-	
CURRENT ASSETS	621,579	618,011	(3,568)	
TOTAL ASSETS	2,821,281	2,810,391	(10,890)	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	*dif*	
Capital stock	252,009	252,009	-	
Equity reserves	593,500	583,259	(10,241)	(6)
Cumulative results	(430,203)	(430,203)	-	
Shares of the controlling company	-	(649)	(649)	(5)
GROUP SHAREHOLDERS EQUITY	415,306	404,416	(10,890)	
Minority Interests	26,396	26,396	-	
TOTAL EQUITY	441,702	430,812	(10,890)	
Long-term payables to financial entities	1,110,556	1,110,556	-	
Other financial liabilities	339,718	339,718	-	
Provisions	20,564	20,564	-	
Other non-current liabilities	104,871	104,871	-	
Long-term deferred revenues	*41,270*	*41,270*	-	
Other non-current liabilities	*63,601*	*63,601*	-	
NON-CURRENT LIABILITIES	1,575,709	1,575,709	-	
Short-term payables to financial entities	27,870	27,870	-	
Trade accounts payable	697,788	697,788	-	
Other non-trade debts	78,212	78,212	-	
Short-term deferred revenues	*28,670*	*28,670*	-	
Other non-trade debts	*49,542*	*49,542*	-	
CURRENT LIABILITIES	803,870	803,870	-	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,821,281	2,810,391	-	

(Thousands of euros)

The main differences in the consolidated group balance sheet at 1 January 2004 in the first transition from GAP to IFRS criteria (except IFRS 32 and 39) are listed below.

(1) Under the IFRS, this entry does not appear in the balance sheet, hence the items included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

- Capital increase and other establishment costs cannot be capitalised under IFRS criteria. Hence, applying IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´. (See `Reconciliation of Shareholders' Equity at 1 January 2004).

- The costs of subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes subscriber acquisition costs over several years as intangible assets. Meanwhile, following the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) Under the IFRS this consolidated balance sheet entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Group Shareholders' Equity from first application of the IFRS (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

(5) Under the IFRS criteria Shares of the controlling company in the balance sheet has been transferred to the Shareholders' Equity entry.

(6) In the `IFRS first application´ item, in accordance with IFRS 1, we record necessary adjustments deriving from the transition from the GAP principles to the IFRS criteria on first application. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004)

(7) The External Partners item in the 1 January 2004 balance sheet now, under the IFRS criteria, forms part of the Shareholders' Equity entry at the same date. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

RECONCILIATION OF EQUITY AT THE TRANSITIONAL DATE JANUARY 1st 2004

EQUITY AS OF DECEMBER 31st 2003 (Spanish GAAP)		**415,306**
First-time adjustments (January 2004)		
Capital increase expenses and start-up costs (including tax impact)	(10,241)	
First-time adoption IFRS reserves		(10,241)
Shares of the controlling company		(649)
Minority interests		26,396
TOTAL EQUITY AS OF JANUARY 1st 2004 (IFRS)		**430,812**

(Thousands of euros)

In accordance with the IFRS 1, the effect of the criteria changes consequent to application of the IFRS is entered in Shareholders' Equity of the opening balance sheet at the date of first application; that is, 1 January 2004.

Consequently Grupo Sogecable in the `IFRS first application reserves´ item records the net effect of removing capital increase and other establishment costs which on 1 January 2004 were entered under `Start up costs´ in the adjoined GAP balance sheet, as these under the IFRS criteria do not qualify as activated costs.

ANNEXE II

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF MARCH 31st 2004

ASSETS	Spanish GAAP	IFRS	dif	
Start-up expenses	175,192	-	(175,192)	(1)
Tangible fixed assets	263,601	317,558	53,957	(2)
Goodwill in consolidation	429	429	-	
Intangible assets	382,204	489,387	107,183	(3)
Long-term financial investments	18,938	18,938	-	
Investments in associated companies	39,781	39,781	-	
Deferred tax assets	1,207,938	1,216,244	8,306	(4)
Other non-current assets	54,673	54,673	-	
Shares of the controlling company	649	-	(649)	(5)
FIXED AND OTHER NON-CURRENT ASSETS	**2,143,405**	**2,137,010**	**(6,395)**	
Inventories	156,169	156,169	-	
Accounts receivable	442,426	439,038	(3,388)	
Trade accounts receivable	*172,158*	*172,158*	-	
Prepayments and other debtors	*270,268*	*266,880*	*(3,388)*	(4)
Other current assets	25,122	25,122	-	
Cash and cash equivalents	5,076	5,076	-	
CURRENT ASSETS	**628,793**	**625,405**	**(3,388)**	
TOTAL ASSETS	**2,772,198**	**2,762,415**	**(9,783)**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	dif	
Capital stock	252,009	252,009	-	
Equity reserves	593,500	583,259	(10,241)	(6)
Cumulative results	(477,909)	(476,802)	1,107	
Shares of the controlling company	-	(649)	(649)	(5)
GROUP SHAREHOLDERS EQUITY	**367,600**	**357,817**	**(9,783)**	
Minority Interests	31,544	31,544	-	
TOTAL EQUITY	**399,144**	**389,361**	**(9,783)**	
Long-term payables to financial entities	**1,129,476**	**1,129,476**	-	
Other financial liabilities	**348,833**	**348,833**	-	
Provisions	**22,043**	**22,043**	-	
Other non-current liabilities	**84,513**	**84,513**	-	
Long-term deferred revenues	*38,455*	*38,455*	-	
Other non-current liabilities	*46,058*	*46,058*	-	
NON-CURRENT LIABILITIES	**1,584,865**	**1,584,865**	-	
Short-term payables to financial entities	**85,340**	**85,340**	-	
Trade accounts payable	**623,899**	**623,899**	-	
Other non-trade debts	**78,950**	**78,950**	-	
Short-term deferred revenues	*21,791*	*21,791*	-	
Other non-trade debts	*57,159*	*57,159*	-	
CURRENT LIABILITIES	**788,189**	**788,189**	-	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,772,198**	**2,762,415**	**(9,783)**	

(Thousands of euros)

The main differences between the consolidated Group balance sheet at 31 March 2004 using the GAP and IFRS criteria (except IFRS 32 and 39) are listed below.

(1) Under the IFRS, this item does not exist in the balance sheet, hence the items included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

- Capital increase and other establishment costs cannot be capitalised under IFRS criteria. Hence, applying the IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

- The subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes subscriber acquisition costs over several years as intangible assets. Meanwhile, in accordance with the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) In accordance with the IFRS this Group balance entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Shareholders' Equity from first application of IFRS (See Reconciliation of Shareholders' Equity at 1 January 2004).

(5) Following the IFRS criteria Shares of the controlling company in the balance sheet has been transferred to the Shareholders' Equity entry.

(6) In the `IFRS first application´ item, in accordance with the IFRS 1, we record necessary adjustments deriving from the transition from the GAP principles to the IFRS criteria on first application. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004)

(7) The External Partners item in the 1 January 2004 balance sheet now, under the IFRS criteria, forms part of the Shareholders' Equity entry at the same date. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2004 (January - March)

	Spanish GAAP	Adjustments	Reclassifications	IFRS	Dif
TOTAL REVENUES	**380,019**	**-**	**1,188**	**381,207**	**1,188**
Net Turnover	379,432	-	129	379,561	129
Other operating revenues	587	-	1,059	1,646	1,059
OPERATING EXPENSES	**315,950**	**56**	**1,600**	**317,606**	**1,656**
Purchases	211,766	-	-	211,766	-
Personnel expenses	31,415	-	-	31,415	-
Other operating expenses	72,769	56	1,600	74,425	1,656
EBITDA	**64,069**	**(56)**	**(412)**	**63,601**	**(468)**
Depreciation and amortisation	78,526	(1,759)	-	76,767	(1,759)
Other depreciation and provisions	-	-	4,766	4,766	4,766
Gains or losses on sales of fixed assets	-	-	(448)	(448)	(448)
OPERATING INCOME/LOSS (EBIT)	**(14,457)**	**1,703**	**(4,730)**	**(17,484)**	**(3,027)**
Financial results	(26,759)	-	-	(26,759)	-
Share in results of associated companies	(3,355)	-	-	(3,355)	-
Amortisation of goodwill	(31)	-	31	-	31
INCOME/LOSS ON ORDINARY ACTIVITIES	**(44,602)**	**1,703**	**(4,699)**	**(47,598)**	**(2,996)**
Extraordinary results	(4,699)	-	4,699	-	4,699
Restructuring expenses	(17,006)	-	-	(17,006)	-
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**(66,307)**	**1,703**	**-**	**(64,604)**	**1,703**
Corporate income tax	15,252	(596)	-	14,656	(596)
CONSOLIDATED INCOME/LOSS	**(51,055)**	**1,107**	**-**	**(49,948)**	**1,107**
Income/Loss attributed to minority interests	3,349	-	-	3,349	-
NET RESULTS	**(47,706)**	**1,107**	**-**	**(46,599)**	**1,107**

(Thousands of euros)

The main differences between Group results at 31 March 2004 using the GAP and IFRS criteria (except IFRS 32 and 39) are the following:

- Depreciation adjustment in the Capital increase and other expenses entry.

An adjustment is made to this item in consolidated Group results for the period ending 31 March 2004, corresponding to elimination of capital increase and other establishment expenses depreciation which under the GAP were entered among Group balance sheet assets at 1 January 2004, and now, in accordance with the IFRS 1, are withdrawn and recorded among Shareholders' Equity of the same date.

Likewise, they include capital increase expenses for the 2004 business year, entered among consolidated Group balance sheet assets under the GAP criteria, but which, now, in accordance with the IFRS criteria should be taken as current expenses.

The item also shows the tax effect deriving from the said adjustments in Group results.

¤ Reclassification of Extraordinary Results.

Under IFRS, extraordinary income and expenses do not exist. Rather, these must be shown in the profit and loss account in accordance with their nature or function as regards the production process. Hence income and expenses shown by the Group in the `Extraordinary results´ P&L item following GAP have been reclassified as income, operating costs or financial results depending on their nature in the IFRS consolidated P&L account.

ANNEXE III

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF JUNE 30th 2004

ASSETS	Spanish GAAP	IFRS	dif	
Start-up expenses	163,323	-	(163,323)	(1)
Tangible fixed assets	276,151	292,944	16,793	(2)
Goodwill in consolidation	398	398	-	
Intangible assets	324,741	458,326	133,585	(3)
Long-term financial investments	11,868	11,868	-	
Investments in associated companies	37,053	37,053	-	
Deferred tax assets	1,223,907	1,231,645	7,738	(4)
Other non-current assets	51,971	51,971	-	
Shares of the controlling company	65	-	(65)	(5)
FIXED AND OTHER NON-CURRENT ASSETS	**2,089,477**	**2,084,205**	**(5,272)**	
Inventories	159,549	159,549	-	
Accounts receivable	388,671	385,464	(3,207)	
Trade accounts receivable	*147,055*	*147,055*	-	
Prepayments and other debtors	*241,616*	*238,409*	*(3,207)*	(4)
Other current assets	16,617	16,617	-	
Cash and cash equivalents	3,854	3,854	-	
CURRENT ASSETS	**568,691**	**565,484**	**(3,207)**	
TOTAL ASSETS	**2,658,168**	**2,649,689**	**(8,479)**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	dif	
Capital stock	252,009	252,009	-	
Equity reserves	597,105	586,864	(10,241)	(6)
Cumulative results	(512,155)	(510,328)	1,827	
Shares of the controlling company	-	(65)	(65)	(5)
GROUP SHAREHOLDERS EQUITY	**336,959**	**328,480**	**(8,479)**	
Minority Interests	26,881	26,881	0	
TOTAL EQUITY	**363,840**	**355,361**	**(8,479)**	
Long-term payables to financial entities	**1,128,335**	**1,128,335**	-	
Other financial liabilities	**356,045**	**356,045**	-	
Provisions	**22,740**	**22,740**	-	
Other non-current liabilities	**82,170**	**82,170**	-	
Long-term deferred revenues	*36,112*	*36,112*	-	
Other non-current liabilities	*46,058*	*46,058*	-	
NON-CURRENT LIABILITIES	**1,589,290**	**1,589,290**	-	
Short-term payables to financial entities	**79,870**	**79,870**	-	
Trade accounts payable	**540,705**	**540,705**	-	
Other non-trade debts	**84,463**	**84,463**	-	
Short-term deferred revenues	*18,220*	*18,220*	-	
Other non-trade debts	*66,243*	*66,243*	-	
CURRENT LIABILITIES	**705,038**	**705,038**	-	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,658,168**	**2,649,689**	-	

(Thousands of euros)

The main differences between the consolidated Group balance sheet at 30 June 2004 using the GAP and new IFRS criteria (except IFRS 32 and 39) are listed below.

(1) Under the IFRS, this item does not exist in the balance sheet, hence the entries included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

- Capital increase and other establishment costs cannot be activated under IFRS criteria. Hence, applying the IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´ . (See `Reconciliation of Group Shareholders' Equity at 1 January 2004´).

- The subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes subscriber acquisition costs over several years as intangible assets. Meanwhile, following the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) Under the IFRS this consolidated Group balance entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Group Shareholders' Equity from first application of the IFRS criteria (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

(5) Shares of the controlling company in the balance sheet under the IFRS criteria has been transferred to the Shareholders' Equity entry.

(6) In accordance with the IFRS 1, in the `IFRS first application´ item we record necessary adjustments deriving from the transition from the GAP principles to the IFRS criteria on first application. (See `Reconciliation of Shareholders' Equity´at 1 January 2004)

(7) Under the IFRS criteria the External Partners item in the 1 January 2004 balance sheet now forms part of the Shareholders' Equity entry at the same date.

CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004 (January - June)

	Spanish GAAP	Adjustments	Reclassifications	IFRS	Dif
TOTAL REVENUES	**721,334**	**-**	**1,641**	**722,975**	**1,641**
Net Turnover	720,118	-	366	720,484	366
Other operating revenues	1,216	-	1,275	2,491	1,275
OPERATING EXPENSES	**581,926**	**687**	**6,102**	**588,715**	**6,789**
Purchases	384,885	-	3,011	387,896	3,011
Personnel expenses	58,796	-	-	58,796	-
Other operating expenses	138,245	687	3,091	142,023	3,778
EBITDA	**139,408**	**(687)**	**(4,461)**	**134,260**	**(5,148)**
Depreciation and amortisation	152,138	(3,496)	-	148,642	(3,496)
Other depreciation and provisions	-	-	9,671	9,671	9,671
Gains or losses on sales of fixed assets	-	-	(330)	(330)	(330)
OPERATING INCOME/LOSS (EBIT)	**(12,730)**	**2,809**	**(13,802)**	**(23,723)**	**(10,993)**
Financial results	(53,813)	-	(2,058)	(55,871)	(2,058)
Share in results of associated companies	(6,131)	-	-	(6,131)	-
Amortisation of goodwill	(63)	-	63	-	63
INCOME/LOSS ON ORDINARY ACTIVITIES	**(72,737)**	**2,809**	**(15,797)**	**(85,725)**	**(12,988)**
Extraordinary results	(15,797)	-	15,797	-	15,797
Restructuring expenses	(32,475)	-	-	(32,475)	-
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**(121,009)**	**2,809**	**-**	**(118,200)**	**2,809**
Corporate income tax	31,045	(982)	-	30,063	(982)
CONSOLIDATED INCOME/LOSS	**(89,964)**	**1,827**	**-**	**(88,137)**	**1,827**
Income/Loss attributed to minority interests	8,012	-	-	8,012	-
NET RESULTS	**(81,952)**	**1,827**	**-**	**(80,125)**	**1,827**

(Thousands of euros)

The main differences between Group results at 30 June 2004 between the GAP and the IFRS criteria (except IFRS 32 and 39) are the following:

- Depreciation adjustment in capital increase and other expenses.

An adjustment is made to this item in Group results for the period ending 30 June 2004 corresponding to the elimination of capital increase and other establishment expenses depreciation, which under GAP were entered among consolidated Group balance sheet assets at 1 January 2004, and which under IFRS 1 are withdrawn and recorded as Shareholders' Equity of the same date.

Likewise, they include capital increase expenses for the 2004 business year, entered among Group balance sheet assets under the GAP, but which in accordance with the IFRS criteria should be taken as current expenses.

The item also shows the tax effect deriving from the said adjustments in Group results.

- Reclassification of Extraordinary Results.

Under the IFRS, extraordinary income and expenses do not exist. Rather, these must be shown in the profit and loss account in accordance with their nature or function as regards the production process. Hence the income and expenses shown by the Group in the `Extraordinary results´ P&L item under the GAP criteria have now been reclassified as income, operating costs or financial results depending on their nature in the IFRS P&L account.

ANNEXE IV

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30th 2004

ASSETS	Spanish GAAP	IFRS	*dif*	
Start-up expenses	151,858	-	(151,858)	(1)
Tangible fixed assets	248,161	263,609	15,448	(2)
Goodwill in consolidation	366	366	-	
Intangible assets	318,131	442,942	124,811	(3)
Long-term financial investments	9,468	9,468	-	
Investments in associated companies	33,076	33,076	-	
Deferred tax assets	1,232,637	1,239,904	7,267	(4)
Other non-current assets	49,737	49,737	-	
Shares of the controlling company	46	-	(46)	(5)
FIXED AND OTHER NON-CURRENT ASSETS	**2,043,480**	**2,039,102**	**(4,378)**	
Inventories	154,506	154,506	-	
Accounts receivable	443,495	440,287	(3,208)	
Trade accounts receivable	*166,895*	*166,895*	-	
Prepayments and other debtors	*276,600*	*273,392*	*(3,208)*	(4)
Other current assets	24,906	24,906	-	
Cash and cash equivalents	6,897	6,897	-	
CURRENT ASSETS	**629,804**	**626,596**	**(3,208)**	
TOTAL ASSETS	**2,673,284**	**2,665,698**	**(7,586)**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	*dif*	
Capital stock	252,009	252,009	-	
Equity reserves	597,226	586,985	(10,241)	(6)
Cumulative results	(539,159)	(536,458)	2,701	
Shares of the controlling company	-	(46)	(46)	(5)
GROUP SHAREHOLDERS EQUITY	**310,076**	**302,490**	**(7,586)**	
Minority Interests	27,227	27,227	-	
TOTAL EQUITY	**337,303**	**329,717**	**(7,586)**	
Long-term payables to financial entities	1,126,957	1,126,957	-	
Other financial liabilities	365,211	365,211	-	
Provisions	24,225	24,225	-	
Other non-current liabilities	80,542	80,542	-	
Long-term deferred revenues	*34,061*	*34,061*	-	
Other non-current liabilities	*46,481*	*46,481*	-	
NON-CURRENT LIABILITIES	**1,596,935**	**1,596,935**	-	
Short-term payables to financial entities	86,636	86,636	-	
Trade accounts payable	567,672	567,672	-	
Other non-trade debts	84,738	84,738	-	
Short-term deferred revenues	*24,020*	*24,020*	-	
Other non-trade debts	*60,718*	*60,718*	-	
CURRENT LIABILITIES	**739,046**	**739,046**	-	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,673,284**	**2,665,698**	**(7,586)**	

(Thousands of euros)

The main differences between the consolidated Group balance sheet at 30 September 2004 using the GAP and IFRS criteria (except IFRS 32 and 39) are listed below.

(1) Under the IFRS, this item does not exist in the balance sheet, hence the items included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

- Capital increase and other establishment costs cannot be capitalised under IFRS criteria. Hence, applying the IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

- The subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes subscriber acquisition costs over several years as intangible assets. Meanwhile, in accordance with the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) In accordance with the IFRS this Group balance entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Shareholders' Equity from first application of IFRS (See Reconciliation of Shareholders' Equity at 1 January 2004).

(5) Following the IFRS criteria Shares of the controlling company in the balance sheet has been transferred to the Shareholders' Equity entry.

(6) In the `IFRS first application´ item, in accordance with the IFRS 1, we record necessary adjustments deriving from the transition from the GAP principles to the IFRS criteria on first application. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004)

(7) The External Partners item in the 1 January 2004 balance sheet now, under the IFRS criteria, forms part of the Shareholders' Equity entry at the same date. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 (January - September)

	Spanish GAAP	Adjustments	Reclassifications	IFRS	Dif
TOTAL REVENUES	**1,025,252**	**-**	**2,437**	**1,027,689**	**2,437**
Net Turnover	1,023,445	-	941	1,024,386	941
Other operating revenues	1,807	-	1,496	3,303	1,496
OPERATING EXPENSES	**804,803**	**686**	**7,247**	**812,736**	**7,933**
Purchases	521,411	-	3,009	524,420	3,009
Personnel expenses	85,873	-	-	85,873	-
Other operating expenses	197,519	686	4,238	202,443	4,924
EBITDA	**220,449**	**(686)**	**(4,810)**	**214,953**	**(5,496)**
Depreciation and amortisation	215,861	(4,841)	-	211,020	(4,841)
Other depreciation and provisions	-	-	11,771	11,771	11,771
Gains or losses on sales of fixed assets	-	-	(246)	(246)	(246)
OPERATING INCOME/LOSS (EBIT)	**4,588**	**4,155**	**(16,335)**	**(7,592)**	**(12,180)**
Financial results	(83,057)	-	(2,058)	(85,115)	(2,058)
Share in results of associated companies	(9,085)	-	-	(9,085)	-
Amortisation of goodwill	(94)	-	94	-	94
INCOME/LOSS ON ORDINARY ACTIVITIES	**(87,648)**	**4,155**	**(18,299)**	**(101,792)**	**(14,144)**
Extraordinary results	(18,299)	-	18,299	-	18,299
Restructuring expenses	(50,450)	-	-	(50,450)	-
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**(156,397)**	**4,155**	**-**	**(152,242)**	**4,155**
Corporate income tax	39,776	(1,454)	-	38,322	(1,454)
CONSOLIDATED INCOME/LOSS	**(116,621)**	**2,701**	**-**	**(113,920)**	**2,701**
Income/Loss attributed to minority interests	7,665	-	-	7,665	-
NET RESULTS	**(108,956)**	**2,701**	**-**	**(106,255)**	**2,701**

(Thousands of euros)

The main differences between Group results at 31 March 2004 using the GAP and IFRS criteria (except IFRS 32 and 39) are the following:

- Depreciation adjustment in the Capital increase and other expenses entry.

An adjustment is made to this item in consolidated Group results for the period ending September 30, 2004, corresponding to elimination of capital increase and other establishment expenses depreciation which under the GAP were entered among Group balance sheet assets at 1 January 2004, and now, in accordance with the IFRS 1, are withdrawn and recorded among Shareholders' Equity of the same date.

Likewise, they include capital increase expenses for the 2004 business year, entered among consolidated Group balance sheet assets under the GAP criteria, but which, now, in accordance with the IFRS criteria should be taken as current expenses.

The item also shows the tax effect deriving from the said adjustments in Group results.

- Reclassification of Extraordinary Results.

Under IFRS, extraordinary income and expenses do not exist. Rather, these must be shown in the profit and loss account in accordance with their nature or function as regards the production process. Hence income and expenses shown by the Group in the `Extraordinary results´ P&L item following GAP have been reclassified as income, operating costs or financial results depending on their nature in the IFRS consolidated P&L account.

ANNEXE V

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31st 2004

ASSETS	Spanish GAAP	IFRS	*dif*	
Start-up expenses	147,304	-	(147,304)	(1)
Tangible fixed assets	227,855	238,933	11,078	(2)
Goodwill in consolidation	-	-	-	
Intangible assets	285,417	411,134	125,717	(3)
Long-term financial investments	7,578	7,578	-	
Investments in associated companies	30,371	30,371	-	
Deferred tax assets	1,301,163	1,307,176	6,013	(4)
Other non-current assets	47,475	47,475	-	
Shares of the controlling company	-	-	-	
FIXED AND OTHER NON-CURRENT ASSETS	**2,047,163**	**2,042,667**	**(4,496)**	
Inventories	144,977	144,977	-	
Accounts receivable	317,975	315,639	(2,336)	
Trade accounts receivable	*150,631*	*150,631*	-	
Prepayments and other debtors	*167,344*	*165,008*	*(2,336)*	(4)
Other current assets	12,930	12,930	-	
Cash and cash equivalents	3,773	3,773	-	
CURRENT ASSETS	**479,655**	**477,319**	**(2,336)**	
TOTAL ASSETS	**2,526,818**	**2,519,986**	**(6,832)**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	*dif*	
Capital stock	252,009	252,009	-	
Equity reserves	597,508	587,267	(10,241)	(5)
Cumulative results	(586,437)	(583,028)	3,409	
Shares of the controlling company	-	-	-	
GROUP SHAREHOLDERS EQUITY	**263,080**	**256,248**	**(6,832)**	
Minority Interests	26,655	26,655	-	
TOTAL EQUITY	**289,735**	**282,903**	**(6,832)**	
Long-term payables to financial entities	**1,126,036**	**1,126,036**	-	
Other financial liabilities	**374,378**	**374,378**	-	
Provisions	**46,183**	**46,183**	-	
Other non-current liabilities	**94,550**	**94,550**	-	
Long-term deferred revenues	*38,464*	*38,464*	-	
Other non-current liabilities	*56,086*	*56,086*	-	
NON-CURRENT LIABILITIES	**1,641,147**	**1,641,147**	-	
Short-term payables to financial entities	**37,258**	**37,258**	-	
Trade accounts payable	**498,563**	**498,563**	-	
Other non-trade debts	**60,115**	**60,115**	-	
Short-term deferred revenues	*25,698*	*25,698*	-	
Other non-trade debts	*34,417*	*34,417*	-	
CURRENT LIABILITIES	**595,936**	**595,936**	-	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,526,818**	**2,519,986**	-	

(Thousands of euros)

The main differences between the consolidated Group balance sheet at 31 December 2004 using the GAP and IFRS criteria (except IFRS 32 and 39) are listed below.

(1) Under the IFRS, this item does not exist in the balance sheet, hence the items included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

- Capital increase and other establishment costs cannot be capitalised under IFRS criteria. Hence, applying the IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

- The subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes subscriber acquisition costs over several years as intangible assets. Meanwhile, in accordance with the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) In accordance with the IFRS this Group balance entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Shareholders' Equity from first application of IFRS (See Reconciliation of Shareholders' Equity at 1 January 2004).

(5) Following the IFRS criteria Shares of the controlling company in the balance sheet has been transferred to the Shareholders' Equity entry.

(6) In the `IFRS first application´ item, in accordance with the IFRS 1, we record necessary adjustments deriving from the transition from the GAP principles to the IFRS criteria on first application. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004)

(7) The External Partners item in the 1 January 2004 balance sheet now, under the IFRS criteria, forms part of the Shareholders' Equity entry at the same date. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

CONSOLIDATED RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2004 (January - December)

	Spanish GAAP	Adjustments	Reclassifications	IFRS	Dif
TOTAL REVENUES	**1,418,006**	**-**	**59,168**	**1,477,174**	**59,168**
Net Turnover	1,414,273	-	3,022	1,417,295	3,022
Other operating revenues	3,733	-	56,146	59,879	56,146
OPERATING EXPENSES	**1,131,946**	**703**	**60,518**	**1,193,167**	**61,221**
Purchases	755,314	-	13,880	769,194	13,880
Personnel expenses	113,646	-	-	113,646	-
Other operating expenses	262,986	703	46,638	310,327	47,341
EBITDA	**286,060**	**(703)**	**(1,350)**	**284,007**	**(2,053)**
Depreciation and amortisation	292,924	(5,948)	-	286,976	(5,948)
Other depreciation and provisions	-	-	13,280	13,280	13,280
Gains or losses on sales of fixed assets	-	-	(257)	(257)	(257)
OPERATING INCOME/LOSS (EBIT)	**(6,864)**	**5,245**	**(14,373)**	**(15,992)**	**(9,128)**
Financial results	(116,975)	-	(15,910)	(132,885)	(15,910)
Share in results of associated companies	(10,892)	-	-	(10,892)	-
Amortisation of goodwill	(461)	-	461	-	461
INCOME/LOSS ON ORDINARY ACTIVITIES	**(135,192)**	**5,245**	**(29,822)**	**(159,769)**	**(24,577)**
Extraordinary results	(29,822)	-	29,822	-	29,822
Restructuring expenses	(75,630)	-	-	(75,630)	-
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**(240,644)**	**5,245**	**-**	**(235,399)**	**5,245**
Corporate income tax	76,171	(1,836)	-	74,335	(1,836)
CONSOLIDATED INCOME/LOSS	**(164,473)**	**3,409**	**-**	**(161,064)**	**3,409**
Income/Loss attributed to minority interests	8,239	-	-	8,239	-
NET RESULTS	**(156,234)**	**3,409**	**-**	**(152,825)**	**3,409**

(Thousands of euros)

The main differences between Group results at 31 December 2004 using the GAP and IFRS criteria (except IFRS 32 and 39) are the following:

- Capital increase expense depreciation adjustment and others.

This item includes the adjustment of the consolidated income for 2004, corresponding to the elimination of capital increase expense depreciation and other setup expenses that were registered in the consolidated balance sheet as 1 January 2004, and that in accordance with IFRS 1, are removed registered as Equities on that date.

Likewise, they include capital increase expenses for the 2004 business year, entered among consolidated Group balance sheet assets under the GAP criteria, but which, now, in accordance with the IFRS criteria should be taken as current expenses.

The item also shows the tax effect deriving from the said adjustments in Group results.

- Reclassification of Extraordinary Results.

Under IFRS, extraordinary income and expenses do not exist. Rather, these must be shown in the profit and loss account in accordance with their nature or function as regards the production process. Hence income and expenses shown by the Group in the `Extraordinary results´ P&L item following GAP have been reclassified as income, operating costs or financial results depending on their nature in the IFRS consolidated P&L account.

RECONCILIATION OF EQUITY AS OF DECEMBER 31st 2004

EQUITY AS OF DECEMBER 31st 2004 (Spanish GAAP)		**263,080**
First-time adjustments (January 1st 2004)		
Capital increase expenses and start-up costs (including tax impact)	(10,241)	
First-time adoption IFRS reserves (January 1st 2004)		(10,241)
Adjustments to 2004 Net Results		
Capital increase and start-up costs amortisation (including tax impact)	3,409	
Adjustments to 2004 Net Results		3,409
Minority interests		26,655
TOTAL EQUITY AS OF DECEMBER 31st 2004 (IFRS)		**282,903**

(Thousands of euros)

In accordance with the IFRS 1, the effect of the criteria changes consequent to application of the IFRS is entered in Shareholders' Equity of the opening balance sheet at the date of first application; that is, 1 January 2004. Consequently Grupo Sogecable in the `IFRS first application reserves´ item records the net effect of removing capital increase and other establishment costs which on 1 January 2004 were entered under `Start up costs´ in the adjoined GAP balance sheet, as these under the IFRS criteria do not qualify as activated costs.

On the other hand, the income of 2004 in accordance with GAP criteria should be adjusted due to the elimination of capital increase expense and other setup expense depreciation that were registered in the consolidated balance sheet as at 1 January 2004 and in accordance with IFRS 1, have been eliminated and registered as Equities on the same date.

Furthermore, the income for 2004 according to IFRS criteria includes capital increase expenses registered during 2004 and that, in accordance with GAP are registered in the consolidated balance sheet.

The consolidated income for 2004 according to IFRS includes the tax effect corresponding to said adjustments.

ANNEXE VI - JANUARY 2005: FIRST APPLICATION IFRS 32 AND 39

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1st 2005

ASSETS	Spanish GAAP	IFRS	*dif*	
Start-up expenses	147,304	-	(147,304)	(1)
Tangible fixed assets	227,855	238,931	11,076	(2)
Intangible assets	285,417	411,134	125,717	(3)
Long-term financial investments	7,578	7,578	-	
Investments in associated companies	30,371	30,371	-	
Deferred tax assets	1,301,163	1,322,428	21,265	(4)
Other non-current assets	47,475	16,261	(31,214)	(5)
	-			
FIXED AND OTHER NON-CURRENT ASSETS	**2,047,163**	**2,026,703**	**(20,460)**	
Inventories	144,977	144,977	-	
Accounts receivable	317,975	315,639	(2,336)	
Trade accounts receivable	*150,631*	*150,631*	-	
Prepayments and other debtors	*167,344*	*165,008*	(2,336)	(4)
Other current assets	12,930	6,772	(6,158)	(5)
Cash and cash equivalents	3,773	3,773	-	
CURRENT ASSETS	**479,655**	**471,161**	**(8,494)**	
TOTAL ASSETS	**2,526,818**	**2,497,864**	**(28,954)**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	*dif*	
Capital stock	252,009	252,009	-	
Equity reserves	597,508	558,946	(38,562)	(6)
Cumulative results	(586,437)	(583,028)	3,409	(7)
Shares of the controlling company	-	-	-	
GROUP SHAREHOLDERS EQUITY	**263,080**	**227,927**	**(35,153)**	
Minority Interests	26,655	26,655	-	(8)
TOTAL EQUITY	**289,735**	**254,582**	**(35,153)**	
Long-term payables to financial entities	**1,126,036**	**1,115,169**	**(10,867)**	(9)
Other financial liabilities	**374,378**	**388,717**	**14,339**	(10)
Provisions	**46,183**	**45,343**	**(840)**	(10)
Other non-current liabilities	**94,550**	**94,550**	-	
Long-term deferred revenues	*38,464*	*38,464*	-	
Other non-current liabilities	*56,086*	*56,086*	-	
NON-CURRENT LIABILITIES	**1,641,147**	**1,643,779**	**2,632**	
Short-term payables to financial entities	**37,258**	**40,825**	**3,567**	(9)
Trade accounts payable	**498,563**	**498,563**	-	
Other non-trade debts	**60,115**	**60,115**	-	
Short-term deferred revenues	*25,698*	*25,698*	-	
Other non-trade debts	*34,417*	*34,417*	-	
CURRENT LIABILITIES	**595,936**	**599,503**	**3,567**	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,526,818**	**2,497,864**	**(28,954)**	

(Thousands of euros)

The main differences between the consolidated Group balance sheet at 1 January 2005 using the GAP and IFRS criteria (except IFRS 32 and 39) are listed below.

(1) Under the IFRS, this item does not exist in the balance sheet, hence the items included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

- Capital increase and other establishment costs cannot be capitalised under IFRS criteria. Hence, applying the IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

- The subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes new subscriber capture costs over several years as intangible assets. Meanwhile, in accordance with the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) In accordance with the IFRS this Group balance entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Shareholders' Equity from first application of IFRS (See Reconciliation of Shareholders' Equity at 1 January 2005).

(5) Long term and short term expenses related to the formalization of debts with credit entities and that, in accordance with GAP accounting criteria are presented in the consolidated balance sheet, have been reclassified in application of IFRS 32 and 39 for appropriate presentation and valuation of financial liabilities and are presented reducing the debt with credit entities from liabilities in the consolidated balance sheet.

(6) In the account `Reserves of IFRS first application´ registered, in accordance with IFRS 1, the effect of those necessary adjustments derived from the transition from GAP accounting criteria to IFRS on first application. As at 1 January 2005, this account includes (see `Equities Conciliation as at 1 January 2005´):

¤ Adjustments derived from the first application as at the transition date, which was 1 January 2004 (See `Equities conciliation as at 1 January 2004). IFRS 32 and 39 were not applied to that record

¤ The adjustments derived from the first application dated 1 January 2005 of IFRS 32 and 39, and that correspond to:

- Valuation on date of first application of certain exchange rate and interest coverage contracts signed by the Group.
- Valuations as at the date of first application of `warrants´ or stock options given by the Company and linked to the subordinated loan given by its shareholders.

(7) This variation of accumulated income is the effect of applying IFRS as at 1 January 2004 to the 2004 income statement (See `Equity Conciliation as at 31 December 2004´ and conciliation of the consolidated income statement as at 31 December 2004).

(8) The Minority Interest paragraph in the balance sheet based on IFRS criteria has become part of Equities.

(9) The difference in liabilities with long term and short term debt with credit entities is due to the contrary effect of:

¤ Presentation, in accordance with IFRS of advanced long term and short term expenses derived from the formalization of the Group's syndicated loan, reducing the amounts in financial liabilities (see note (5)).

¤ The recognition in the balance sheet of the reasonable value of certain exchange and interest rate coverage contracts signed by the Group (see note (6)).

(10) The Other Financial Liabilities item in the consolidated balance sheet using IFRS criteria includes, as the biggest debt with shareholders, the reasonable value of `warrants´ provided with regards to the subordinated loan subscribed by shareholders.

RECONCILIATION OF EQUITY AS OF JANUARY 1st 2005

EQUITY AS OF DECEMBER 31st 2004 (Spanish GAAP)		**263,080**
First-time adjustments (January 1st 2004)		
Capital increase expenses and start-up costs (including tax impact)	(10,241)	
First-time adoption IFRS reserves (January 2004)		(10,241)
Adjustments to 2004 Net Results		
Capital increase and start-up costs amortisation (including tax impact)	3,409	
Adjustments to 2004 Net Results		3,409
First-time adjustments (January 1st 2005)		
Warrants and hedge contracts valuation (including tax impact)	(28,320)	
First-time adoption IFRS reserves (January 1st 2005)		(28,320)
Minority interests		26,655
TOTAL EQUITY AS OF JANUARY 1st 2005 (IFRS)		**254,582**

(Thousands of euros)

In accordance with IFRS 1, the effect of changes in criteria due to the implementation of IFRS, it is registered in the Equities item in the opening balance sheet as at the date of first application.

Therefore, the Sogecable Group registers two adjustment groups in the `IFRS first application Reserves´ within the Other Reserves section in the consolidated balance sheet:

- The adjustments derived from the first application of IFRS (1 January 2004), which does not include IFRS 32 and 39. Said adjustments correspond to the net effect of eliminating capital increase expenses and other setup expenses that, as at 1 January 2004, were registered under `Setup Expenses´ in the balance sheet as per the attached GAP and that, in accordance with IFRS criteria, are expenses that cannot be activated.

- The adjustments derived from the first application of IFRS 32 and 39 (1 January 2005) . Said adjustments correspond to the net effect of recognition in the balance sheet of certain exchange and interest rate coverage contracts and `warrants´ given to shareholders, linked to the subordinated loan granted to the group.

On the other hand, the income of 2004 in accordance with GAP criteria should be adjusted due to the elimination of capital increase expenses and other setup expense depreciation that were registered in the consolidated balance sheet as at 1 January 2004 and in accordance with IFRS 1, have been eliminated and registered as Equities on the same date.

Furthermore, the income for 2004 according to IFRS criteria includes capital increase expenses registered during 2004 and that, in accordance with GAP are registered in the consolidated balance sheet.

The accumulated income for 2004 according to IFRS, includes the tax effect corresponding to said adjustments.

ANNEXE VII

SOGECABLE'S CONSOLIDATED BALANCE SHEETS AS OF MARCH 30th 2005

ASSETS	Spanish GAAP	IFRS	*dif*	
Start-up expenses	146,135	-	(146,135)	(1)
Tangible fixed assets	208,811	218,857	10,046	(2)
Intangible assets	258,358	384,925	126,567	(3)
Long-term financial investments	7,247	7,247	-	
Investments in associated companies	28,609	28,609	-	
Deferred tax assets	1,295,424	1,315,259	19,835	(4)
Other non-current assets	45,246	15,638	(29,608)	(5)
FIXED AND OTHER NON-CURRENT ASSETS	**1,989,830**	**1,970,535**	**(19,295)**	
Inventories	174,436	174,436	-	
Accounts receivable	280,738	278,582	(2,156)	
Trade accounts receivable	*150,062*	*150,062*	-	
Prepayments and other debtors	*130,676*	*128,520*	*(2,156)*	(4)
Other current assets	44,618	38,460	(6,158)	(5)
Cash and cash equivalents	32,316	32,316	-	
CURRENT ASSETS	**532,108**	**523,794**	**(8,314)**	
TOTAL ASSETS	**2,521,938**	**2,494,329**	**(27,609)**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Spanish GAAP	IFRS	*dif*	
Capital stock	252,009	252,009	-	
Equity reserves	597,508	558,946	(38,562)	(6)
Cumulative results	(606,680)	(600,948)	5,732	(7)
Shares of the controlling company	-	-	-	
GROUP SHAREHOLDERS EQUITY	**242,837**	**210,007**	**(32,830)**	
Minority Interests	35,868	35,868	-	(8)
TOTAL EQUITY	**278,705**	**245,875**	**(32,830)**	
Long-term payables to financial entities	**1,125,284**	**1,116,024**	**(9,260)**	(9)
Other financial liabilities	**379,606**	**393,945**	**14,339**	(10)
Provisions	**47,298**	**46,248**	**(1,050)**	(10)
Other non-current liabilities	**64,202**	**64,202**	-	
Long-term deferred revenues	*50,125*	*50,125*	-	
Other non-current liabilities	*14,077*	*14,077*	-	
NON-CURRENT LIABILITIES	**1,616,390**	**1,620,419**	**4,029**	
Short-term payables to financial entities	**4,337**	**7,903**	**3,566**	(9)
Trade accounts payable	**504,089**	**501,715**	**(2,374)**	(9)
Other non-trade debts	**118,417**	**118,417**	-	
Short-term deferred revenues	*91,669*	*91,669*	-	
Other non-trade debts	*26,748*	*26,748*	-	
CURRENT LIABILITIES	**626,843**	**628,035**	**1,192**	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,521,938**	**2,494,329**	**(27,609)**	

(Thousands of euros)

The main differences between the consolidated Group balance sheet at 31 March 2005 using the GAP and IFRS criteria are listed below.

(1) Under the IFRS, this item does not exist in the balance sheet, hence the items included by the Group here have been analysed, and the following adjustments or reclassifications carried out:

¤ Capital increase and other establishment costs cannot be capitalised under IFRS criteria. Hence, applying the IFRS 1, these have been withdrawn and the tax effect of the said adjustment calculated, recording the resulting net value in the entry `Reserves under IFRS 1´. (See `Reconciliation of Shareholders' Equity´ at 1 January 2004).

¤ The subscriber acquisition costs projected over several years that the Group records under this entry in accordance with the GAP are taken under the IFRS as intangible assets, and have thus been entered under the `Other intangible assets´ item.

(2) In accordance with the IFRS criteria, the `Tangible fixed assets´ item includes the cost, accumulated depreciation, and in the event, provisions for the loss of value of rights over leased or rented tangible goods (fundamentally digital decoders and technical plant and machinery), which under the GAP were recorded by the Group under `Intangible fixed assets´.

(3) In accordance with the IFRS criteria, the `Other intangible assets´ entry includes new subscriber capture costs over several years as intangible assets. Meanwhile, in accordance with the GAP, the Group records under this entry the cost, accumulated depreciation and in the event, provisions for the loss of value of rights over leased or rented tangible goods as tangible assets, while under the IFRS they are entered under `Tangible fixed assets´.

(4) In accordance with the IFRS this Group balance entry includes tax pre-payments derived from time differences between the Company Tax cost and the taxable base, which in accordance with the GAP, following the recovery period, were recorded under current assets. It also includes the time difference derived from the tax effect in accounting terms of adjustments to consolidated Shareholders' Equity from first application of IFRS (See Reconciliation of Shareholders' Equity at 1 January 2005.

(5) Long term and short term expenses related to the formalization of debts with credit entities and that, in accordance with GAP accounting criteria are presented in the consolidated balance sheet, have been reclassified in application of IFRS 32 and 39 for appropriate presentation and valuation of financial liabilities and are presented reducing the debt with credit entities from liabilities in the consolidated balance sheet.

(6) In the account `Reserves of IFRS first application´ registered, in accordance with IFRS 1, the effect of those necessary adjustments derived from the transition from GAP accounting criteria to IFRS on first application. As at 1 January 2005, this account includes (see `Equities Conciliation as at 1 January 2005´):

- ¤ Adjustments derived from the first application as at the transition date, which was 1 January 2004 (See `Equities conciliation as at 1 January 2004). IFRS 32 and 39 were not applied to that record.

- ¤ The adjustments derived from the first application dated 1 January 2005 of IFRS 32 and 39, and that correspond to:

  - Valuation on date of first application of certain exchange rate and interest coverage contracts signed by the Group.
  - Valuations as at the date of first application of `warrants´ or stock options given by the Company and linked to the subordinated loan given by its shareholders.

(7) This variation of accumulated income is the effect of applying IFRS as at 1 January 2004 and IFRS 32 and 39 as at 1 January 2005, to the 2004 income statement (See `Equity Conciliation as at 31 December 2004´ and conciliation of the consolidated income statement as 31 December 2004), and 2005 first quarter results.

(8) The Minority Interest paragraph in the balance sheet based on IFRS criteria has become part of Equities.

(9) The difference in liabilities with long term and short term debt with credit entities is due to the contrary effect of:

- ¤ Presentation, in accordance with IFRS of advanced long term and short term expenses derived from the formalization of the Group's syndicated loan, reducing the amounts in financial liabilities (see note (5)).

- ¤ The recognition in the balance sheet of the reasonable value of certain exchange and interest rate coverage contracts signed by the Group (see note (6)).

(10) The Other Financial Liabilities in the consolidated balance sheet using IFRS criteria includes, as the biggest debt with shareholders, the reasonable value of `warrants´ provided with regards to the subordinated loan subscribed by shareholders.

CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2005 (January - March)

	Spanish GAAP	Adjustments	Reclassifications	IFRS	Dif
TOTAL REVENUES	**395,372**	**-**	**1,062**	**396,434**	**1,062**
Net Turnover	394,755	-	749	395,504	749
Other operating revenues	617	-	313	930	313
OPERATING EXPENSES	**318,792**	**-**	**404**	**319,196**	**404**
Purchases	215,747	-	-	215,747	-
Personnel expenses	32,549	-	-	32,549	-
Other operating expenses	70,496	-	404	70,900	404
EBITDA	**76,580**	**-**	**658**	**77,238**	**658**
Depreciation and amortisation	65,343	(987)	-	64,356	(987)
Other depreciation and provisions	-	-	68	68	68
Gains or losses on sales of fixed assets	-	-	(146)	(146)	(146)
OPERATING INCOME/LOSS (EBIT)	**11,237**	**987**	**736**	**12,960**	**1,723**
Financial results	(26,444)	2,584	-	(23,860)	2,584
Share in results of associated companies	(2,599)	-	-	(2,599)	-
INCOME/LOSS ON ORDINARY ACTIVITIES	**(17,806)**	**3,571**	**736**	**(13,499)**	**4,307**
Extraordinary results	735	-	(735)	-	(735)
Restructuring expenses	-	-	-	-	-
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**(17,071)**	**3,571**	**-**	**(13,499)**	**3,572**
Corporate income tax	(5,918)	(1,250)	-	(7,168)	(1,250)
CONSOLIDATED INCOME/LOSS	**(22,989)**	**2,322**	**-**	**(20,667)**	**2,322**
Income/Loss attributed to minority interests	2,746	-	-	2,746	-
NET RESULTS	**(20,243)**	**2,322**	**-**	**(17,921)**	**2,322**

(Thousands of euros)

The main differences between Group results at 31 using the GAP and IFRS criteria (except IFRS 32 and 39) are the following:

¤ Depreciation adjustment in the Capital increase and other expenses entry.

This item includes the adjustment of the consolidated income as at 31 March 2005 corresponding to the elimination of capital increase expense depreciation and other setup expenses that were registered in the consolidated balance sheet as at 1 January 2004 or were activated during 2004 using GAP criteria, and that were adjusted against `IFRS first application Reserves´ or the 2004 income in accordance with IFRS criteria. Furthermore, it includes the tax effect corresponding to such consolidated income adjustments.

¤ Adjustment to financial income

This concept includes the adjustments to consolidated income for the period as at 31 March 2005 corresponding to the elimination of financial expenses regarding interest and exchange rate coverage and updating of the `warrants´ value that the Group registered in accordance with GAP, and that in accordance with IFRS criteria, the reasonable value was adjusted against `IFRS first application Reserves´ on 1 January 2005. Furthermore, it includes the tax effect corresponding to such consolidated income adjustments.

¤ Reclassification of Extraordinary Results.

In accordance with IFRS, there are no income and extraordinary expenses, but these must be presented in the income statement in accordance with their nature or function in the production process. Therefore, income and expenses that, in accordance with GAP, the Group presents under `Extraordinary Income´ of the consolidated Income statement, have been reclassified as income, operating expenses or financial income, depending on their nature, in the consolidated income statement in accordance with IFRS criteria.

Security Reference No. GENERAL

Version 5.0.6

INFORMATION RELATING TO:

PERIODO First Half of the Financial Year YEAR 2005

I. PARTICULARS OF THE ISSUER

Corporate name:

SOGECABLE, S.A.

Registered Office:

AVDA. DE LOS ARTESANOS, Nº 6 - 28760 TRES CANTOS, MADRID

C.I.F.

A79114815

Persons assuming responsibility for this information, the position occupied thereby and identification of the powers of attorney held in accordance with which they represent the company:

IÑIGO DAGO ELORZA- General Secretary. Power of attorney pursuant to public deed dated 26/02/2001, protocol number 655
FERNANDO MARTINEZ ALBACETE- Financial and Economic Manager. Power of Attorney pursuant to public deed date 20/10/2001, protocol number

Signature:

CONTENTS OF SEMI-ANNUAL REPORT
(check with an X if affirmative)

			Individual	Consolidated
I.	Particulars of the Issuer	0010	X	
II.	Changes in the Consolidated Group	0020		X
III.	Basis of Presentation and Valuation Standards	0030	X	X
IV.	Balance Sheet (*)	0040	X	X
V.	Profit or Loss (*)	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		X
VII.	Distribution by Line of Business of Net Sales	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Business Performance	0090	X	X
X.	Issue, Redemption or Cancellation of Debt Securities	0100		
XI.	Dividends Paid	0110		
XII.	Salient Events	0120	X	X
XIII.	Explanatory Exhibit of Major Events	0130	X	X
XIV.	Transactions with Related Parties	0140	X	X
XV.	Special Auditors' Report	0150		

(*)With respect to consolidated information, only the model balance sheet and statement of operations which apply pursuant to the legislation in force shall be completed.

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (1)

In the six month period from 1 January to 30 June 2005, the changes in the Sogecable Group were as follows:

-On 4 April 2005, Sogecable, S.A. acquired a minority shareholding of 2.25% in CANALSATELITE DIGITAL, S.L.., through the purchase of the shares held by Antena3 de Televisión, S.A. in the aforementioned Group company. Taking this acquisition into account, Sogecable, S.A. has an ownership interest of 85.5% in CANALSATÉLITE DIGITAL, S.L. This acquisition led to changes in the method by which this subsidiary was consolidated in the Group, since it was fully consolidated.

-On 18 May, Sogecable, S.A. entered into an agreement by which it sold 16.66% of the share capital of Warner Lusomundo Sogecable Cines de España to Cinesa Compañía de Iniciativas y Espectáculos, S.A. Sogecable, S.A. maintains a 16.67% holding in the company's share capital. As of the aforementioned date, Sogecable, S.A. no longer has a major influence in this company, and accordingly, on 30 June 2005, Sogecable, S.A. did not account for this company by the equity method in its Consolidated Financial Statements.

-As indicated in Note 5 of the 2004 Consolidated Financial Statements, on 3 January 2005, as part of the corporate, operational and functional reorganization undertaken by the Sogecable Group, the company adopted the resolutions required for the dissolution without liquidation and the transfer en bloc of assets and liabilities to the sole shareholders or partners of the following companies forming of the Group (see Exhibit I to the 2004 Consolidated Financial Statements), which became effective for business purposes as of 1 January 2005: Gestión de Derechos Audiovisuales y Deportivos, S.A., Servicios Técnicos de Sogecable, S.L., Cable Antena, S.A., Plataforma Logística de Usuarios de Sogecable, S.L., Sogecable Fútbol, S.L., StudioCanal Spain, S.L. y Vía Interactiva, S.L.

All these companies were fully owned by the Group and fully consolidated in its Financial Statements. Consequently, the dissolution of these companies and the transfer of its assets and liabilities to the balance sheets of its sole shareholders or partners did affect the Group's net worth, and the business activities in which these dissolved companies engaged are being carried on by the Group companies that have assumed the rights and obligations thereof.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public report is required to be in accordance with the recognition and valuation standards provided in the regulations currently in effect for the preparation of financial and accounting information corresponding to the Financial Statements for the annual period to which the current periodic public report presented refers. Where exceptionally, the generally accepted accounting principles and standards required pursuant to the laws in force are not applied to the accompanying data and information, this fact should be pointed out and sufficient cause should be provided. The influence that the failure to apply such standards and criteria might have on the net worth, financial position and of the results of the entity or consolidated group should also be explained. Additionally, and with a scope similar to the above, the modifications, if any, of the accounting standards used in the preparation of the accompany information relating to the last audited Financial Statements should be mentioned and commented. If the same accounting principles, standards and practices area applied as in the previous Financial Statements, and these are in accordance with the accounting legislation in force applicable to the company, this should be expressly stated. Where adjustments and/or reclassifications have been made in the previous period in accordance with applicable regulations due to changes in accounting practices, the correction of errors or changes in the classification of items, the quantitative and qualitative information required to understand these adjustments and/or reclassifications shall be included in this section).

Pursuant to Regulation 1606/2002 of the European Parliament and of the Council of 19 July 2002, for each financial year commencing on or after 1 January 2005, companies whose securities are admitted to trading on a regulated market at their balance sheet date, shall prepare their consolidated accounts in conformity with International Financial Reporting Standards (IFRS). In Spain, the aforementioned obligation has been regulated in the final eleventh provision of Act 62/2003 dated 30 December 2003.

In accordance with this Act and in application of the Spanish National Securities Commission Circular 1/2005 of 1 April, the consolidated financial information on the Sogecable Group included in this period public report was prepared in accordance with the aforementioned International Financial Reporting Standards, and not in accordance with the Spanish accounting standards applied to the audited 2004 Financial Statements. In accordance with the aforementioned Circular, the consolidated financial information in the column relating to the previous financial year (i.e. the consolidated financial information relating to the first half of 2004) was prepared in accordance with the aforementioned International Financial Reporting Standards for comparison purposes, and accordingly, is not the same as in the report previously filed.

In accordance with the exception provided in IFRS 1 the Sogecable Group chose to apply IFRS 32 and 30 for the first time on 1 January 2004. Consequently, the 2004 financial information, which was prepared under IFRS principles and standards, does not include the effects of the aforementioned standards, and accordingly, the information corresponding to the first half of 2005 and of 2004 is not comparable in this regard.

On 27 April 2005, in information complementary to the periodic public report corresponding to the first quarter of 2005, , SOGECABLE reported the opening balance for the financial year commencing on 1 January 2004 (first application of IFRS) in addition to the quarterly consolidated balance sheets and statements of operation for 2004, prepared in accordance with the International Financial Reporting Standards, and the reconciliation of net worth as of 1 January 2004 and 31 December 2004, prepared in accordance with GAP and IFRS standards. Additionally, it included the opening balance as of 1 January 2005, first application of IFRS 32 and 39, and the reconciliation of the net worth at the same date, prepared in accordance with GAP and IFRS standards.

This financial information has been prepared with the standards, principles and interpretations known to date, under the assumption that the IFRS in force at the current date shall be the same as those adopted to prepare the consolidated Financial Statements for 2005. It is necessary to bear in mind that some projects, resolutions, and interpretations are currently being reviewed and discussed. Accordingly, this information is the Group's best estimate, in coordination with its auditors, but is not audited and should be considered as preliminary, not final and subject to possible future changes.

IV. ENTITY'S INDIVIDUAL BALANCE SHEET

Uds.: Thousands of Euros

ASSETS

		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS (PARTNERS) FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210	8.035	6.713
II. Intangible assets	0220	**113.440**	**91.851**
II.1. Rights on leased assets	0221	11.362	
II.2. Other intangible assets	0222	102.078	91.851
III. Propertty, plant and equipment	0230	79.237	3.255
IV. Long-term investments	0240	1.566.771	1.737.441
V. Long-term treasury shares	0250		65
VI. Long-term operating receivables	0255		
B) NON-CURRENT ASSETS (2)	0260	**1.767.483**	**1.839.325**
C) DEFERRED CHARGES(3)	0280	27.977	33.936
I. Due from shareholders for capital calls	0290		
II. Inventories	0300	153.152	148.065
III. Accounts receivable	0310	230.360	386.700
IV. Short-term investments	0320	70.067	4
V. Short-term treasury shares	0330		
VI. Cash at hand and in banks	0340	1.168	768
VII. Accrual accounts	0350	15.839	12.504
D) CURRENT ASSETS	0360	**470.586**	**548.041**
TOTAL ASSETS (A + B + C + D)	0370	**2.266.046**	**2.421.302**

EQUITY AND LIABILITIES

		CURRENT YEAR	PREVIOUS YEAR
I. Share capital	0500	267.129	252.009
II. Reserves	0510	767.387	597.104
III. Previous years' profit (loss)	0520	-581.534	-424.340
IV. Profit (loss) for the year	0530	-23.401	-83.698
V. Interim dividend paid during the year	0550		
A) CAPITAL AND RESERVES	0560	**429.581**	**341.075**
B) DEFERRED INCOME (4)	0590	26.583	28.883
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	47.129	18.065
I. Debentures and other marketable debt securities	0610		
II. Payble to credit institutions	0615	1.122.803	1.120.000
III. Payable to group and associated companies	0620		
IV. Long-term operating payables	0625		
V. Other long-term debts	0630	220.963	371.043
D) LONG-TERM DEBT	0640	**1.343.766**	**1.491.043**
I. IDebentures and other marketable debt securities	0650		
II. payble to credit institutions	0655	2.574	64.855
III. Payable to group and associated companies	0660	156.192	197.917
IV. Trade payables	0665	230.155	239.802
V. Other short-term payables	0670	17.909	28.719
VI. Accrual accounts	0680	12.157	10.943
E) CURRENT LIABILITIES (5)	0690	**418.987**	**542.236**
F) SHORT-TERM PROVISONS FOR CONTINGENCIES AND EXPENSES	0695		
TOTAL EQUITY AND LIABILITIES (A + B + C + D + E + F)	0700	**2.266.046**	**2.421.302**

V. ENTITY'S INDIVIDUAL INCOME STATEMENT

Units.: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net sales (6)	0800	485.840	100,00%	460.120	100,00%
+ Other revenues (7)	0810	38	0,01%	12	0,00%
+/- Changes in finished goods and work-in-process	0820		0,00%		0,00%
= **TOTAL PRODUCTION VALUE**	0830	**485.878**	100,01%	**460.132**	100,00%
- Net purchases	0840	-320.422	-65,95%	-315.461	-68,56%
+/- Variation in merchandise sold, raw materials and Other consumables used	0850		0,00%		0,00%
- External and operating expenses (8)	0860	-100.306	-20,65%	-101.840	-22,13%
= **ADJUSTED ADDED VALUE**	0870	**65.150**	13,41%	**42.831**	9,31%
+/- Other expenses and revenues (9)	0880		0,00%		0,00%
- Personnel expenses	0890	-36.866	-7,59%	-33.105	-7,19%
= **GROSS OPERATING PROFIT (LOSS)**	0900	**28.284**	5,82%	**9.726**	2,11%
- Depreciation and amortisation expense	0910	-16.332	-3,36%	-8.665	-1,88%
- Period provision to the reversion reserve	0915		0,00%		0,00%
+/- Changes in current asset provisions (10)	0920		0,00%		0,00%
= **NET OPERATING PROFIT (LOSS)**	0930	**11.952**	2,46%	**1.061**	0,23%
+ Financial revenues	0940	25.258	5,20%	27.928	6,07%
- Financial expenses	0950	-55.392	-11,40%	-54.157	-11,77%
+ Capitalized interest and exchange differences	0960		0,00%		0,00%
+/- Depreciation & amortisation and financial provisions (11)	0970		0,00%		0,00%
= **PROFIT FROM ORDINARY ACTIVITIES**	1020	**-18.182**	-3,74%	**-25.168**	-5,47%
+/- Gains on fixed assets, intangible assets, and control portfolio (12)	1021		0,00%	519	0,11%
+/- Changes intangible fixed assets, intangible assets, And control portfolio (13)	1023	-2.514	-0,52%	-59.711	-12,98%
+/- Profit/loss from transactions with treasury shares and debt securities (14)	1025		0,00%		0,00%
+/- Accumulated profit/loss (15)	1026		0,00%		0,00%
+/- Other extraordinary profit/loss (16)	1030	136	0,03%	-14.985	-3,26%
= **PROFIT (LOSS) BEFORE TAXES**	1040	**-20.560**	-4,23%	**-99.345**	-21,59%
+/- Corporate income tax	1042	-2.841	-0,58%	15.647	3,40%
= **PROFIT (LOSS) FOR THE YEAR**	1044	**-23.401**	-4,82%	**-83.698**	-18,19%

IV. CONSOLIDATED GROUP BALANCE SHEET
(PREPARED USING SPANISH ACCOUNTING STANDARDS IN FORCE)

Units.: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM PARENT COMP SHAREHOLDERS FOR UNCALLED	1200		
I. Start-up expenses	1210		
II. Intangible assets	1220	0	0
II.1. Rights on leased assets	1221		
II.2. Oher intangible assets	1222		
III. Property, plant and equipment	1230		
IV. Long-term investments	1240		
V. Long-term parent company shares	1250		
VI. Long-term operating receivables	1255		
B) NON-CURRENT ASSETS (2)	1260	0	0
C) CONSOLIDATION GOODWILL	1270		
D) DEFERRED CHARGES (3)	1280		
I. Due from shareholders for capital calls	1290		
II. Inventories	1300		
III. Accounts receivable	1310		
IV. Short-term investments	1320		
V. Short-term parent company shares	1330		
VI. Cash in hand and at banks	1340		
VII. Accrual accounts	1350		
E) CURRENT ASSETS	1360	0	0
TOTAL ASSETS (A + B + C + D + E)	1370	0	0

EQUITY AND LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Share Capital	1500		
II. Reserves of the Parent Company	1510		
III. Reserves at consolidated companies (17)	1520		
IV. Translation differences (18)	1530		
V. Profit(loss) attributable to the parent company	1540		
VI. Interim dividend paid during the year	1550		
A) CAPITAL AND RESERVES	1560	0	0
B) MINORITY INTERESTS	1570		
C) NEGATIVE CONSOLIDATION GOODWILL	1580		
D) DEFERRED INCOME (4)	1590		
E) PROVISIONS FOR CONTINGENCIAS AND EXPENSES	1600		
I. Debentures and other marketable debt securities	1610		
II. Payable to credit institutions	1615		
III. Long-term operating payables	1625		
IV. Other long-term debt	1630		
F) LONG-TERM DEBT	1640	0	0
I. Debentures and other marketable securities	1650		
II. Payble to credit institutions	1655		
III. Trade payables	1665		
IV. Other short-term payables	1670		
V. Accrual accounts	1680		
G) CURRENT LIABILITIES (4)	1690	0	0
H) SHORT-TERM PROVISIONS FOR CONTINGENCIAS AND EXPENSES	1695		
TOTAL EQUITY AND LIABILITIES (A + B + C + D + E + F + G + H)	1700	0	0

V. CONSOLIDATED GROUP INCOME STATEMENT
(PREPARED USING SPANISH ACCOUNTING STANDARDS IN FORCE)

Units.: Thousands of Euros

		CURRENT YEAR		PERVIOUS YEAR	
		Amount	%	Amount	%
+ Net sales(6)	1800				
+ Other revenues (7)	1810				
+/- Change in finished goods and work-in-process inventories	1820				
= TOTAL PRODUCTION VALUE	1830	0		0	
- Net purchases	1840				
+/- Changes in merchandise sold, raw materials and Other consumables used	1850				
- External and operating expenses (8)	1860				
= ADJUSTED ADDED VALUE	1870	0		0	
+/- Other expenses and revenues (9)	1880				
- Personnel expenses	1890				
= GROSS OPERATING PROFIT (LOSS)	1900	0		0	
- Depreciation and amortisation expense	1910				
- Period provision to the reversi6n reserve	1915				
+/- Changes in current asset provisions (10)	1920				
= NET OPERATING PROFIT (LOSS)	1930	0		0	
+ Financial revenues	1940				
- Financial expenses	1950				
+ Capitalized interest and exchange differences	1960				
+/- Depreciation & amortisation and financial provisions (11)	1970				
+/- Translation gains (loss) (19)	1980				
+/- Share in profit (losses) of companies accounted for by the equity method	1990				
- Amortisation of consolidation goodwill	2000				
+ Reversi6n of negative consolidation goodwill	2010				
= PROFIT (LOSS) FROM ORDINARY ACTIVITIES	2020	0		0	
+/- Income from Intagible assets, tangible fixed assets and, Material control portfolio (12)	2021				
+/- Changes in intangible asset/tangible fixed assets And ontrol portfolio provisions (13)	2023				
+/- Gains/loss from transactions with treasury shares and Debt securities (14)	2025				
+/- Previous years' profit (loss) (15)	2026				
+/- Other extraordinary profit (loss) (16)	2030				
= CONSOLIDATED PROFIT (LOSS) BEFORE TAXES	2040	0		0	
+/- Corporate income tax	2042				
= CONSOLIDATED P`ROFIT (LOSS) FOR THE YEAR	2044	0		0	
+/- Profit (loss) attributable to minority interests	2050				
= IPROFIT (LOSS) FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	2060	0		0	

IV. CONSOLIDATED GROUP BALANCE SHEET
(INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED)

			CURRENT YEAR	PREVIOUS YEAR
	Property, plant and equipment	4000	206.448	292.945
II.	Investment property	4010		
III.	Goodwill	4020	11.006	398
IV.	Other intangible assets	4030	368.775	458.325
V.	Non-current financial assets	4040	7.202	11.868
VI.	Investments accopunted for bythe equito method	4050	24.244	37.053
VII.	Biological assets	4060		
VIII.	Deferred tax assets	4070	1.300.829	1.231.645
IX.	Other non-current assets	4080	15.016	51.971
A)	NON-CURRENT ASSETS	4090	**1.933.520**	**2.084.205**
	Biological assets	4100		
II.	Inventoriess	4110	163.475	159.549
III.	Trade and other receivables	4120	224.947	385.464
IV.	Other current financial assets	4140		
V.	Current tax assets	4150		
VI.	Other current assets	4160	12.737	16.617
VII.	Cash and cash equivalents	4170	91.258	3.854
	Subtotal of current assets	4180	**492.417**	**565.484**
VIII.	ANon-current assets classified as held for sale and from discontinued	4190		
B)	CURRENT ASSETS	4195	**492.417**	**565.484**
	TOTAL ASSETS (A + B)	4200	**2.425.937**	**2.649.689**

	EQUITY AND LIABILITES FOR THE YEAR		CURRENT YEAR	PREVIOUS YEAR
I.	Share capital	4210	267.129	252.009
II.	Other reserves (20)	4220	728.825	586.799
III.	Retained earnings (21)	4230	-592.750	-510.328
IV.	Other equity	4235		
V.	Less: Treasury shares	4240		
VI.	Exchange differences	4250		
VII.	Other valuation adjustments	4260		
VIII.	Realuation reserves for non-current assets classified as Held for sale and from discontinued operations	4265		
IX.	Less: Interim dividend	4270		
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	**403.204**	**328.480**
X.	Minority interest	4290	28.628	26.881
A)	EQUITY	4300	**431.832**	**355.361**
I.	Debentures and other marketable securities	4310		
II.	Payable to credit institutions	4320	1.116.199	1.128.335
III.	Other financial iabilities	4330	221.252	356.045
IV.	Deferred tax liabilities	4340		
V.	Provisions	4350	45.402	22.740
VI.	Other non-current liabilities (22)	4360	45.899	82.170
B)	NON-CURRENT LIABILIRIES	4370	**1.428.752**	**1.589.290**
I.	Debenture s and other marketable securities	4380		
II.	Payble to credit institutions	4390	5.089	79.870
III.	Trade and other payables	4400	451.063	556.056
IV.	Other financial liabilities	4410		
V.	Provisions	4420		
VI.	Current tax liabilities	4430		
VII.	Other current liabilities	4440	109.201	69.112
	Subtutol of current liabilities	4450	**565.353**	**705.038**
VIII.	Liabilities directly associationed with non-current assets classified As held for sale or from discontinued operations	4465		
C)	CURRENT LIABILITIES	4470	**565.353**	**705.038**
	TIOTAL EQUITY AND LIABILITIES (A + B + C)	4480	**2.425.937**	**2.649.689**

V. CONSOLIDATED GROUP INCOME STATEMENT
(INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units.: Thousands of Euros		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Sales	4500	775.596	100,00%	720.484	100,00%
+ Other revenues	4510	1.788	0,23%	2.491	0,35%
+/- Changes in inventories of finished goods and work in progress	4520		0,00%		0,00%
- Raw materials and consumables used	4530	-402.527	-51,90%	-418.118	-58,03%
- Personnel expenses	4540	-61.281	-7,90%	-58.796	-8,16%
- Depreciation and amortization expense	4550	-122.525	-15,80%	-148.642	-20,63%
- Other expenses	4560	-133.862	-17,26%	-144.276	-20,02%
= OPERATING PROFIT (LOSS)	4570	**57.189**	7,37%	**-46.857**	-6,50%
+ Financial revenues	4580	1.372	0,18%	686	0,10%
- Financial expenses	4590	-47.008	-6,06%	-54.996	-7,63%
+/- Exchange differences (net)	4600	-533	-0,07%	-1.561	-0,22%
+/- Gains (loss) from changes in the value of financial instruments At reasonable value (net)	4610	1.001	0,13%		0,00%
+/- Gains (loss) from changes in the value of non-financial assets at reasonable value (net)	4620		0,00%		0,00%
+/- Impairment/release of assets (net) (neto)	4630	433	0,06%	-9.671	-1,34%
+/- Income from associated companies accounted for by the equity method	4640	-4.173	-0,54%	-6.131	-0,85%
+/- Income on sale of non-current assets and available-for-sale investments taken to equity)	4650	114	0,01%	330	0,05%
+/- Other gains or losses (net)	4660		0,00%		0,00%
= EBT FROM CONTINUING ACTIVITIES	4680	**8.395**	1,08%	**-118.200**	-16,41%
+/- Income tax	4690	-22.498	-2,90%	30.063	4,17%
= EARNINGS AFTER TAXES FROM CONTINUING OPERATIONS	4700	**-14.103**	-1,82%	**-88.137**	-12,23%
+/- Earning after taxes on discontinued operations (net) 23	4710		0,00%		0,00%
= PROFIT (LOSS) FOR THE YEAR	4720	**-14.103**	-1,82%	**-88.137**	-12,23%
+/- Minority interest	4730	6.052	0,78%	8.012	1,11%
= PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT	4740	**-8.051**	-1,04%	**-80.125**	-11,12%

VI. CONSOLIDATED BALANCE SHEET COMPARING CURRENT SPANISH ACCOUNTING STANDARDS AND THE INTERNACIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units.: Thousands of Euros

ASSETS		2005 OPENING BALANCE (IFRS)	2004 CLOSING BALANCE (SPANISH STANDARDS)
I. Start-up expenses	5000		147.304
II. Property, plant and equipment	5010	238.931	227.855
III. Long-term investments	5020		
IV. Goodwill	5030		
V. Other intangible assets	5040	411.134	285.417
VI. Non-current financial assets	5050	7.578	7.578
VII. Long-term parent company shares	5060		
VIII. Other non-current assts	5070	1.369.060	1.331.534
A) NON-CURRENT LONG-TERM ASSETS	5080	2.026.703	1.999.688
B) DEFERRED CHARGES	5090		47.475
I. Inventories	5100	144.977	144.977
II. Trade and other accounts receivable	5110	315.639	317.975
III. Other current financial assets	5120		
IV. Short-term parent company shares	5130		
V. Other current assets	5140	6.772	12.930
VI. Cash and cash equivalents	5150	3.773	3.773
Subtotal	5160	471.161	479.655
VII. Non-current assets classified as held for sale and from interrupted activities	5170		
C) CURRENT ASSETS	5175	471.161	479.655
TOTAL ASSETS (A + B + C)	5180	2.497.864	2.526.818

EQUITY AND LIABILITIES		2005 OPENING BALANCE (NIIF)	2004 CLOSING BALANCE (SPANISH STANDARDS
I. Capital	5190	252.009	252.009
II. Reserves	5200	-24.082	167.305
Of which: Ajustment against reserves due to transition to IFRS (*)	5210	-38.563	
III. Other equity	5215		
IV. Less: Own securities	5220		
V. Valuation adjustments	5230		
VI. Profit (Loss) for the year	5240		-156.234
VII. Less: Interim dividends	5250		
	5260	227.927	263.080
B) MINORITY INTERESTS	5270	26.655	26.655
TOTAL NET EQUITYIN ACCORDANCE WITH IFRS (A + B)	5280	254.582	
C) NEGATIVE CONSOLIDATION GOODWILL	5290		
D) DEFERRED REVENUES	5300	38.464	38.464
I. Debentures and other marketable debt securities	5310		
II. Payable to credit institutions	5320	1.115.169	1.126.036
III. Provisions	5330	45.343	46.183
IV. Other non-current liabilities	5340	444.803	430.464
E) E) NON-CURRENT/LONG-TERM LIABILITIES	5350	1.605.315	1.602.683
I. Debentures and other marketable debt securities	5360		
II. Payable to credit institutions	5370	40.825	37.258
III. Trade and other payables	5380	498.563	498.563
IV. Provisiones	5390		
V. Other current liabilities	5400	60.115	60.115
Subtotal	5410	599.503	595.936
VI. Liabilities directly associated with assets held for sale and interrupted activities	5420		
F) CURRENTLIABILITIES	5425	599.503	595.936
TOTAL EQUITY AND LIABILITIES (A+B+C+D+E+F)		2.497.864	2.526.818

VII. DISTRIBUTION BY LINE OF BUSINESS OF NET SALES

	LINE OF BUSINESS		INDIVIDUAL		CONSOLIDATED	
			Current Year	Previous Year	Current Year	Previous Year
		2100				
	Subscribers	2105	211.222	217.037	538.912	546.693
	Advertising	2110	37.275	28.495	39.637	30.477
	Other revenues	2115	237.343	214.588	197.047	143.314
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	Projects performed pending certification	2145				
	Total I. N. C. N	2150	**485.840**	**460.120**	**775.596**	**720.484**
	Spanish Market	2160	485.840	460.120	775.596	720.484
	Export: European Union	2170				
	O.E.C.D. Countries.	2173				
	Other Countries	2175				

(*) Only to be filled in by construction companies

VIII. AVERAGE NUMBER OF EMPLOYEES IN THE COURSE OF THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current Year	Previous Year	Current Year	Previous Year
TOTAL EMPLOYEES	3000	1.153	1.083	1.726	1.719

IX. BUSINESS PERFORMANCE

(In addition to complying with the instructions for the completion of this semi-annual report, the information included in this section should make express mention of the following: net sales and the costs not related to these revenues.; the make-up and an analysis of the main transactions leading to the obtainment, if applicable, of extraordinary profits, details of the most relevant investment and divestment transactions and their effect on the company's working capital and in particular, its treasury shares; sufficient explanation of the nature and effect of the items that might have given risen to a significant change in net sales or in the company's profit (loss) for the current period with respect to those reported for the previous period. Additionally, those companies that include a consolidated group balance sheet and income statement in accordance with the IFRS adopted should furnish detailed information regarding transactions with a significant effect on the financial position, results and net worth of the entity or group as a result of the impairment ore release of assets,, asset and liability valuation at a reasonable value, including financial derivatives and hedging transactions, exchange differences, provisions, business combinations, operating activities classified as discontinued or any other operation whose effect was significant, as well as a description of the material changes to "non-current assets classified as held for sale and from discontinued operations" and associated liabilities, and of significant changes in the risk assumed and the measures undertaken to mitigate this risk, in addition to subsequent events not reflected in the financial information presented although relevant. Lastly, comments relating to the Consolidated Financial Statements should be clearly differentiated from those relating to the company's Individual Financial Statements).

SEE EXHIBIT I

X.1.)ISSUES, REDEMPTIONS AND CANCELATION OF DEBT SECURITIES

This section shall include individualised information regarding each issue, redemption, or cancellation of debt securities since the commencement of the financial year by the company required to present periodic public information, or if aplicable, by any entity forming part of the consolidation group. The information included in the tables below should be provided for each issue, redeption or cancellation. This information should be furnished seperately, differentiating between the issues, redemptions or cancellations, which in relation to the issue or placement of securities, were required to be registered in an oficial filing of a Competent Authority (24) of an EU member country and those which were not required to be registered. In the case of issues, redemptions or cancellations by associated entities or any entity other than the parent, dependent or multigroup companies, the aforementioned shall only be included if the issue or cancellation is fully or partially guaranteed by the parent company or any dependent or multigroup company. Issues or placements of securities on the monetary market may be included (26) by transaction type (27) jin addition to those issues by the same entity within the same country as long at they are of a similar nature. In the case of an issue, redemption or cancellation by a "special financing entity" (28) this circumstance should be expressly stated.)

Issue, redemption or cancellation of debt securities the issue or placement of which was not required to registered in an oficial filing of a Compentent Authority (24) of the European Union.

			Characteristics of the the issue, redemption or cancellation of debt securities									
Issuing Entity	*Relation (29)*	*Country of residence*	*Transaction (27)*	*ISIN Code (30)*	*Security Type*	*Date of issue or cancel.*	*Outstanding Balance*	*Interest Rate*	*Maturity and types of amort*	*Markets Where Listed*	*Credit Rating*	*Garantees Granted (31)*

X.2.) THIRD PARTY ISSUES GURANTEED BY THE GROUP

This section shall include individualised information regarding each issue, redemption, or cancellation of debt securities which have been guaranteed since the commencement of the financial year by the company required to present periodic public information, or if aplicable, by any entity forming part of the consolidaron group where such issues or listings were not included in section X.1. The information included in the tables below should be provided for each issue, redeption or cancellation. In the case that the guarantee was granted by an associated company or any other entity included in the consolidated group other than parent, dependent or multiproip companies, this information shall only be included in the case that the exercise of the guarantee might materially (32) affect the consolidated Financial Statements. The issues or listing og securities on the monettary market (25) Issues or placements of securities on the monetary market may be included (26) by transaction type (27) jin addition to those issues by the same entity within the same country as long at they are of a similar nature. In the case of an issue, redemption or cancellation by a "special financing entity" (28) this circumstance should be expressly stated.)

			Characteristics of the issue, redemption or cancellation of debt securities									
Issuing Entity	*Relatión (33)*	*Country of Residence*	*Transaction (27)*	*ISIN Code (30)*	*Security Type*	*Date of Issue,, Redemp., or Canc..*	*Outstanding Balance*	*Interest Rate*	*Maturity and Types of Amort.*	*Markets Where Listed*	*Credit Rating*	*Guarantees Granted (31)*

XI. DIVIDIEND PAID DURING THE FINANCIAL YEAR :

(The dividends effectively paid since the year commenced shall be included).

		% of Face Value	Euros per Share (x,xx)	Amount (Thousands Of Euros)
1. Common Shares	3100			
2. Preferred Shares	3110			
3. Redeeemable Shares	3115			
4. Shares without a Vote	3120			

Additional information regarding the payment of dividends (interim, complementary, etc)

Exhibit on the following sheet (G-11b)

XII. SALIENT EVENTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the cpital of companies listed on the stock exchange which must be reported pursuant to Art. 53 of the Spanish Securities Market Act (5 % and multiples)	3200		X
2. Acquisitions of treasury shares which must be reported pursuant to additional provision 1 of the Spanish Corporations Act (1%)	3210		X
3. Other significant increases or decreases in non-current assets (shareholdings of more than 10% in non-listed companies, relevant material investments or divestments, etc.	3220	X	
4. Increases or decreases in share capital or in the face value of shares-.	3230	X	
5. Issues, redemptions or cancellations of debt securities.	3240		X
6. Changes in directors or in the Board of Directors.	3250		X
7. Changes in Corporate Bylaws.	3260	X	
8. Transformations, mergers or spin-offs.	3270		X
9. Changes in the institucional regularization of the industry significantly effecting the economic or financial position of the Company or Group.	3280		X
10. Lawsuits, disputes or administrative proceedings that may significantly affect the net worth of the Company or Group	3290		X
11. Creditors' claims, suspensión of payments, etc.	3310		X
12. Special agreements limiting, transferring or fully or partially waiving the political and economic rights relating to the Company's shares.	3320		X
13. Strategic agreements with Spanish or Internacional groups (exchange of blocks of shares, etc.)	3330		X
14. Other salient events.	3340	X	

(*) Check the corresponding box with an "X" and in the affirmative, attach an explanatory exhibit including the date on which the information was reported to the Spanish National Securities Comisión (CNMV)or to the Spanish Stock Exhange Governing Company (SRBV)

Additional information regarding the payment of dividends (interim, complementary, etc)

SOGECABLE, S.A. did not pay dividends in the six month period from 1 January to 30 June 2005.

XIII. EXPLANATORY EXHIBIT OF SALIENT EVENTS

SEE EXHIBIT II.

XIV. TRANSACTIONS WITH RELATED PARTIES(34)

This section shall include the information required pursuant to Spanish Minitry of Economy and Finance Order EHA /3050/2004, of 15 September ,regarding the information ro be furnished by companies issuing securities traded on oficial secondary markets, and bearing in mind the instructions for the completion of the semiannual report.

1. TRANSACTIONS WITH THE COMPANY'S SIGNIFICANT SHAREHOLDERS(36)

Code (37)	Transaction Description(37)	A/I (38)	Cu/Pr (39)	Amount (Thousands Euros)	Profit/Loss(40) (Thousands of Euros)	St/Lt (41)	Related Party (42)
016	Financing agreements: loans	Individual Information	Previous	59,709	0	Repaid In the period	PRISA
016	Financing agreements: loans	Individaul Information	Previous	59,709	0	Repaid In the Period	TELEFÓNICA DE CONTENIDOS, S.A.U
016	Financing agreements: loans	Individual Information	Previous	203,954	0	Matures August 2012	TELEFÓNICA DE CONTENIDOS, S.A.U
010	Receipt of services	Individual Information	Current	2,388	0	S/T	PRISA
010	Receipt of services	Individual Informationl	Current	4,081	0	S/T	GRUPO PRISA
009	Receipt of services	Información Individual	Current	25,025	0	S/T	GRUPO PRISA
009	Receipt of services	Aggregate Information	Current	44,081	0	S/T	GRUPO TELEFONICA

Other matters (43)

Under the concept "Provision of services" (aggregate information) to and by the Telefónica Group, the net balance of the reciprocal services received and provided by the Telefónica Group and the Sogecable Group is included.

2. TRANSACTIONS WITH COMPANY DIRECTORS OR MANAGEMENT(36)

Code (37)	Transaction Description(37)	A/I (38)	Cu/Pr (39)	Amount (Thousands of Euros)	Profit/Loss(40) (Thous. of Euros)	ST/LT (41)	Related Party (42)
009	Receipt of services	Individual Information	Current	100	0	S/T	Director Mr. Gregorio Marañón Bertrán de Lis

Other Matters (43)

Sogecable has entered into a service agreement under which legal counselling is provided by Mr.Gregorio Marañón Bertrán de Lis

3. TRANSACTIONS BETWEEN GROUP INDIVIDUALS, COMPANIES OR ENTITIES (36)

Code (37)	Transaction Description(37)	A/I (38)	Cu/Pr (39)	Amount (Thous. of Euros)	Profit/Loss(40) (Thous. of Euros)	St/Lt (41)	Related Party (42)

Other Matters (43)

4. TRANSACTIONS WITH RELATED PARTIES(36)

Code (37)	Transaction Description(37)	A/I (38)	Cu/Pr (39)	Amount (Thous. of Euros)	Profit/Loss(40) (Thous. of Euros)	St/Lt (41)	Related Party (42)

Other Matters (43)

XV. SPECIAL AUDITORS' REPORT

(This section should only be completed in the report corresponding to the first half of the financial year following the last closed and audited financial period, and shall apply for those issuing companies that, in accordance with the thirteenth section of the Spanish Ministerial Order dated 18 January 1991, are required to present a special auditors' report, given that the auditors' report on the Financial Statements for the immediately preceding period contained a disclaimer of opinion, an adverse opinion, or an opinion with qualifications. It should be expressly mentioned that an Exhibit has been attached which includes the special auditors' report referred to above, in addition to a copy of the information furnished or statements made by the Company's Directors regarding the updated status of the qualifications included by the auditor in his auditors' report on the Financial Statements for the previous year, and which, in accordance with the applicable Technical Audit Standards, would have served as the basis for the preparation of the aforementioned special report).

INSTRUCTIONS FOR THE COMPLETION OF THE SEMI-ANNUAL REPORT (GENERAL)

- Unless otherwise indicated, the numerical data requested shall be expressed in thousands of euros, without decimal points. All balances shall be rounded.

- Negative amounts shall be indicated with a minus sign (-) in front of the corresponding number.

- Unless otherwise indicated, next to each data item expressed in figures, the period corresponding to the previous financial year shall be included.

- The International Financial Reporting Standards adopted (IFRS adopted) shall be understood to be those adopted by the European Commission in accordance with the procedure set forth under Regulation (EC) No 1606/2002 of the European Parliament and of the Council, of 19 July 2002.

- The financial information contained in this form shall be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the entity for the preparation of the Financial Statements for the annual period to which the public periodic report filed refers.

Through the financial periods commencing on 1 January 2007, and except for credit institutions, where those companies which in application of the provisions of the Spanish Commercial Code are required to prepare consolidated Financial Statements, and such companies have only issued fixed income securities traded on a stock exchange at year-end, should these companies choose to continue applying the regulations contained in the third section of chapter III of the first book of the Commercial Code and the regulations enacted thereunder, they shall present the consolidated periodic information in the forms included in sections IV and V referring to the Spanish accounting standards currently in effect, unless they have applied the IFRS adopted in a previous financial year.

- The information to be included under the heading "Business Performance" should allow investors to form an opinion, with sufficient knowledge, regarding the business activities engaged in by the entity and the results obtained during the period covered in advance, as well as the financial position and other essential information relating to the general progress of the entity's business matters.

- Definitions:

(1) Change in the companies forming part of the consolidated group: shall include only those companies that were included or excluded from the consolidation process since the date of the last annual Consolidated Financial Statements.

(2) The different items included under fixed assets shall be recorded net of accumulated amortization and depreciation and provisions.

(3) Deferred charges shall comprise debt arrangement expenses (expenses relating to issues and changes in fixed income securities and debt arrangements, including public deed expenses, taxes, expenses relating to the drawing up of titles, etc.), deferred interest on marketable securities (difference between the repayment amount and the issue price of fixed income securities and other similar liabilities) and deferred interest expenses (difference between the repayment amount and the amount received in the case of debts other than those represented in fixed income securities). Companies in the electricity field shall also include the accrual accounts relating to this industry under this caption.

(4) Deferred revenues shall comprise capital subsidies, exchange gains, deferred interest revenue (interest included in the nominal value of the credits granted in operating transactions, where these amounts shall be allocated to income in future financial periods) and other deferred revenues.

(5) Long-terms debt maturing in less than 12 months shall be reclassified as current liabilities under the corresponding caption.

(6) Net sales shall comprise the amounts relating to the sale of products and services corresponding to the company's ordinary operations net of rebates and other reductions in the sale price, as well as value added tax and other tax directly related to the aforementioned net sales.

(7) Other revenues shall include revenues accessory to operations, in-house work on fixed assets performed by the

company (except interest and capitalized exchange differences and operating subsidies (not including capital subsidies transferred to profits for the year).

(8) External and Operating Expenses shall include:
- The work performed by other companies, external services (leases, repairs, transport, insurance, energy, etc.) taxes other than income tax and other management expenses.
- Period provisions for contingencies and expenses (large repairs, etc, excluding provisions for pensions and similar obligations that are required to be allocated to personnel expenses).

(9) Other expenses and revenues relate to the profit and loss corresponding to non-management participants in the transactions regulated by Articles 239 to 243 of the Spanish Commercial Code and in other transactions in common of similar characteristics.

(10) Changes in working capital provisions comprise period provisions, net of overprovisions and amounts used, for the purpose of correcting reversible declines in the value of inventories, customers and debtors. It also includes losses relating to the insolvency of customers and debtors.

(11) Depreciation and amortization expenses and financial provisions comprise period provisions, net of overprovisions and amounts used, for the purpose of correcting reversible declines in the value of marketable securities (except those corresponding to shareholdings in the share capital of group and associated companies) and other marketable securities and in short-and long-term nontrade loans.

(12) Gains (Losses) on intangible assets, tangible fixed assets and control portfolio shall comprise the gains and loss on the disposal of intangible assets, tangible fixed asset and long-term shareholdings in the share capital of group, multigroup or associated companies, or due to the full or partial retirement of assets, as a result of the loss relating to the irreversible declines in value of the aforementioned assets.

(13) Changes in intangible asset, fixed asset and control portfolio provisions shall comprise the period provisions made, net of overprovisions and amounts used, for the purpose of correcting reversible declines in the value of intangible assets and tangible fixed assets, as well as in the long-term shareholdings in group and associated companies.

(14) Income (Losses) from transactions with treasury shares and debentures include the income or loss relating to the payment of debentures or the disposal of shares and debentures issued by the company.

(15) Prior years' losses comprise losses relating to previous years, and which given their relative importance, cannot be recorded due to the nature thereof.

(16) Other extraordinary profits (loss) comprise:
- Capital subsidy amounts transferred to profits for the year.
- Extraordinary revenues and expenses of a significant amount, which cannot be considered to be periodical when evaluating the company's future profits or losses.

(17) Reserves of consolidated companies relate to fully or proportionally consolidated companies and companies accounted for by the equity method.

(18) and (19) The exchange differences captions (only appearing in consolidation) include the exchange gains or losses resulting from the translation of consolidated (either fully or proportionally consolidated companies or those accounted for by the equity method).

(20) Other reserves: this caption relates to reserves for the appreciation of tangible fixed assets and intangible assets and reserves other than retained earnings.

(21) Retained earnings: this caption relates to income generated in the current year or income accumulated in previous years that was not paid to shareholders.

(22) Other non-current liabilities: among other items, this caption comprises post-employment obligations or other long-term remunerations.

(23) Earnings after taxes from discontinued operations (net): this caption relates to the amount net of taxes corresponding to:
(i) Earnings after taxes from discontinued operations; and
(ii) Earnings after taxes recognized as a result of the valuation at a reasonable value less sales costs, or due to the disposal or availability by other means of assets or disposable groups of elements constituting the discontinued operations.

(24) Competent Authority of a European Union member country: the authority appointed by the member state of source in accordance with the definition provided in article 2.1.m. of Directive 2003/71/EC of the European Parliament and of the Council, of 4 November 2003, regarding the filing that should be registered in the event of a public share purchase offer or the listing of shares.

(25) Shares issued on the monetary market: for the purposes of this Circular, these shares are considered to be highly liquid, and at the same time must be quoted and traded on an organized secondary market, whether official or not, which may be realized quickly since they have maximum terms of 18 months.

(26) Aggregation of issues and placements: these shall be aggregated for the total outstanding balance on the date to which this public period information refers, and average values shall be given for interest rate, maturity and credit ratings, in addition to other values where significant.

(27) Transactions: one of the following key letters is to be used depending on the transaction made: "E" for issues, "R" for redemptions or "C" for cancellations.

(28) Special financing vehicle: any type of entity, regardless of whether or not it belongs to the group of the entity required to file a periodic public report, created to reach a specific objective which has been perfectly defined in advance (for example to carry out a financial lease, research and development or asset securitization), regardless of its legal form. These entities are generally subject to legal conditions imposing strict and sometimes permanent limits on the powers that the governing body, director or management have on the aforementioned entity's operations.

(29) Relation (Issues, redemptions or cancellations of debt securities): this shall refer to the type of relation with the entity filing the periodic public report has: parent company, dependent, multigroup, associated or any other entity included in the scope of consolidation.

(30) ISIN (International Securities Identification Numbering system): the ISIN assigned to the issues shall be used. In any other case N/A shall be used.

(31) Guarantees granted: all guarantees granted as well as the company that granted them are to be listed-

(32) Guarantee that might materially affect the Financial Statements for the purpose of this information. The possibility that the exercise of the guarantee might affect the Financial Statements shall be considered to exist when the omission or wrongful inclusion of the impact of the execution of the guarantee in the information provided might influence in the economic decisions of the user of this information either individually or as a whole.

(33) Relation (Third party issues guaranteed by the Group): refers to the type of relation between the entity presenting the periodic public report or any entity included in the scope of consolidation, and the entity whose issue or placement has been guaranteed. If appropriate, the relation between the entity supplying the guarantee and the entity required to file this periodical public report shall be indicated.

(34) Related parties: a party is considered to be related to another when one of the two, or a group acting as one, exercises or is able to exercise control over the other or to have a significant influence in the financial and operating decisions of the other company by means of agreements between shareholders.

Control is assumed to exist in the event of any of the cases provided in article 4 of Securities Market Act 24/1988, of 28 July.

Significant influence is understood to be that which enables a party to influence in the financial and operating decisions of an entity although control is not exercised over this entity. For the purposes of this Circular, the existence of significant influence is considered to be evident, unless proven otherwise, in one or various of the following cases:

a) representation on the Board of Directors, or an equivalent management body of the investee entity;

b) participation in the process of setting policies, among which is included decisions regarding dividends and other distributions;

c) transactions of relevant importance between the investor and the investee;

d) exchange of management personnel; or

e) supply of essential technical information.

Notwithstanding the above, for the purpose of determining the existence of significant influence, the provisions of Directive 2002/87/CE, of 16 December shall be taken into account, if appropriate.

(35) Related transactions: Pursuant to the Spanish Ministry of Economy and Finance Order EHA/3050/2004, of 15 September, all transfers of resources services or obligations between related parties shall be considered to be related transactions regardless of whether or not consideration is received. Transactions between companies or entities of the same group are not required to be reported, as long as such transactions were eliminated in the process of the preparation of the consolidated financial information and the transactions form part of the company's or entity's normal operations in respect of their purpose and conditions. There is no need to report transactions forming part of the company's ordinary operations where such transactions are performed under normal market conditions and are of scant relevance, i.e. the information relating thereto is not required to provide a true and fair view of the company's net worth, financial position and results of operations. .

(36) Information regarding related parties shall be broken down under the captions set forth in the fourth section of the Ministry of Economy and Finance Order EHA/3050/2004, of 15 September. For the purposes of section four letter C) of this Order, only transactions between related parties affecting the reporting entity or its group shall be reported.
(37) Transaction code and description: the following types of related transactions, whose associated code is indicated below, shall be reported:

Transaction Code
001 Purchases of goods (finished or unfinished)
002 Sales of goods (finished or unfinished)
003 Purchases of tangible fixed assets
004 Purchases of intangible assets
005 Purchases of financial assets
006 Sales of tangible fixed assets
007 Sales of intangible assets
008 Sales of financial assets
009 Provision of services
010 Receipt of services
011 Cooperation agreements
012 Financial lease agreements
013 Operating lease agreements
014 Research and development transfers
015 Agreements regarding licenses
016 Financing agreements: loans
017 Financing agreements: capital contributions (in cash or in kind)
018 Financing agreements: others(specify)
019 Interest paid
020 Interest charged
021 Interest accrued but not paid
022 Interest accrued but not charged
023 Dividends and other benefits paid
024 Guarantees
025 Management agreements

026 Remuneration
027 Compensation
028 Contributions to pension plans and life insurance
029 Services compensated with own financial instruments (purchase option plans, convertible debentures, etc)
030 Purchase option commitments
031 Sales option commitments
032 Other instruments that may imply a transfer of resources or obligations between the company and the related party
033 Others (specify)

(38) Aggregate (A) o Individualized (I) information: the information included in the table may be aggregated when the items are similar in content. However information of an individualised nature should be furnished regarding transactions that are significant due to the amount thereof or are relevant for adequate understanding of the periodic public information. The decision as to whether a transaction shall be considered significant due to the amount thereof or relevant for an adequate understanding of the period public information shall be in accordance with the fifth section of the Order of the Ministry of Economy and Finance EHA/3050/2004, of 15 September, on information relating to transactions between related parties.
Related parties shall be considered to be significant where they exceed the company's normal transfers or operations or on the basis of the factors provided in Directive 2002/87/EC of 16 December. In any case, for the purposes of this Circular, transactions for which a breakdown is required for an adequate understanding of the financial information furnished shall be considered to be significant related transactions.
Additionally, transactions shall be considered to be relevant for an adequate understanding of the periodic public information in the event that members of the Board of Directors and the issuing company or a group company are directly or indirectly involved, where the transaction does not form part of the Company's normal operations and where the transaction is not performed under normal market conditions.

(39) Current(Cy)/Previous(Pr): period in which the transaction took place. In this respect, both the transactions performed from the commencement of the financial year until the end of the period to which the period public information refers (Cu), as well as the transactions performed prior to the financial year but yet not terminated should be included.

(40) Profit/Loss recorded: profit or loss shall be understood to mean the difference between book value and the transaction price.

(41) Payment conditions and terms: in the event that the information is presented in aggregate form, this transactions shall be classified based on the term left until its maturity, i.e. short-term (St) or long-term (Lt). If on the contrary, the information is individualised, the exact term and payment conditions shall be stated.

(42) Related party(ies) in the event of individualised information, the name or corporate name of the related party (ies) involved in the transaction shall be detailed. This field need not be completed if the information is presented in an aggregate manner.

(43) Other matters: this section should include information regarding the pricing policies applied, the guarantees granted and received and any other item relating to operations that might allow for an adequate interpretation of the transaction carried out, including information regarding transactions which could not be performed under normal market conditions, for which indication should be made as to whether profit or loss was recorded by the entity or group and whether the transaction was performed at market prices.

COMMERCIAL DEVELOPMENT

As of 30 June 2005, Sogecable had 2,053,574 subscribers, with the following development and breakdown:

	30-Jun-05	30-Jun-04	30-Jun-03	Jun.05 vs Jun.04	Jun.04 vs Jun.03
SOGECABLE	2,053,574	2,154,084	1,775,953	-100,510	378,131
DIGITAL+	1,775,710	1,638,100	1,140,014	137,610	498,086
CANAL+ (Analogue)	277,864	515,984	635,939	-238,120	-119,955

N.B.: The figures for 2003 correspond to Canal Satélite Digital, the previous digital TV offer of Sogecable.

During the second quarter of 2005, the major features of Sogecable's business were the following:

- ✓ A net growth of 76,000 subscribers in the **DIGITAL+** customer base.
- ✓ Excellent acceptance of the migration campaign targeting the ***CANAL+*** analogue subscribers.
- ✓ A new sales record in the pay-per-view services. The football match between Real Madrid and Barcelona in April 2005 sold over 605,000 tickets.

DIGITAL+

The main events in the sales activity of **DIGITAL+** during the second quarter were the following:

- ✓ 76,000 net subscribers joined **DIGITAL+** during the quarter.
- ✓ Important advance in the migration process: 99,000 analogue subscribers joined **DIGITAL+** during the quarter.
- ✓ Decline in the average revenues at **DIGITAL+** due to the end of the Spanish football league and the incorporation of analogue subscribers.

As of 30 June 2005, **DIGITAL+** had 1,776,000 subscribers compared to 1,700,000 as of 31 March 2005. The year-on-year evolution of the number of subscribers and the distribution of the same across the various offers is as follows:

	30-Jun-05	30-Jun-04	30-Jun-03	Jun.05 vs Jun.04	Jun.04 vs Jun.03
DIGITAL+	**1,775,710**	**1,638,100**	**1,140,014**	**137,610**	**498,086**
Premium subscribers	**1,558,035**	**1,426,144**	**1,099,671**	**131,891**	**326,473**
Digital+ tier subscribers	1,019,103	905,796	910,024	113,307	-4,228
Canal+ tier subscribers	538,932	520,348	189,647	18,584	330,701
Basic subscribers	**217,675**	**211,956**	**40,343**	**5,719**	**171,613**

N.B.: The figures for 2003 correspond only to Canal Satélite Digital.

At the end of the first half of 2005, **DIGITAL+** had more subscribers than on the same date the year before.

Up until the third quarter of 2004, Sogecable carried out the adaptation of the **DIGITAL+** sales offer to the former subscribers of the older platforms. Throughout this process, there was a decline in the number of subscribers, which particularly affected those coming from Vía Digital, with lower average revenues at the time when their contracts were renewed under the terms and conditions of the **DIGITAL+** offer.

As a result, the quarterly evolution of the **DIGITAL+** customer base in the last twelve months was as follows:

Digital subscriber base evolution June 2004 – June 2005


1,638
1,605
1,653
1,700
1,776
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05

(Thousands of subscribers)

Since September 2004, the TV platform has increased its net customer base every month. The change of trend after the end of the transition period is shown on the following chart with the net quarterly evolution:

Quarterly net evolution of digital subscribers


(Thousands of subscribers)
75.6
47.6
47.5
-33.1
-93.9
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05

Throughout the first half of 2005, over 123,000 subscribers joined **DIGITAL+**. Besides this increase in the subscriber base, there was a substantial rise in the number of those who chose more complete offers:

	30-Jun-05	31-Mar-05	31-Dec-04	2Q 2005	1st Half 2005
DIGITAL+	**1,775,710**	**1,700,117**	**1,652,573**	**75,593**	**123,137**
Premium subscribers	**1,558,035**	**1,481,389**	**1,430,357**	**76,646**	**127,678**
Digital+ tier subscribers	1,019,103	1,004,685	992,530	14,418	26,573
Canal+ tier subscribers	538,932	476,704	437,827	62,228	101,105
Basic subscribers	**217,675**	**218,728**	**222,216**	**-1,053**	**-4,541**

During the second quarter of 2005, Sogecable dedicated part of its sales efforts to the migration of analogue subscribers to **DIGITAL+**.

The migration of analogue subscribers was requested by 99,000 analogue subscribers of ***CANAL+***, who joined **DIGITAL+** during the second quarter of 2005.

The promotional campaign that was carried out will continue in the coming months and it will allow analogue subscribers to enjoy **CANAL+** and other added content with digital quality and no increase in the price of their analogue TV contracts, with no connection costs and no interruptions in the service. The new digital offer created for the migration campaign also enables access to pay-per-view services.

By means of this campaign targeting analogue subscribers, Sogecable has managed to significantly speed-up the digitalisation of its subscriber base compared to the migration of subscribers that has been gradually taking place every quarter since 1997.

Evolution of the migration to digital 2Q05 / 2Q04 / 2Q03


June 2005
86%
14%
June 2004
76%
24%
June 2003
64%
36%
% Digital subscribers
% Analogue subscribers

Besides the success of the migration campaign, during the second quarter Sogecable made significant progress in attracting new **DIGITAL+** subscribers, which, added to the significant reduction in the rate of cancelled subscriptions compared to 2004, has led to a net increase of 76,000 subscribers.

Net DIGITAL+ subscriber base evolution in the Second Quarter

(Thousands of subscribers)


75.6
-1.6
-60.9
-93.9
2Q 2002
2Q 2003
2Q 2004
2Q 2005

N.B.: 2002 & 2003 data correspond to Canal Satélite Digital.

In the distribution of the **DIGITAL+** subscribers as of 30 June 2005 across the various subscription packages, we must point out that 58% of the customers have chosen options from the **'DIGITAL+'** tier, which incorporates the most complete contents, combining the existing services in the **'Basic'** and ***'CANAL+'*** tiers.

DIGITAL+: Subscriber breakdown comparison 2Q05 vs 2Q04


June 2005
June 2004
1,019
Digital+ tier
906
539
Canal+ tier
520
218
Basic tier
212
2Q05
(Thousands of subscribers)
2Q04

N.B.: In 30 June 2004, the distribution of subscribers by offers included the offer initially provided by Sogecable for subscribers coming from Via Digital according to sales criteria. The data corresponding to the 'Canal+' range include the Canal Satélite Digital customers subscribed to packages similar to those existing in the previous offer.

As their initial programming offer, migrated subscribers preferably chose the exclusive subscription option created for the campaign, included in the ***'CANAL+'*** tier.

The services in the **'DIGITAL+'** tier received the largest number of applications for upgrade among previous subscribers, and it was also the preferred offer among the new Sogecable customers.

In this respect, the selection of offers chosen by migrated subscribers when joining **DIGITAL+** attests to the appeal of **CANAL+** and it warrants future sales actions similar to those carried out among previous subscribers, in such a way as to arrive at a homogeneous selection of contents in keeping with the global pattern shown by the customers of **DIGITAL+**.

DIGITAL+: Initial choice of 2Q05 new subscribers


2Q05 new customers's choice breakdown
Subscribers's choice breakdown as of June 30th 2005
16%
78%
6%
30%
58%
12%
DIGITAL+
CANAL+
Básico

During the quarter, the average revenue from the digital subscribers was 47.9 euros per month. The average amount per subscription is 41.9 euros a month, whereas the average amount consumed in pay-per-view services during the quarter was 6.0 euros per subscriber each month.

DIGITAL+ quarterly ARPU evolution: June 2004 – June 2005


47.4
47.3
49.5
49.8
47.9
4.4
3.9
6.2
6.5
6.0
43.0
43.4
43.3
43.3
41.9
2Q04
3Q04
4Q04
1Q05
2Q05
Monthly subscription
PPV tickets
ARPU DIGITAL+

During the second quarter of 2005, the average revenue from subscriptions decreased slightly compared to the 43.3 euros per month obtained in the previous quarter, mainly because of the campaign for the migration of analogue subscribers to **DIGITAL+** and the selection of the offer created for these subscribers by most of them.

As of 30 June 2005, 7.5% of the customers that had migrated during the quarter had already amended their contracts in order to access other services in subscriptions, entailing a higher monthly fee.

This upgrade, together with the effect arising from the selection of the new subscribers, mitigated the effect of the migrations on the average revenue for **DIGITAL+** during the quarter.

The average revenue from the sale of pay-per-view services to digital subscribers amounted to 6.0 euros per subscriber each month in the second quarter of 2005, in spite of the fact that the football season in Spain ended on 29 May 2005. In the same period in 2004, the equivalent average revenue totalled 4.4 euros.

The new sales record in the sale of pay-per-view services reached on 9 April 2005, with the football match between Real Madrid and F.C. Barcelona, with sales of over 605,000 'tickets', contributed to the attainment of those average revenue levels.

In the evolution of the **DIGITAL+** customer base there has been a significant reduction in the number of subscription cancellations in recent quarters. Compared to the cancellations recorded in the second quarter of 2004, with a rate of 36%, Sogecable has managed to bring the figure down to 15% as of 30 June 2005.

DIGITAL+: Annual churn rate evolution


36%
25%
22%
19%
15%
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005

N.B.: Rolling churn rate on cancellations in the previous twelve-month period

CANAL+

CANAL+ is the benchmark pay-TV channel in the Spanish market and the main force behind the growth of the same, thanks to its consistent selection of high quality content. In recent years, the growth of the subscriber base of ***CANAL+*** has taken place through the distribution of its digital version. Since the launch of **DIGITAL+**, ***CANAL+*** has increased its programming offer with nine digital channels via the exclusive distribution of the same through the **DIGITAL+** offer.

In order to increase the digitalisation of its customers, in the second quarter of 2005 Sogecable accelerated the migration of its analogue subscribers. Thanks to this migration, ***CANAL+*** added 77,000 subscribers to its digital customer base in the second quarter of 2005, reaching a total 1,558,000 subscribers through **DIGITAL+**.

As of 30 June 2005, the distribution of ***CANAL+*** subscribers is as follows:

CANAL+	30-Jun-05	30-Jun-04	30-Jun-03	Jun.05 vs Jun.04	Jun.04 vs Jun.03
TOTAL CANAL+	**1,835,899**	**1,942,128**	**1,735,610**	**-106,229**	**206,518**
Canal+ Digital	1,558,035	1,426,144	1,099,671	131,891	326,473
Canal+ Analogue	277,864	515,984	635,939	-238,120	-119,955

N.B.: The figures for Canal+ Digital in 2003 correspond only to Canal Satélite Digital.

In the coming months, the 278,000 subscribers using only the analogue service will have the chance to access the digital contents of ***CANAL+*** in advantageous conditions. The analogue subscribers represented, as of 30 June 2005, 15% of the total customers of ***CANAL+*** compared to 27% twelve months earlier.

CANAL+. Digital and analogue subscribers 2Q05 / 2Q04 / 2Q03


June 2005
June 2004
June 2003
85%
15%
73%
27%
63%
37%
% CANAL+ Digital
% CANAL+ Analogue

Sogecable

Consolidated financial results

30 June 2005

SOGECABLE

Consolidated results as of 30 June 2005 – first half of 2005

When preparing its financial statements as of 30 June 2005, Sogecable adopted the accounting criteria established by the International Financial Reporting Standards (IFRS).

In order to allow comparisons with the financial statements for the same period in financial year 2004, Sogecable made the relevant modifications to the same, which are set out below according to the new accounting standards. The financial statements corresponding to the first quarter of 2005 were published on 27 April 2005, likewise according to the International Financial Reporting Standards (IFRS).

In order to allow an adequate understanding of the most significant amendments arising from the application of the International Financial Reporting Standards (IFRS), Sogecable has published a specific document with details of the main changes that the IFRS introduce in the quarterly financial statements corresponding to 2004. This document is available at our website, www.sogecable.com.

Sogecable

SECOND QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2005 & 2004 (April-June)

	April - June 2005	April - June 2004	dif € MM	% var
TOTAL REVENUES	**381.0**	**341.8**	**39.2**	**11.5%**
Net Turnover	380.1	340.9	39.2	11.5%
Subscribers	*268.6*	*258.8*	*9.8*	*3.8%*
Advertising	*22.2*	*17.0*	*5.2*	*30.7%*
Other	*89.3*	*65.1*	*24.2*	*37.1%*
Other operating revenues	0.9	0.8	0.0	1.5%
OPERATING EXPENSES	**278.5**	**271.1**	**7.4**	**2.7%**
Purchases	186.8	176.1	10.7	6.0%
Personnel expenses	28.7	27.4	1.4	4.9%
Other operating expenses	63.0	67.6	-4.6	-6.9%
EBITDA	**102.5**	**70.7**	**31.8**	**45.0%**
Depreciation and amortisation	58.2	71.9	-13.7	-19.1%
OPERATING INCOME/LOSS (EBIT)	**44.3**	**-1.2**	**45.5**	**n.a.**
Other depreciation and provisions	-0.5	4.9	-5.4	-110.2%
Gains or losses on sales of fixed assets	0.0	0.1	-0.1	-72.9%
Financial results	-21.3	-29.1	7.8	-26.8%
Share in results of companies carried by the equity method	-1.6	-2.8	1.2	-43.3%
Restructuring expenses		-15.5	15.5	-100.0%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**21.9**	**-53.6**	**75.5**	**-140.9%**
Corporate income tax	-15.3	15.4	-30.7	-199.5%
Income/Loss attributed to minority interests	3.3	4.7	-1.4	-29.1%
RETAINED PROFIT/LOSS FOR THE PERIOD	**9.9**	**-33.5**	**43.4**	**-129.4%**

(Million euros)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th JUNE 2005 & 2004 (January-June)

	January - June 2005	January - June 2004	dif € MM	% var
TOTAL REVENUES	**777.4**	**723.0**	**54.4**	**7.5%**
Net Turnover	775.6	720.5	55.1	7.6%
Subscribers	*538.9*	*546.3*	*-7.4*	*-1.4%*
Advertising	*39.6*	*30.5*	*9.2*	*30.1%*
Other	*197.0*	*143.7*	*53.4*	*37.1%*
Other operating revenues	1.8	2.5	-0.7	-28.2%
OPERATING EXPENSES	**597.7**	**588.7**	**9.0**	**1.5%**
Purchases	402.5	387.9	14.6	3.8%
Personnel expenses	61.3	58.8	2.5	4.2%
Other operating expenses	133.9	142.0	-8.2	-5.7%
EBITDA	**179.7**	**134.3**	**45.5**	**33.9%**
Depreciation and amortisation	122.5	148.6	-26.1	-17.6%
OPERATING INCOME/LOSS (EBIT)	**57.2**	**-14.4**	**71.6**	**n.a.**
Other depreciation and provisions	-0.4	9.7	-10.1	-104.5%
Gains or losses on sales of fixed assets	-0.1	-0.3	0.2	-65.5%
Financial results	-45.2	-55.9	10.7	-19.2%
Share in results of companies carried by the equity method	-4.2	-6.1	2.0	-31.9%
Restructuring expenses		-32.5	32.5	-100.0%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**8.4**	**-118.2**	**126.6**	**-107.1%**
Corporate income tax	-22.5	30.1	-52.6	-174.8%
Income/Loss attributed to minority interests	6.1	8.0	-2.0	-24.5%
RETAINED PROFIT/LOSS FOR THE PERIOD	**-8.1**	**-80.1**	**72.1**	**-90.0%**

(Million euros)

Sogecable

CONSOLIDATED BALANCE SHEETS

ASSETS	June 30th 2005	June 30th 2004
Tangible fixed assets	206.4	292.9
Intangible assets	368.8	458.3
Long-term financial investments	7.2	11.9
Investments in associated companies	24.2	37.1
Deferred tax assets	1,300.8	1,231.6
Other non-current assets	15.0	52.0
Goodwill in consolidation	11.0	0.4
FIXED AND OTHER NON-CURRENT ASSETS	**1,933.5**	**2,084.2**
Inventories	163.5	159.5
Accounts receivable	224.9	385.5
Other current assets	12.7	16.6
Cash and cash equivalents	91.3	3.9
CURRENT ASSETS	**492.4**	**565.5**
TOTAL ASSETS	**2,425.9**	**2,649.7**

SHAREHOLDERS' EQUITY AND LIABILITIES	June 30th 2005	June 30th 2004
Capital stock	267.1	252.0
Equity reserves	728.8	586.9
Cumulative results	-592.8	-510.3
Shares of the controlling company	0.0	-0.1
GROUP SHAREHOLDERS EQUITY	**403.2**	**328.5**
Minority Interests	28.6	26.9
TOTAL EQUITY	**431.8**	**355.4**
Long-term payables to financial entities	1,116.2	1,128.3
Other financial liabilities	221.3	356.0
Provisions	45.4	22.7
Other non-current liabilities	45.9	82.2
NON-CURRENT LIABILITIES	**1,428.8**	**1,589.3**
Short-term payables to financial entities	5.1	79.9
Trade accounts payable	451.1	540.7
Other non-trade debts	109.2	84.5
CURRENT LIABILITIES	**565.4**	**705.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,425.9**	**2,649.7**

(Million euros)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	April - June 2005	April - June 2004
Net income (loss)	**9.9**	**(33.5)**
Adjustments to income (loss)-		
Depreciation and amortisation	58.2	71.9
Amortisation of goodwill	0.0	0.0
Deferred charges and deferred revenues transferred to income stateme	(1.0)	(3.0)
Share in results of companies carried by the equity method	1.6	2.8
Changes in provisions and other extraordinary results	(0.8)	5.9
Income (loss) attributed to minority interests	(3.3)	(4.7)
Corporate income tax	15.3	(15.4)
Funds obtained	**79.8**	**26.8**
Changes in operating assets and liabilities (excluding financial items)	**30.5**	**(19.0)**
Cash provided by operations	**110.3**	**7.9**
Investments	(47.1)	(21.4)
Sales and retirements of fixed assets	2.5	11.7
Cash from (used in) investing activities	**(44.5)**	**(9.7)**
Capital increases	185.0	0.0
Increase (decrease) in long-term debt (excluding financial debts)	(181.7)	7.2
Cash from (used in) financing activities (excluding bank facilities)	**3.3**	**7.2**
Increase (decrease) of long-term bank facilities	(1.1)	(1.1)
Increase (decrease) of short-term bank facilities	(9.0)	(5.5)
Changes in cash and short-term financial investments	(58.9)	1.2
Cash from (used in) bank facilities	**(69.0)**	**(5.4)**
Funds obtained from (used in) financing activities	**(65.7)**	**1.8**

(Million euros)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	January - June 2005	January - June 2004
Net income (loss)	**(8.1)**	**(80.1)**
Adjustments to income (loss)-		
Depreciation and amortisation	122.5	148.7
Amortisation of goodwill	0.0	0.0
Deferred charges and deferred revenues transferred to income stateme	(2.2)	(6.4)
Share in results of companies carried by the equity method	4.2	6.1
Changes in provisions and other extraordinary results	(0.7)	10.6
Income (loss) attributed to minority interests	(6.1)	(8.0)
Corporate income tax	22.5	(30.1)
Funds obtained	**132.1**	**46.5**
Changes in operating assets and liabilities (excluding financial items)	**67.8**	**(100.6)**
Cash provided by operations	**200.0**	**(54.0)**
Investments	(69.4)	(40.3)
Sales and retirements of fixed assets	7.1	15.0
Cash from (used in) investing activities	**(62.3)**	**(25.3)**
Capital increases	185.0	0.0
Increase (decrease) in long-term debt (excluding financial debts)	(197.6)	7.3
Cash from (used in) financing activities (excluding bank facilities)	**(12.6)**	**7.3**
Increase (decrease) of long-term bank facilities	(1.9)	17.8
Increase (decrease) of short-term bank facilities	(35.7)	52.0
Changes in cash and short-term financial investments	(87.5)	2.3
Cash from (used in) bank facilities	**(125.1)**	**72.0**
Funds obtained from (used in) financing activities	**(137.7)**	**79.3**

(Million euros)

FINANCIAL EVOLUTION

Sogecable's results in the second quarter of 2005 have the following features:

- ✓ A year-on-year increase of 11.5% in the revenues for the quarter and the restraint of the operating charges, which rose by 2.7%.
- ✓ A 45% improvement in Earnings before interest, taxes, depreciation and amortisation (EBITDA) compared to the same period in 2004, totalling 102.5 million euros.
- ✓ A year-on-year reduction by 26.8% in the financial charges.
- ✓ A consolidated profit before taxes of 21.9 million euros, compared to a loss of 53.6 million euros in the same quarter in 2004.
- ✓ The first Net Profit since the integration of Vía Digital, reaching an amount of 9.9 million euros in the quarter.

Operating revenues

As of 30 June 2005, the Net Turnover of Sogecable amounted to a cumulative total of 775.6 million euros, after the 380.1 million euros recorded in the second quarter of 2005. This represents an increase of 39.2 million euros (11.5%) over the 340.9 million euros recorded in the same period of 2004.

Net Turnover year-on-year evolution


Million euros
+39.2 m€
340.9
380.1
2Q04
2Q05

Subscription revenues

Subscription revenues represent the Group's main business and, as of 30 June 2005, they accounted for 69.5% of the Net Turnover of Sogecable.

In the second quarter of 2005, revenue from Sogecable subscribers totalled 268.6 million euros, an increase of 9.8 million euros over the 258.8 million euros recorded in the same period of 2004, in other words a year-on-year increase of 3.8%.

In the first half of 2005, subscription revenues had a cumulative decrease of 1.4% in comparison to those obtained in the same period of 2004.

This decrease was mainly due to the lower revenue generated from the Spanish Football Cup Competition in the first quarter of 2005, the amount being 11.6 million euros.

Compared to the second quarter of the year before, in 2005 there has been an increase in digital revenues, which exceeded the reduction in the number of analogue subscriptions resulting from cancellations and migrations in the period.

Advertising revenues

As of 30 June 2005, advertising revenues amounted to 39.6 million euros, a 30.1% increase over the 30.5 million euros obtained by Sogecable as of the same date in 2004.

The increase during the second quarter of 2005 amounted to 30.7% over the same period in 2005. Compared to the first quarter of 2005, this represents a growth of 27.2%. In relation to the Net Turnover of Sogecable, as of 30 June 2005 advertising revenues represented 5.1% of the total revenues.

Other revenues

In the second quarter of 2005, Sogecable's 'Other revenues' amounted to 89.3 million euros, representing a 37.1% increase over the 65.1 million euros obtained in the same period of financial year 2004.

As of 30 June 2005, Sogecable recorded a cumulative sum of 197.0 million euros under 'Other revenues', compared to 143.7 million euros in the first half of 2004.

In relation to the revenues obtained in the first half of the preceding year, the main increases correspond to revenues from sublicenses and from the services provided by Audiovisual Sport in the licensing of the audiovisual rights of the Spanish football league to other operators.

Operating expenses

The operating expenses in the second quarter of 2005 amounted to 278.5 million euros, compared to 271.1 million euros in the same period of the previous year. This 7.4 million euros rise represents a 2.7% year-on-year increase.

As of 30 June 2005, the cumulative operating expenses totalled 597.7 million euros, representing a 1.5% increase over the 588.7 million euros recorded twelve months before.

Operating expenses evolution 1H05 vs 1H04


Million euros
588.7
+1.5%
597.7
142,0
58,8
387,9
133,9
61,3
402,5
1H04
1H05
Purchases
Personnel costs
Other operating expenses

The most significant changes in the major items of Sogecable's Operating Expenses were the following:

Purchases

In the second quarter of 2005, purchases totalled 186.8 million euros compared to 176.1 million euros in the same period of the year before.

As of 30 June 2005, cumulative purchases amounted to 402.5 million euros, compared to 387.9 million euros recorded in the first half of 2004, which represents a year-on-year rise of 3.8%.

The increase in the cost of film rights and football rights and the decrease in the cost of distributing channels and certain sports events were the main changes compared to the consumption levels recorded in the first half of 2004.

Personnel Expenses

Personnel expenses amounted to 28.7 million euros in the second quarter of 2005, compared to 27.4 million euros in the same period of 2004, representing a year-on-year increase of 1.4 million euros.

The average number of employees during the first half of 2005 was 1,726, compared to the average 1,719 employees in the same period of 2004.

Other Operating Expenses

In the second quarter of 2005, Other Operating Expenses totalled 63.0 million euros, a decrease compared to the 67.6 million euros in the same period of the previous year. This decline by 4.6 million euros represents a year-on-year decrease of 6.9%.

As of 30 June 2005, Other Operating Expenses recorded a cumulative cost of 133.9 million euros, a 5.7% decrease compared to the 142.0 million euros borne during the first half of 2004.

Among the most significant variations compared to the first quarter of 2004 is the reduction in the cost of handling subscriptions. Particularly, the provision for the possible default of customer subscriptions had a cumulative reduction of 5.3 million euros compared to the amounts recorded during the first half of 2004, due to the adaptation process of the **DIGITAL+** offer that took place up until the third quarter of that year.

EBITDA

In the second quarter of 2005, Earnings before interest, taxes, depreciation and amortisation (EBITDA) totalled 102.5 million euros, compared to 70.7 million euros in the second quarter of 2004, representing a rise of 31.8 million euros and a 45.0% year-on-year increase.

Year-on-year EBITDA growth


Million euros
+45.0%
38.7
70.7
102.5
2Q 2003
2Q 2004
2Q 2005

This figure represents a new high in the Sogecable's quarterly EBITDA and, accumulated through 30 June 2005, it yields an Earnings before interest, taxes, depreciation and amortisation (EBITDA) of 179.7 million euros.

After the first half of 2004, Sogecable's EBITDA amounted to 134.3 million euros, which is a year-on-year increase of 45.5 million euros. Compared to the previous quarter, when EBITDA totalled 77.2 million euros, Sogecable recorded an increase of 25.2 million euros.

In the first six months of 2005, Sogecable's EBITDA/revenues ratio amounted to 23.1%. As of 30 June 2004, the equivalent ratio was 18.6%.

EBITDA evolution 1H05 / 1H04


Million euros
+33.9%
179.7
134.3
102.5
70.7
63.6
77.2
2004
2005
First Quarter
Second Quarter

EBIT

In the second quarter of 2005, Sogecable's Earnings before interest and taxes (EBIT) recorded a profit of 44.3 million euros compared to the loss of 1.2 million euros obtained in the second quarter of 2004.

The positive evolution by 45.5 million euros in the quarter carries on from the improvement recorded in the first quarter of 2005, when Sogecable obtained an EBIT totalling 12.9 million euros compared to a loss of 13.2 million euros in the same period of 2004.

Thus, as of 30 June 2005, Earnings before interest and taxes (EBIT) amounted to 57.2 million euros, compared to a loss of 14.4 million euros recorded as of the same date in 2004.

Year-on-year EBIT evolution


Million euros
Second Quarter
First Quarter
-14.4
-13.2
-1.2
57.2
44.3
12.9
2004
2005

The operating profit in the first half of 2005 is the result of the positive evolution of the EBITDA and the significant reduction in the cost of depreciation and amortisation, which represented a lower cumulative cost of 26.1 million euros.

Depreciation and amortisation costs in the first half of 2005 totalled 122.5 million euros compared to 148.6 million euros as of 30 June 2004.

The main changes compared to the same period in 2004 correspond to the reduction in the amortisation arising from the cost of attracting subscribers (as a consequence of the significant reduction in the number of subscription cancellations this year) and the gradual decline in the depreciation of the digital decoders acquired in the early years of operations.

Share in the earnings of associated companies

The Share in the Earnings of Companies booked by the Equity Consolidation method entailed a loss of 1.6 million euros in the second quarter of 2005, representing a decline by 43.3% compared to the loss of 2.8 million euros booked under the same item in the same period in 2004.

As of 30 June 2005, the cumulative figure for the Participation in the Earnings of Companies booked by the Equity Consolidation method was a loss of 4.2 million euros compared to a loss of 6.1 million euros recorded in the first six months of 2004.

On the other hand, on 14 July 2005 Sogecable sold a 16.66% of the share capital of Warner Lusomundo Sogecable Cines de España to Cinesa Compañía de Iniciativas y Espectáculos, S.A., keeping a holding of 16.67% in the share capital of the former company after this transaction.

Restructuring costs

On 31 December 2004, Sogecable finished the restructuring that began in the third quarter of 2003, after the integration of Vía Digital.

During the first half of 2004, Sogecable had borne restructuring costs totalling 32.5 million euros.

Results

The Consolidated Results before Taxes in the second quarter of 2005 yielded a profit of 21.9 million euros, compared to the loss of 53.6 million euros obtained in the same period of 2004, representing a year-on-year improvement by 75.5 million euros.

As of 30 June 2005, the Consolidated Results before Taxes yielded a cumulative profit of 8.4 million euros, compared to a loss of 118.2 million euros in the first six months of 2004.

The Results Attributed to the Controlling Company in the second quarter of 2005 yielded a profit of 9.9 million euros, compared to a loss of 33.5 million euros in the same period of 2004.

As of 30 June 2005, the Results Attributed to the Controlling Company totalled -8.1 million euros, compared to a loss of 80.1 million euros at the end of the first half of 2004.


Pre-tax Consolidated Results 1H04 / 1H05
Pre-tax
results
1H4
Pre-tax
results
1H05
8.4
-118.2
+32.5
Restructuring costs
+11.8
Other costs
+10.7
Financial results
+26.1
Depreciations and
amortisations
+45.5
EBITDA
Million euros

Investments

In the second quarter of 2005, Sogecable carried out investments amounting to 47.1 million euros. As of 30 June 2005, cumulative investments totalled 69.4 million euros.

The main recurring investments are related to winning over subscribers for **DIGITAL+** (amounting to 30.4 million euros) and the acquisition of decoding devices, which has taken in an investment of 12.6 million euros in the first half of 2005.

Aside from this, on 4 April 2005 Sogecable acquired an additional 2.25% of the share capital of Canal Satélite Digital which cost 15.0 million euros. After this transaction, Sogecable owns 85.5% of the company.

Cash-flow

As of 30 June 2005, the net bank draw downs used by Sogecable totalled 1,037.3 million euros, compared to 1,100.7 million euros as of 31 March 2005.

In the second quarter of 2005, Sogecable lowered its leverage by 63.4 million euros, with a cumulative reduction of 122.2 million euros in the first six months of 2005.

Net bank debt quarterly evolution


-122 m€
1,210
1,204
1,207
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

Besides this, on 15 July 2005, Sogecable entered into a syndicated loan totalling 1,200 million euros with 24 banks in order to replace the syndicated loan of 1.350 million euros obtained on 8 August 2003.

The MLAs (Mandated Lead Arrangers) in the new syndicated loan are BBVA, HSBC, Caja Madrid, Calyon, Banesto, la Caixa, BNP Paribas, Natexis, Société Générale, Sumitomo, Citigroup, and Royal Bank of Scotland. Alongside these banks, other participants include Banco Santander Central Hispano, JP Morgan, Caixa Galicia, Barclays, Banco Urquijo, Sabadell-Atlántico, and Caixa Catalunya.

The amount of the syndicated loan was oversubscribed, because the firm offers received exceeded the amount of 2,000 million euros.

The most significant changes obtained with this new loan compared to the terms and conditions of the previous loan are the following:

	New syndicated loan	Former syndicated loan
Date	15.July.2005	8.August.2003
Amount (million euros)	1,200	1,350
Maturity	2011	2010
Initial spread (bps)	95	250
Maximum spread (bps)	115	250
Minimum spread (bps)	50	90

With this syndicated loan Sogecable adapts its financing vehicles to the forecasted medium and long-term needs.

Aside from this, on 27 April 2005 the General Meeting of Shareholders of Sogecable agreed the capital increase required for the early repayment of the participating loans granted by PRISA, Telefónica and Vivendi Universal at the beginning of the integration of Vía Digital and the subsequent restructuring process.

These loans, which accrued an annual interest rate of 11% and which expired in 2013, were cancelled on 9 June 2005 when the shareholders of Sogecable subscribed the entirety of the proposed capital increase without the need of resorting to a placement among institutional investors.

After this transaction, the share capital of Sogecable is represented by 133,564,631 shares with a face value of 2 euros each, the total share capital being 267.1 million euros.

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